SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 1 Management Proposal AEGM 04.15.2026 Management Proposal AEGM 04.15.2026 2 Management Proposal AEGM 04.15.2026 Table of Contents 1. Manual for Participation ............................................................................ 4 1.1. Exclusively Digital Meeting ............................................................... 4 1.2. Remote Voting Ballot (BVD) .............................................................. 5 1.3. Required Documents ......................................................................... 8 1.4. Registration and Accreditation ....................................................... 10 1.5. Statement of Affiliation with a Shareholder Group ....................... 12 1.6. Nomination of Fiscal Council Candidates ..................................... 13 2. Management Proposal ............................................................................ 15 2.1. General Guidelines .......................................................................... 15 2.2. Agenda .............................................................................................. 16 2.3. Clarifications on the AGM agenda .................................................. 17 2.3.1. Item (i) of the Agenda – Management’s Accounts, Management Report and Complete Annual Financial Statements ................................ 17 2.3.2. Item (ii) of the Agenda – Allocation of Results ............................. 24 Allocation of Results and Distribution of Dividends ....................................... 24 2.3.3. Item (iii) pf the Agenda – Election of the Members of the Fiscal Council 25 2.3.4. Item (iv) of the Agenda – Global Compensation of Management 26 2.4. Clarifications on the EGM Agenda ................................................. 31 2.4.1. Item (i) of the Agenda – Change of the Company's corporate name to "AXIA Energia S.A." and the consequent amendment to the Bylaws 31 2.4.2. Item (ii) of the Agenda – Amendment to the Bylaws to: (a) create item XXIX of article 45, (b) delete items V and VI of article 46; and (c) create articles 49 and 50, with the purpose of enhancing the executive powers of office 31 2.4.3. Item (iii) of the Agenda – If the resolutions set forth in items (i) and (ii) above are approved, as applicable, to approve the restatement of the Company's Bylaws, incorporating all amendments approved by 3 Management Proposal AEGM 04.15.2026 shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions ........................... 32 2.4.4. Item (iv) of the Agenda – Performance Share-Based Compensation Plan 33 2.5. List of Schedules ................................................................................ 37 2.6. Conclusion ......................................................................................... 38 4 Management Proposal AEGM 04.15.2026 1. Manual for Participation 1.1. Exclusively Digital Meeting The Annual and Extraordinary General Meeting will be exclusively digital, to be held through the digital platform of "Atlas AGM" ("Digital Platform"), on April 15, 2026, at 2 p.m. ("Meeting"). The exclusively digital format is intended to facilitate the participation of shareholders and others involved in the Meeting, pursuant to Brazilian Law No. 6,404, of December 15, 1976 ("Brazilian Corporations Law"), CVM Resolution No. 81, of March 29, 2026 ("RCVM 81") and the Company's Bylaws. Shareholders who wish to participate in the Meeting must register on the https://atlasagm.com website or through the "Atlas AGM" application available on the Apple Store and Google Play Store ("Application") and submit all documents necessary to qualify for participation or voting at the Meeting by 11:59 p.m. on April 13, 2026. The Digital Platform meets the requirements set forth in Article 28, paragraph 1, items I to III, of RCVM 81 and the Meeting will be fully recorded. By accessing the Digital Platform and participating in the Meeting, the Admitted Shareholder (as defined below) authorizes the Company, and third parties authorized by the Company, to record and use the information, in accordance with applicable law. The recordings and related information will be used and processed by the Company for a period of five years, and may be used for the Company's defense or due to a mandatory obligation, which is in the interest of the Admitted Shareholder, according to its legitimate expectations. The instructions for participation and for the statements of Admitted Shareholders via the Digital Platform will be provided by the chair, and the time allotted for statements may be limited. Matters outside the agenda must be addressed through the usual Investor Relations channels. Statements sent to the Meeting's chair by e-mail assembleiavirtual@axia.com.br, before the end of the work, and provided they relate to the matters on the agenda, will only be attached to the minutes upon express request of the respective shareholder. 5 Management Proposal AEGM 04.15.2026 The Company is not responsible for instabilities, connection failures or other external factors that are beyond its operational control. It is recommended that Admitted Shareholders access the Digital Platform at least 30 minutes before the start of the Meeting. Any doubts or clarifications may be answered by the Financial and Investor Relations Vice President, through the e-mail assembleiavirtual@axia.com.br. 1.2. Remote Voting Ballot (BVD) Shareholders may participate in the Meeting through BVD. To participate in the Meeting through the BVD, the Company's shareholders must fill in the appropriate fields, sign the BVD and send it no later than four days before the date of the Meeting (i.e., until April 11, 2026) to the following recipients: BOOKKEEPING AGENT Shareholders with positions recorded in the book-entry register may exercise the remote vote through Itaú Corretora de Valores S.A. ("Bookkeeping Agent"). In this case, the BVD must be sent through the Itaú Assembleia Digital website. To do so, it will be necessary to register and have a digital certificate. Information on the registration and step-by-step instructions for issuing the digital certificate are available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital. CUSTODY AGENT Shareholders must verify with the custody agent whether it will provide a service for receiving BVDs ("Custody Agent"). If so, shareholders may, at their sole discretion, forward the BVD to the Custody Agent. The Custody Agent may define rules and operational procedures for the organization and operation of activities related to the collection and transmission of instructions for filling out the BVD, which must be observed by the shareholders, and may incur any costs. 6 Management Proposal AEGM 04.15.2026 CENTRAL DEPOSITARY Shareholders may, at their sole discretion and if they have their shares held in custody at B3 S.A. – Brasil, Bolsa, Balcão ("B3" or "Central Depositary"), forward the BVD through the "Investor Area." To do so, the shareholder must access the link https://www.investidor.b3.com.br/login, in the "Services" section, under the "Open Meetings" option. The Central Depositary may define rules and operational procedures for the organization and operation of activities related to the collection and transmission of instructions for filling out the BVD, which must be observed by the shareholders. COMPANY Shareholders may forward the BVD directly to the Company, provided that the BVD: ○ It will only be received when completed digitally and forwarded solely and exclusively through the https://atlasagm.com/ website or through the Application. To access the system: (i) if already registered on the Digital Platform, the shareholder must use the same access credentials, entering email and password;’ (ii) if the shareholder has not yet accessed the Digital Platform, the shareholder must click on "Create your account/Create new account" and inform the email address. Then, the system will send a confirmation email to the email informed, so the shareholder can fill in the requested personal data and complete the registration; and (iii) after accessing the Digital Platform, the user must: (i) in the case of a natural person, select the AXIA Energia Meeting and submit the required documentation; or (ii) in the case of a legal entity, link the respective representations to the representative's profile, in order to proceed with the submission of documentation. The completion of the BVD in digital format is conditional 7 Management Proposal AEGM 04.15.2026 upon the prior submission of the documentation necessary for remote participation. In addition, to digitally complete the BVD, shareholders must: (i) access the Meeting through the Digital Platform and click on "Indicate votes/Declare votes"; (ii) inform the vote for each matter and click on "Submit Votes"; and (iii) proceed to digital signature with ICP Brazil certificate, through the Digital Platform itself. Votes will be considered only when the shareholder's participation in the Meeting is approved by the Company. ○ It must contain the place, date and signature of the signatory shareholder. If the shareholder is considered a legal entity under the terms of Brazilian law, the signature must be of its legal representatives or their attorneys-in-fact with powers to perform this act. ○ It must be accompanied by the documentation proving the status of shareholder or legal representative of the signatory shareholder, pursuant to the requirements and formalities indicated in this Management Proposal. Until the end of the submission period, the BVD may be corrected and resent by the shareholder to the Company, observing the procedures and other deadlines provided for in RCVM 81, and no BVD will be accepted after the deadline. If any items are not completed or are completed incorrectly after the submission deadline, the Company will consider them as abstentions from voting. The shareholder who has already sent the BVD may also register and be admitted to participate in the Meeting through the Digital Platform, provided that it does so in the manner and within the deadline set forth in item 1.4 of this Manual. In such case, the shareholder will be allowed to: 8 Management Proposal AEGM 04.15.2026 o simply participate in the Meeting, in which case the voting instructions received through BVD will be computed by the Meeting's board; or o participate and vote at the Meeting, in which case the voting instructions received through BVD will be disregarded by the Meeting's board. Important: Holders of ADRs (American Depositary Receipts) typically vote by means of instructions sent to the depositary bank of the ADRs, within the deadlines and procedures defined by their intermediaries, such as brokers or custodians. The votes will be consolidated and presented at the Meeting by the local representative of the depositary bank of the ADRs. Unlike the remote voting process in Brazil, the voting materials of ADR holders (such as the voting instruction form) cannot be updated after their issuance. Accordingly, if new Fiscal Council candidates are included after the closing of these materials, ADR holders may not be able to vote for those names. The Company will seek to minimize any differences between the voting materials in Brazil and abroad, but emphasizes that it is not possible to eliminate them completely, due to the rules and deadlines applicable to ADRs in the United States. 1.3. Required Documents The shareholder must submit the following documents necessary for qualification and participation in the Meeting through the Digital Platform: • If a natural person: o copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or o in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder, manager of the Company or lawyer regularly registered with the Brazilian Bar Association (OAB). 9 Management Proposal AEGM 04.15.2026 • If a legal entity: o updated articles of incorporation of the shareholder and the act that invests the representative(s) with sufficient powers for representation within the scope of the Meeting, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and o if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact. • If an investment fund: o copy of the fund's current and consolidated regulations, bylaws or articles of association of the administrator or manager, as the case may be, observing the fund's voting policy; o corporate documents that prove the powers of representation (minutes of the election of the directors, term(s) of investiture and/or power of attorney); o identification document of the legal representative(s) with a recent photo and national validity; o if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact. It is not necessary to send physical copies of the representation documents to the Company's office, nor to notarize the power of attorney, notarize, consularize, apostille or present a sworn translation of the documents of foreign shareholders. It will be sufficient to send a simple copy of the original copies of the required original documents, through the https://atlasagm.com/ website or through the Application. To proceed with the submission through the Digital Platform, the shareholder and/or attorney-in-fact must: (I) access the Meeting (II) click on the "Send documents" option, which will appear when the Meeting is available for consultation and with the requested documents; 10 Management Proposal AEGM 04.15.2026 (III) for attorneys-in-fact, select the shareholders to whom they wish to forward the documents, individually or in batches, if there is more than one shareholder represented; (IV) upload the requested documents in each field, under the "Required documents" tab; and (V) enable the option "Allow the above documents to be shared with the Company so that it can declare the votes," if accessing via the web, thereby completing the submission. Powers of attorney granted by shareholders by electronic means will be admitted only if they contain digital certification within the standards of the Brazilian Public Key Infrastructure system (ICP-Brasil) or by other means of proving the authorship and integrity of the document in electronic form. 1.4. Registration and Accreditation The shareholder or attorney-in-fact who wishes to participate in the Meeting, via the Digital Platform, must fill in all registration data on the https://atlasagm.com/ website or through the Application and forward all documents proving qualification and/or representation by 11:59 p.m. on April 13, 2026. To access the system, the shareholder or attorney-in-fact who: o already has a registration on the platform must access the link and use the same access credentials, entering email and password; and o does not yet have a registration on the platform must click on "Create your account/Create new account" and enter the email address. The system will then send a confirmation email to the email informed, so that the shareholder may fill in the requested personal data and complete the registration. Shareholder The shareholder who is a natural person must click on "Add Tax Document," enter the CPF number and complete the registration by clicking on "Register/Continue." Attorney-in-fact 11 Management Proposal AEGM 04.15.2026 The attorney-in-fact must: (I) click on "Add representation," located below "+ Add tax document"; (II) fill in the information of the shareholder it represents; (III) upload the supporting document in PDF format; (IV) set the "Expiration date" of the power of attorney or check the "Indefinite term/Lifetime validity" box; and (V) complete the registration by clicking on "Register/Continue." At any time, it is possible to access the profile and inform the data of new shareholders to be represented. To do so, the attorney-in-fact must click on the circle with the photo or initials, choose "Profile" and add those represented by the "Register representation" button. The Company will verify the documents and, if there are no pending issues, the shareholder or its attorney-in-fact, as the case may be, will be admitted ("Admitted Shareholder"). The Admitted Shareholder will receive, through the Digital Platform, confirmation of admission to participate in the Meeting. Once the representations have been linked to the attorney-in-fact's profile, the attorney-in-fact must, through the Digital Platform, forward to the corresponding Meeting all documentation required for participation purposes, in accordance with the applicable terms and conditions. If the documentation submitted is considered by the Company as insufficient, inconsistent or does not meet the necessary requirements set forth in this Manual, as of the notification of refusal, the shareholder must supplement or correct it, as the case may be, on the same https://atlasagm.com/ website or through the Application, by 11:59 p.m. on April 13, 2026. There will be no additional deadline for supplementing or correcting the documentation necessary for qualification and participation. Request to Participate 12 Management Proposal AEGM 04.15.2026 After the submission of the supporting documents for qualification and/or representation, the Admitted Shareholder must click on the "I want to participate in the Meeting on the day" button on the Meeting's home page and then confirm the action. If any duly Admitted Shareholder does not receive the confirmation for virtual access to the Meeting at least eight hours prior to the start time of the Meeting, it must contact the Company's Investor Relations area, through e-mail assembleiavirtual@axia.com.br, up to four hours before the start time of the Meeting. Access to the Meeting via the Digital Platform will be restricted to Admitted Shareholders. The Company advises that shareholders who fail to submit the request and the necessary participation documents within the deadline will not be able to participate in the Meeting. The Admitted Shareholders undertake to use the individual registration exclusively to participate in the Meeting through digital means, and its transfer or disclosure to third parties is prohibited, as is the recording, reproduction, or sharing of any content or information transmitted during the Meeting. 1.5. Statement of Affiliation with a Shareholder Group Due to the limitation on the exercise of the voting right set forth in Articles 6 and 7 of the Company's Bylaws, shareholders falling under the legal situations contemplated in Article 8 of the Bylaws are requested, for purposes of timely review of the matter, to inform, no later than two days prior to the date scheduled for the Meeting – that is, by 11:59 p.m. on April 13, 2026 – the identification of the members of any shareholders group, by means of the Statement of Affiliation with a Shareholder Group. The template for the Statement of Affiliation with a Shareholder Group is available on the website https://ri.axia.com.br/governanca-corporativa/assembleias-eletrobras/. The Statement of Affiliation with a Shareholder Group must be sent exclusively through the https://atlasagm.com/ website or through the Application. The chairman and secretary of the Meeting may, if deemed necessary, request documents and information to verify whether a shareholder belongs to a group of shareholders that holds 10% or more of the Company's voting capital. 13 Management Proposal AEGM 04.15.2026 1.6. Nomination of Fiscal Council Candidates Shareholders may nominate candidates to the Fiscal Council, for both regular and alternate member positions, to compete for up to three seats through the general election and/or for up to one seat through the separate election by holders of preferred shares, subject to the rules and guidelines described below. The Federal Government, on behalf of the Federal Government Shareholder Group, has the prerogative of nominating one sitting member and the respective alternate for separate election to the Fiscal Council, pursuant to the terms and conditions set forth in Articles 20 to 25 of the Bylaws. Additional information regarding the candidates nominated by the Federal Government will be disclosed by the Company in due course by means of a Notice to Shareholders. Shareholders representing at least 0.5% of a given class of the Company’s shares may also request the inclusion of their nominations in the BVD, by submitting a request assembleiavirtual@axia.com.br within up to 25 days prior to the date of the Meeting (i.e., by 11:59 p.m. on March 21, 2026). Nominations for inclusion in the BVD must: • be accompanied by: (i) the candidate’s résumé containing, at a minimum, his or her qualifications, educational background, professional experience, current principal occupation, and an indication of any positions held on boards of directors, fiscal councils, or advisory boards of other companies, if applicable; (ii) the information required under items 7.3 to 7.6 of the Company’s Formulário de Referência; and (iii) an indication of whether the nomination is intended for the general election or for the separate election by holders of preferred shares, if applicable. • comply with: (i) the eligibility requirements set forth in Article 147, paragraphs 1 to 3, of the Brazilian Corporations Law and Article 28 of the Company’s Bylaws; and (ii) the criteria established in Article 162, caput and paragraph 2, of the Brazilian Corporations Law. 14 Management Proposal AEGM 04.15.2026 These requirements are also applicable to nominations made after the deadline for inclusion in the Remote Voting Ballot, and all of them will be subject to the Company’s integrity and eligibility review. After receiving a request to include candidates in the BVD and conducting an initial review of the submitted documentation, the Company may request additional information, in accordance with the deadlines set forth in RCVM 81. Important: Shareholders may nominate candidates to the Fiscal Council until the beginning of the voting at the Meeting. To ensure that all shareholders have prior access to information regarding the candidates and to allow the meeting to proceed in an orderly manner, the Company recommends that such nominations be submitted as early as possible. Nominations made during the Meeting will also be subject to a review of integrity and compliance with applicable legal requirements, which may result in a longer meeting or even require a pause in the proceedings. 15 Management Proposal AEGM 04.15.2026 2. Management Proposal 2.1. General Guidelines QUORUM FOR CONVENING ARTICLES 125 AND 135 OF THE BRAZILIAN CORPORATIONS LAW All matters included in the agenda of the Annual General Shareholders’ Meeting ("AGM"), as well as item (iv) – Performance Share Grant Plan on the agenda of the Extraordinary General Shareholders’ Meeting ("EGM"), will be convened, on first call, with the presence of shareholders representing at least 1/4 of the total voting rights conferred by the voting shares, pursuant to Article 125 of the Brazilian Corporations Law. Items (i) to (iii) of the agenda of the EGM, as they involve amendments to the Bylaws, will be convened, on first call, with the presence of shareholders representing at least 2/3 of the total voting rights conferred by the voting shares, pursuant to Article 135 of the Brazilian Corporations Law. On second call, both the AGM and the EGM may be convened with the presence of shareholders, regardless of the number of shares represented by them, pursuant to Article 125 of the Brazilian Corporations Law. For clarification purposes shares with voting rights are considered to be the common shares (“ONs”) and the Class “C” preferred shares (“PNCs”), excluding shares held in treasury. QUORUM FOR APPROVAL ARTICLE 129 OF THE BRAZILIAN CORPORATIONS LAW Pursuant to Article 129 of the Brazilian Corporations Law and the Company's Bylaws, all matters included in the agenda of the Meeting will be approved by an absolute majority of valid votes of the shareholders present, with abstentions not being counted. 16 Management Proposal AEGM 04.15.2026 STATUTORY LIMITATION ARTICLES 6 AND 7 OF THE BYLAWS No shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in an amount exceeding 10% of the total number of shares into which the Company's voting capital is divided, regardless of their equity interest in the Company's capital stock. Shareholders are also prohibited from entering into shareholders' agreements aimed at regulating the exercise of voting rights in an amount exceeding, or corresponding to, 10% of the total number of shares into which the Company's voting capital is divided. The chairman of the Meeting will not count votes cast in violation of the rules set forth in Articles 6 and 7 of the Company's Bylaws. 2.2. Agenda To resolve on the following matters: In the context of the AGM: (i) To review the accounts of management, examine, discuss and vote on the Management Report and the Company's Complete Annual Financial Statements for the fiscal year ended December 31, 2025. (ii) To resolve on the Company’s management proposal for the allocation of results for the fiscal year ended December 31, 2025 and the distribution of dividends. (iii) Election of the members of the Fiscal Council to serve until the next Annual General Meeting. (iv) To set the annual aggregate compensation of the officers, directors, external members of advisory committees and members of the Fiscal Council for fiscal year 2026. In the context of the EGM: (i) Change of the Company's corporate name to "AXIA Energia S.A." and the consequent amendment to the Bylaws. (ii) Amendment to the Bylaws to: (a) create item XXIX of article 45, (b) delete items V and VI of article 46; and (c) create articles 49 and 50, with the purpose of enhancing the executive powers of office. 17 Management Proposal AEGM 04.15.2026 (iii) If the resolutions set forth in items (i) and (ii) above are approved, as applicable, to approve the restatement of the Company's Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions. (iv) To approve the Performance Share Grant Plan, which will form part of the statutory executive officers' compensation model as a long-term incentive. 2.3. Clarifications on the AGM agenda The purpose of this section is to analyze the matters submitted for consideration at the AGM, thereby enabling shareholders to form an informed view and make a well-considered decision. 2.3.1. Item (i) of the Agenda – Management’s Accounts, Management Report and Complete Annual Financial Statements Management proposes that shareholders approve the management’s accounts, the management report and the Company’s complete annual financial statements, accompanied by the report issued by PriceWaterhouseCoopers Auditores Independentes (“Independent Auditor”), the opinion of the Fiscal Council and the annual summary report of the Audit Committee, all referring to the fiscal year ended December 31, 2025 (“Financial Statements”). Main Highlights The main highlights of the year can be summarized as follows: 18 Management Proposal AEGM 04.15.2026 Financial and operational performance: • AXIA Energia has been enhancing its capital allocation methodology, based on a broader leverage approach applied over a five-year horizon. Based on this methodology, the Board of Directors approved a record distribution of R$8.3 billion in dividends over the course of 2025. • In December 2025, the capitalization of R$30 billion from profit reserves was approved through the issuance of class "C" preferred shares as a bonus to all shareholders, giving the Company greater flexibility to maximize shareholder value without impairing its investment capacity. • Generation revenue posted strong performance in 2025, in line with 2024, totaling R$27.7 billion, which allowed AXIA Energia to offset most of the impact arising from the divestment, still in 2025, of its thermal generation fleet, with emphasis on: (i) an increase in revenue in the Short-Term Market (MCP), reflecting higher volume and a higher average Settlement Price for Differences (PLD), which increased from R$126/MWh in 2024 to R$202/MWh in 2025 (R$2,420 million); and (ii) an increase in revenue in the Free Contracting Environment (ACL) and the Regulated Contracting Environment (ACR), in the amount of R$2,165 million. • Transmission revenue increased by 4.3%, reaching R$20.1 billion, with emphasis on: (i) a R$638 million increase in construction revenue, totaling R$4,800 million, as a result of investments made in ongoing transmission projects; and (ii) a R$281 million increase in operation and maintenance revenue, totaling R$8,006 million for the year. • The total volume of energy sold by the AXIA Energia companies decreased by 4%, from 142.2 TWh in 2024 to 136.5 TWh in 2025, impacted by the divestment of generation parks, notably those from thermal sources. In the Free Contracting Environment (ACL), there was a 22% increase in sales, and the AXIA Energia customer portfolio increased from 745 customers in the ACL to 875. 19 Management Proposal AEGM 04.15.2026 • PMSO costs reached R$6,684 million in 2025, representing a 12.8% decrease from the R$7,668 million recorded in 2024, with emphasis on: (i) personnel: decrease of 7.3%, from R$3,981 million in 2024 to R$3,691 million in 2025; (ii) materials and services: levels in line with 2024; and (iii) others: a 53.1% decrease, from R$1,230 million in 2024 to R$577 million in 2025, essentially due to lower amounts related to fines, penalties, taxes and charges. • Net debt totaled approximately R$46.5 billion, with a Net Debt/EBITDA ratio of 5.5x. • Consolidated EBITDA totaled R$8,523 million, representing a 67.5% decrease compared to the previous fiscal year, and was negatively impacted by two specific factors, namely: (i) the recognition of the regulatory remeasurement of transmission contracts, which went from R$6,130 million in 2024 to a negative result of R$4,082 million in 2025; and (ii) the result on asset disposals, which went from an expense of R$36 million in 2024 to an expense of R$7,229 million in 2025. Recovery of investment capacity with focus on resilience and operational efficiency: • In 2025, R$9.6 billion was invested, an 18% increase over 2024, with emphasis on the modernization of hydroelectric plants in the generation segment, and the significant growth of investments in reinforcements and improvements in the transmission segment. • Additionally, lots 6A, 6B, 7A and 7B were awarded in Transmission Auction No. 04/2025, with an investment of R$1.6 billion and Permitted Annual Revenue (RAP) of R$138.7 million in October 2025. • Noteworthy is the successful participation in the GSF (Generation Scaling Factor) auction with the UHE Coaracy Nunes, obtaining a premium of R$14.4 million and a seven-year concession extension (ending in June 2059). Additionally, R$372 million in credits from the CCEE were released. 20 Management Proposal AEGM 04.15.2026 • Also highlighted is the entry into commercial operation, on September 16, 2025, of the structuring project of the Manaus - Boa Vista Transmission Line, carried out by an investee of AXIA Energia, which made it possible to integrate the State of Roraima into the National Interconnected System ("SIN") (the last State outside the SIN), with emphasis on: (i) an investment of approximately R$3.3 billion, with 724 km of 500kV transmission lines, in double circuit, with high technical, logistical, environmental and social complexity; (ii) initial estimates of a reduction of approximately 280 thousand tons of CO₂ per year, resulting from reduced non-renewable generation due to the region's integration into the SIN; and (iii) a concession term until 2051 and Permitted Annual Revenue (RAP) of R$562 million, base September 2025. Innovation and Technology: • The Company invested in innovation and technology, with a focus on assets digitalization, analytics tools, automation and artificial intelligence, operational and climate risk management, and progress in solutions such as energy storage. • In 2025, AXIA Energia launched a digital platform that allows customers to offer their energy to the National System Operator during periods of peak nationwide demand. This is another example of how AXIA Energia is a customer-focused company that develops solutions tailored to its customers’ needs and aligns its processes to continuously expand its customer base. 21 Management Proposal AEGM 04.15.2026 • In 2025, AXIA Energia’s trading area underwent a process of operational and strategic strengthening, driven both by developments in the regulatory environment and by the competitive dynamics of the power market, taking into account the development of new technologies and innovation initiatives. Over the year, the Company consolidated practices aimed at greater efficiency in portfolio management and expanding its presence in the Free Contracting Environment (ACL), prioritizing an integrated approach across commercial planning, market analyses and risk monitoring. This progress was supported by a more sophisticated commercial management model that combines target-setting, ongoing assessment of competitive conditions and recurring reviews of contracting strategies. This framework enables AXIA Energia to quickly adjust its pace of operations to different scenarios, maintaining a balance between protection against volatility and the capture of opportunities. The Company also reinforced its discipline in commercial governance by establishing limits and guidelines that ensure operational autonomy with accountability and control. People Management: • AXIA Energia consolidated its competency model, aligned with its long-term vision, safety culture, and the demands of a more competitive, results-oriented environment, and it has come to guide the Company’s performance management, leadership development and team engagement processes. • The Company devoted attention and care to cascading targets throughout the Company's main hierarchical levels, measuring performance in an organized and consistent manner. • The Company launched the Share Purchase Program allowing its professionals to become shareholders. The program, the first in the Company's history, had an adoption rate of 22% of the employees of AXIA Energia companies, a meaningful level for programs of this nature, evidencing the strengthening of the ownership culture and long-term alignment. Rationalization of Equity Interests: 22 Management Proposal AEGM 04.15.2026 • In May 2025, the Company carried out an important asset uncrossing transaction with Companhia Paranaense de Energia – Copel, consolidating the Colíder hydroelectric plant, and disposing of minority interests in SPE Mata de Santa Genebra Transmissão S.A. (MSB) and in UHE Mauá. • In line with the uncrossing transactions, the Company formalized, in October 2025, the execution of the share purchase and sale agreement for the remaining shares of SPE Tijoá Energia, with the objective of holding 100% of the equity interest in said investee. • In April 2025, AXIA Energia merged Eletropar and acquired 100% of the shares and control of Eletronet. • In line with the guidelines and priorities of its strategic plan, the Company carried out significant divestments of assets not aligned with its strategy: (i) in October 2025, entered into the purchase and sale agreement for the disposal of its entire equity interest in Eletronuclear; (ii) in October 2025, completed the sale process for its thermal power plants; and (iii) in January 2026, completed the sale of its equity interest in Empresa Metropolitana de Águas e Energia S.A. – EMAE. ESG Aspects, Image and Reputation and Business Sustainability: • Creation of the new AXIA Energia brand, in addition to the change of tickers on B3 and the New York Stock Exchange (NYSE), as detailed in item 2.4.1 of this Management Proposal. 23 Management Proposal AEGM 04.15.2026 • From the perspective of corporate governance, the Company promoted important bylaws amendments in 2025, which enabled the inclusion of good governance practices (examples: overboarding rules, committee composition and director independence requirements), in addition to rules that provide certainty and transparency regarding the representation of the Federal Government on the Company's Board of Directors and Fiscal Council, based on the Settlement Agreement executed with the Federal Government and ratified by the Federal Supreme Court, which put an end to the Direct Action of Unconstitutionality No. 7,385 and confirmed the validity of the bylaws provision that ensures the limitation on the exercise of political voting rights to 10% of the voting shares. • In February 2026, the Company announced its proposal for Migration to Novo Mercado of B3 to be submitted to shareholders at the April 1st, 2026 meetings. • The Company took two important steps toward achieving its Net Zero 2030 commitment, by divesting its thermal generation park and, thereby, operating exclusively with 100% renewable sources, and by ensuring the entry into operation of the Manaus – Boa Vista Transmission Line, the latter being essential to connect the State of Roraima to the SIN and, thereby, enable a drastic reduction in the use of non-clean and renewable energy sources. • AXIA Energia obtained an A rating from CDP – Carbon Disclosure Project, the highest rating that positions it among the global references in transparency, climate action and environmental management, in addition to being included in the S&P Global Sustainability Yearbook 2026, an international ranking that recognizes companies with consistent and high sustainability performance. • AXIA Energia reinforced the message that the safety and health of employees and service providers is a priority for its management. The trajectory of reducing the lost-time accident rate was maintained, which was 22.9% below 2024, while at the same time the safety standards of operations were raised and rules were established for the short-term incentive of executive officers that take into account aspects of employee safety. 24 Management Proposal AEGM 04.15.2026 The main events and highlights of the fiscal year 2025 are described in the management report, which forms part of the Financial Statements, and in the management's comments on the Company's financial condition, for the fiscal year ended December 31, 2025, available in Schedule 1 to this Management Proposal. The Financial Statements and accompanying documents are available on the Company's websites (https://ri.axia.com.br/), the CVM website (https://sistemas.cvm.gov.br/) and the B3 website (https://www.b3.com.br/pt_br/) and will be published in the newspaper Valor Econômico (National Edition) on March 30, 2026. 2.3.2. Item (ii) of the Agenda – Allocation of Results The Company reported consolidated net income of R$6,560 million, for the fiscal year ended December 31, 2025, 36.8% lower than the R$10,381 million recorded in 2024. The Management Report and Schedule 1 to this Management Proposal provide details on the variation in the main accounts that make up the results for fiscal year 2025, presenting the highlights and events that occurred over the course of the year and that explain such results. On August 6 and November 5, 2025, the Board of Directors approved the payment of interim dividends in the amounts of R$4,000 million and R$4,300 million, respectively, using part of the balance of the statutory reserve referred to in Article 56, II of the Bylaws, as determined on June 30 and September 30, 2025. Accordingly, the proposed dividend distribution is based on the difference between the amounts already paid in advance and the remaining amount. In this context, subject to the favorable opinions of the Fiscal Council and the Audit and Risk Committee, as well as the Independent Auditor's Report, the Company's Management proposes that net income in the amount of R$6,560 million, as set forth in the Financial Statements, be recognized. Allocation of Results and Distribution of Dividends The Company's Management proposes the following allocation of the results for the fiscal year ended December 31, 2025 (without prejudice to the Capital Budget and Retention proposal, detailed below): 25 Management Proposal AEGM 04.15.2026 • Of the net income for the fiscal year, 5%, corresponding to R$328 million, was allocated to the Legal Reserve, in line with the provisions of the caput of Article 193 of the Brazilian Corporations Law. • Throughout 2025, AXIA Energia declared and paid interim dividends to its shareholders totaling R$8.3 billion, which were charged against the mandatory dividend for the year.. Pursuant to Article 10, sole paragraph, II, and Exhibit A of RCVM 81, the detailed information regarding the Management's proposal for the allocation of the net income for the fiscal year ended December 31, 2025 is set forth in Schedule 2 to this Management Proposal. 2.3.3. Item (iii) pf the Agenda – Election of the Members of the Fiscal Council The Company's Fiscal Council is permanent in nature, pursuant to Article 49 of the Bylaws, and its composition must observe the rules set forth in item Error! Reference source not found. of this Management Proposal. Any nominations received from shareholders for composition of the Fiscal Council will be disclosed by means of a notice to shareholders, together with the information required by the applicable regulations in force. All candidates nominated by shareholders as of the date of disclosure of this Management Proposal remain subject to the Company’s verification of compliance with the applicable legal and bylaw requirements and restrictions. Additional Information: The information referred to in items 7.3 to 7.6 of the Formulário de Referência, with respect to any candidates nominated by shareholders for the Fiscal Council, will be made available by the Company by means of a notice to shareholders, in compliance with Article 11 of RCVM 81. 26 Management Proposal AEGM 04.15.2026 2.3.4. Item (iv) of the Agenda – Global Compensation of Management The current compensation model for Management ("Compensation Model" or "Model") was approved at the Extraordinary General Shareholders’ Meeting held on December 22, 2022, and is based on general premises and guidelines that foster a culture of high performance and meritocracy, aligning the interests of management and shareholders. The Compensation Model currently in effect for the current management is composed of the following components: (i) fixed compensation, granted to the Directors and Executive Officers; (ii) short-term incentive ("STI"), granted to the Executive Officers and focused on the achievement of previously established performance targets, including social and environmental performance indicators; (iii) long-term incentive ("LTI"), granted to Executive Officers. In December 2025, the term for the grant of awards under the Stock Option Compensation Plan approved at the Extraordinary General Shareholders’ Meeting held on December 22, 2022 (“Option Plan”) expired. Accordingly, there is currently no LTI in effect for the grant of awards to executives, and for this reason the Company proposes, at the EGM held in connection with this AGM, that the proposal for a Performance Share Compensation Plan (“Performance Share Plan” or “Plan”) be considered, as described in item 2.4.4 of this Management Proposal - item (iv) of the agenda of the EGM; and (iv) benefits, granted to the Executive Officers, such as health care, life insurance and supplementary pension. With respect to the weightings applicable to the total compensation of a Executive Officer, the Model currently provides that the largest percentage be concentrated in the STI and the LTI, as follows: 20% to 30% for fixed compensation; 25% to 30% for STI; and 45% to 50% for LTI. 27 Management Proposal AEGM 04.15.2026 With respect to the guidelines and market parameters for setting executives’ fixed compensation, the Board of Directors established, as a general rule, positioning at market P50 (50% percentile), and, with the adoption of short- and long-term incentives based on goals, triggers and challenges of an economic-financial, social, environmental and/or governance nature, the total compensation package would fall between P75 and P90 (between the 75% percentile and the 90% percentile). Accordingly, the executive’s maximum compensation package will only be achieved if performance is commensurate with and directed toward the achievement of his or her targets. For the fiscal year 2026, the proposal for annual global compensation is based, in essence, on the same general assumptions of the Compensation Model that guided the previous proposals approved at the 2025 and 2024 AGMs, and also incorporates: (i) the update of fixed compensation levels as a result of inflation index variation, as specified below; (ii) the potential impact arising from the new STI payout curve, as detailed below; (iii) the recognition of value related to grants made under the Option Plan, the grant period for which expired in December 2025; and (iv) the estimated amount of grants in 2026 potentially attributable to the Performance Share Plan, the implementation of which remains subject to the approval of the EGM convened for this date, as described in item 2.4.4 of this Management Proposal – item (iv) of the Agenda. In the proposal for aggregate compensation, the Company is considering that the budget line item relating to fixed compensation be adjusted by 4.26%, based on the variation in the official inflation index IPCA/IBGE (Broad Consumer Price Index) from January to December 2025. 28 Management Proposal AEGM 04.15.2026 With respect to the STI, the Board of Directors approved a revision of the payment curves to increase their lower and upper limits, with the objective of, together with the calibration of new challenging targets for 2026, better stimulating the performance of executives. In this regard, the increase in the global compensation amount also takes into consideration the higher variation in the payment curve, which could result, if performance targets are exceeded, in greater STI disbursements to executives. Conversely, less satisfactory results will represent a greater penalization in STI payments. Additionally, the Company recognizes the growing importance of ESG (environmental, social and governance) criteria in the management and evaluation of organizational performance and believes that the integration of these indicators into variable compensation practices is an important step to align the interests of its Management with its short- and long-term sustainable objectives. In compliance with the Management Compensation Policy approved in 2023, the formal implementation of ESG indicators linked to variable compensation has become a practice adopted by the Company in a structured manner. Part of these indicators forms, when applicable, part of the set of individual targets of members of the Board of Executive Officers and affects their specific variable compensation, and the other part is included in the CEO’s targets, so as to affect a portion of the variable compensation of all Executive Officers. With respect to the 2026 short-term incentive program, the Board of Directors established a relevant set of indicators for the Company’s top-level targets and for the individual targets of certain Executive Officers, which reflect ESG aspects that are essential to AXIA Energia’s sustainable growth and longevity and that are directly connected to its business and strategy. In this regard, the 2026 STI program will adopt, by way of example, the following strategic indicators that directly or indirectly reflect ESG aspects relevant to the sustainability of its business: • people safety, which considers accident frequency and severity level in the workplace, for purposes of applying a general deflator to the 2026 STI program; 29 Management Proposal AEGM 04.15.2026 • improvement in the occupational health and safety environment, from a preventive, strategic and corporate sustainability perspective; • retention of key personnel, aimed at retaining essential talent by fostering ethical, sustainable, and socially responsible values in the Company’s culture, aligning the employee’s personal purpose with the organization’s purpose and increasing employee engagement and loyalty; • improvement in the cyber security environment in information technology and operational technology, with an integrated perspective through the lens of corporate sustainability; • net reduction of greenhouse gas emissions, aligned with the Net Zero 2030 commitment; and • mitigation of exposure to critical and high risks, including non-financial risk factors that may cause serious harm to the Company’s reputation, operations, or financial viability. In 2026, ESG indicators represent an approximate weight of 12.54% of the average compensation under the STI program for the Executive Officers. In addition, the ESG deflator (associated with people safety) of the 2026 STI Program represents a potential negative impact of approximately up to 5.27% of the average compensation of such group. It is also worth noting that the Company is working to develop its share acquisition and retention policy (“stock ownership guidelines”), intended for the Executive Officers, and that the current STI model, together with the new Performance Share Plan that the Company is seeking to have approved, will serve as relevant triggers to support the process of acquisition and retention of such shares by the executives. 30 Management Proposal AEGM 04.15.2026 The global compensation proposal for 2026 covers the compensation of members of the Executive Board, members of the Board of Directors, external members of the Audit and Risk Committee and members of the Fiscal Council, in the aggregate amount of up to R$93,308,115.60, (a level that is 11.3% higher than the amount approved in 2025, of R$83,799,936.69), composed as follows: • R$77,230,887.48 for members of the Executive Board; • R$14,092,496.85 for members of the Board of Directors; • R$1,126,008.00 for external members of the Audit and Risk Committee; and • R$858,723.27 for members of the Fiscal Council. The amounts above do not include employer-borne payroll charges levied on compensation. Global compensation takes into account the amounts to be provisioned throughout the fiscal year 2026, as a result of the possible grant of shares under the Performance Share Plan, should it be approved at this AEGM. It is further clarified that the shares granted under the Restricted Share Compensation Plan, approved at the EGM held on December 22, 2022, the grant period of which ended in 2023, have already been fully recognized (with the last recognition having occurred in 2024). The proposed global amount represents the maximum limit that may be paid to management, varying according to the Company’s performance, the achievement of corporate targets, and the individual evaluation for fiscal year 2026. In line with best governance practices, the members of the Board of Directors will receive only a fixed monthly fee, not tied to participation in meetings and with no additional compensation for participation on committees. Pursuant to Article 13 of RCVM 81, all information and details regarding the Management's proposal for the setting of the global compensation of Management and the members of the advisory committees, as provided for in Section 8 of the Formulário de Referência, are set forth in Schedule 3 to this Management Proposal. 31 Management Proposal AEGM 04.15.2026 2.4. Clarifications on the EGM Agenda The purpose of this section is to analyze the matters submitted for consideration at the EGM, thereby enabling shareholders to form an informed view and make a well-considered decision. 2.4.1. Item (i) of the Agenda – Change of the Company's corporate name to "AXIA Energia S.A." and the consequent amendment to the Bylaws The change of the Company's corporate name to "AXIA Energia S.A." aims to reflect its current corporate identity before the market and other stakeholders, in line with the Company's strategic and brand positioning. The AXIA Energia brand intrinsically carries the legacy built by the Company with society and also represents the revitalization of its purpose, values and vision for the future, always guided by financial discipline, operational excellence and the consistent and sustainable generation of value. The name AXIA, of Greek origin, means "value" and also refers to the idea of an "axis," that which connects, sustains and generates movement. The new identity, launched on October 22, 2025 and already adopted by the Company before the general public, consolidates the transformation process started in 2022, which has been making the Company more innovative, agile and prepared to respond to the technological, regulatory and market challenges, in line with the principle of sustainable growth based on a long-term vision. If this matter is approved, the Bylaws will be fully amended to reflect the Company’s new corporate name. 2.4.2. Item (ii) of the Agenda – Amendment to the Bylaws to: (a) create item XXIX of article 45, (b) delete items V and VI of article 46; and (c) create articles 49 and 50, with the purpose of enhancing the executive powers of office The proposal to amend the Bylaws is intended to promote specific and systematic adjustments to the rules governing the executive duties of the Company’s Management, 32 Management Proposal AEGM 04.15.2026 in order to provide greater clarity, organization and efficiency in the exercise of its statutory powers, in line with the evolution of the Company’s operational structure and the governance practices adopted by the Company. The proposed changes seek to improve the internal allocation of powers among the management bodies, reduce overlaps in decision-making, and reinforce predictability and certainty in the conduct of management acts, while fully preserving the Company’s governance model. 2.4.3. Item (iii) of the Agenda – If the resolutions set forth in items (i) and (ii) above are approved, as applicable, to approve the restatement of the Company's Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions If the resolutions set forth in items (i) and (ii) above are approved, as applicable, to approve the restatement of the Company’s Bylaws, reflecting all changes approved by the shareholders, including renumbering adjustments, correction of typographical errors, and adjustments to defined terms and cross-references applicable to the provisions of the Bylaws. For further details regarding the proposed amendments to the Bylaws set forth in items (i) and (ii) of the EGM’s agenda, and in compliance with Article 12, items I and II, of RCVM 81, we present the following schedules to this Management Proposal: • Schedule 5: containing a report detailing the background and rationale for the proposed amendments, as well as an analysis of their legal and economic effects; • Schedule 6: consisting of the restated Bylaws, with the amendments proposed at the EGM marked in tracked changes, without considering shareholder approval of the Migration to the Novo Mercado; • Schedule 7: consisting of the restated Bylaws, with the amendments proposed at this EGM marked in tracked changes, also considering the hypothesis of 33 Management Proposal AEGM 04.15.2026 shareholder approval of the Migration to the Novo Mercado under Scenario A, which contemplates the conversion into common shares of both the PNA1 Shares and the PNB1 Shares (“PN Conversions”); • Schedule 8: consisting of the restated Bylaws, with the amendments proposed at the EGM marked in tracked changes, also considering the hypothesis of shareholder approval of the Migration to the Novo Mercado under Scenario B, which contemplates the conversion into common shares only of the PNB1 Shares, with the PNA1 Shares remaining in the capital stock and acquiring full voting rights, pursuant to the waiver granted by B3. It should be noted that, if the Migration to the Novo Mercado is approved under either Scenario A or Scenario B, the effectiveness and validity of the alternative versions of the Bylaws set forth in Schedules 7 and 8 will remain cumulatively subject to: (i) the lapse of the period for the exercise of withdrawal rights by dissenting preferred shareholders, (ii) the absence of any resolution by the Board of Directors to call a shareholders’ meeting for the reversal of the PN Conversions, pursuant to the prerogative set forth in Article 137 of the Brazilian Corporations Law, (iii) approval by B3 of the Migration to the Novo Mercado, and (iv) approval of the Bylaws by the Agência Nacional de Energia Elétrica – ANEEL, in accordance with the applicable regulation. For further details on the EGM for Novo Mercado and the Special Meetings for PNs Conversions, shareholders may access the link: https://ri.axia.com.br/assembleia-novo-mercado/. 2.4.4. Item (iv) of the Agenda – Performance Share-Based Compensation Plan The proposal to approve the Performance Share Plan is intended to establish a long-term incentive plan for the Executive Officers and strategic employees and collaborators of the Company, based on the delivery of shares of the Company conditioned upon the achievement of performance targets associated, at a minimum, with Total Shareholder Return (“TSR” or “Total Shareholder Return”). 34 Management Proposal AEGM 04.15.2026 For purposes of the Plan, TSR will correspond to the variation in the trading price of the Company’s common shares over a given period, considering both the appreciation in the average trading price of the shares and the proceeds actually distributed to shareholders, such as dividends and interest on capital, assuming that such proceeds would be reinvested in the purchase of additional shares. The Plan establishes clear metrics for determining the reference price of the Performance Shares in each grant, in order to ensure that the value considered reflects the market price of the shares in the corresponding period. TSR is an indicator widely used in long-term incentive plans because it objectively reflects value creation for shareholders, aligning the beneficiaries’ variable compensation with the Company’s economic performance and the return actually perceived by investors. In AXIA Energia’s specific case, TSR represents, in Management’s view, the indicator that currently best reflects the Company’s ability to generate value, in light of its current stage of development, the nature of its assets and contracts, the investment cycle already established, and the relevance of its earnings distribution policy to its value proposition for shareholders. In this regard, after evaluating alternatives for long-term indicators - including financial and operational metrics and the use of relative TSR - management is comfortable with the proposal to establish absolute TSR as the mandatory minimum indicator for the implementation of the Plan, on the understanding that, in the current context, it offers the best combination of alignment with the return effectively perceived by shareholders and ease of monitoring. It should further be noted that, depending on the evolution of the business and the competitive environment, the Board of Directors may, within the scope of specific Programs, incorporate other performance indicators into the Plan. It should also be noted that the Company assessed the possibility of using a relative TSR indicator, comparing the performance of its shares with that of a group of comparable companies, a practice common in international markets. However, in its current context, AXIA Energia understands that there is no group of peers in the local market with sufficiently similar characteristics in terms of asset mix, business model and size, which could lead to artificial or distorted comparisons. For this reason, it was decided, at this 35 Management Proposal AEGM 04.15.2026 time, to adopt absolute TSR as the mandatory minimum indicator, without prejudice to the possibility that, in the future, the Company may evolve toward the use of relative metrics, should an appropriate comparison universe become established. Eligible for the Performance Share Plan will be the statutory and non-statutory Executive Officers, employees and collaborators of the Company and/or its Subsidiaries who are considered strategic to enable the development of the business and are selected by the Board of Directors of the Company. The Plan also authorizes the Board of Directors, on an exceptional basis, to select as beneficiaries individuals nominated by the Company, based on a bylaw prerogative and/or a shareholders’ agreement, to act as statutory Executive Officers: (i) in companies in which the Company and/or its Subsidiary holds a relevant equity interest; or (ii) at the Centro de Pesquisas de Energia Elétrica – Cepel. In line with best governance practices, the members of the Board of Directors will not be eligible for the Plan. Under the Plan, 29,154,287 common shares may be granted (“Performance Shares”), representing, as of this date, approximately 1% of the Company’s total capital stock. The grants will be made based on annual programs, to be approved by the Board of Directors. The Company estimates that such number of shares will allow the Plan to cover an approximate period of 5 years, with its term tied to the effective delivery of all shares under the Plan or, alternatively, to its termination upon proposal by the Board of Directors and shareholder resolution. To fulfill the Plan, the Company will acquire shares of its own issuance in the market and/or use existing shares held in treasury, pursuant to applicable law. No new shares will be issued, so there will be no dilution of the shareholder base as a result of the Plan. The Plan provides for a vesting period of at least three years, at the end of which the Performance Shares will be delivered to the beneficiaries if the performance targets are achieved, reinforcing the focus on sustainable results and the creation of long-term value. The Plan further provides that events of vacancy will, as a general rule, result in the loss of the right to receive the shares, and states that, in the event of exceptional treatment of a vacancy event, the delivery of shares will remain tied to the effective measurement of the agreed performance targets. 36 Management Proposal AEGM 04.15.2026 Additionally, the Performance Shares that are effectively delivered to the beneficiaries will be subject to a minimum 12-month restriction period on transfer (‘lock-up’), and the Board of Directors may increase such period, reinforcing the long-term nature of the incentive. With respect to the calculation of the reference price for granting the Performance Shares to their respective beneficiaries, the Plan provides that, as a rule, the period of 60 trading sessions immediately preceding the date of approval of the grant by the Board of Directors will be considered, in order to ensure challenging targets that generate value for the Company and its shareholders. Additionally, and in line with best governance practices, the Plan establishes the Company's prerogative to require the return (“clawback”) of part or all of the Performance Shares granted in the events provided for in the Plan, which include the restatement of the financial statements, violation of law and/or regulatory rules by the beneficiary, as well as the verification of conduct by the beneficiary in breach of the Company’s policies, among others. The Plan was structured to align the interests of executives and strategic collaborators with the long-term interests of the Company and its shareholders, promoting the sustainable generation of value, discipline in decision-making and the creation of incentives aimed at lasting performance. The approval of the Plan by the AEGM authorizes its implementation, and grants the Board of Directors the authority to define, within the scope of specific programs, the eligible beneficiaries, the applicable targets, the other conditions for grant and acquisition of the shares, as well as to supervise its implementation, subject to the governance, transparency, clawback and other safeguards provided for in the Plan itself. For further details about the Plan, and in compliance with Article 14 of RCVM 81, we present the following schedules to this Management Proposal: • Schedule 9: contains the full text of the Performance Share Plan. • Schedule 10: contains the information required for the Plan in accordance with Schedule B of of RCVM 81. 37 Management Proposal AEGM 04.15.2026 2.5. List of Schedules o SCHEDULE 1 Section 2 of the Company's Formulário de Referência (information regarding the executive officers' comments on the financial and equity conditions and the results of operations) o SCHEDULE 2 Information on the proposal for the allocation of net income (Exhibit A of RCVM 81) o SCHEDULE 3 Section 8 of the Company's Formulário de Referência (detailed information on the compensation of management and members of advisory committees) o SCHEDULE 4 Historical information on the compensation effectively paid compared against the approved global compensation o SCHEDULE 5 Report detailing the origin and justification of the proposed amendments, as well as an analysis of their legal and economic effects (Pursuant to Article 12, II, of RCVM 81) o SCHEDULE 6 Consolidation of the Bylaws, with the amendments proposed at the EGM highlighted in track changes, without considering approval of the Migration to Novo Mercado (Pursuant to Article 12, I, of RCVM 81) o SCHEDULE 7 Consolidation of the Bylaws, with the amendments proposed at the EGM highlighted in track changes, considering the approval of the Migration to Novo Mercado under Scenario A; namely, the approval of the PNs Conversions (Pursuant to Article 12, I, of RCVM 81) 38 Management Proposal AEGM 04.15.2026 o SCHEDULE 8 Consolidation of the Bylaws, with the amendments proposed at the EGM highlighted in track changes, considering the approval of the Migration to Novo Mercado under Scenario B; namely, the approval of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1 and the consequent grant of full voting rights to the PNA1 shares (Pursuant to Article 12, I, of RCVM 81) o SCHEDULE 9 Full text of the Performance Share Grant Plan (Pursuant to Article 14 of RCVM 81) o SCHEDULE 10 Information required under the Performance Share Grant Plan (Pursuant to Exhibit B of RCVM 81) 2.6. Conclusion The Company's Board of Directors approved the calling of the Meeting, pursuant to this Management Proposal and its Schedules, and recommended to shareholders the approval of the matters presented herein. Rio de Janeiro, March 13, 2026. Vicente Falconi Campos Chairman of the Board of Directors Management Proposal AEGM 04.15.2026 SCHEDULE 1 Section 2 of the Company's Formulário de Referência (information regarding the executive officers' comments on the financial and equity conditions and the results of operations) (the remainder of this page intentionally left blank) Management Proposal AEGM 04.15.2026 2. Executive Officers’ Comments Unless otherwise indicated, the financial information contained in items 2.1 to 2.9 of this section is derived from the individual and consolidated financial statements for the fiscal year ended December 31, 2025, prepared in accordance with accounting practices adopted in Brazil, including the accounting pronouncements issued by the Accounting Pronouncement Committee (CPC) and the international financial reporting standards (International Financial Reporting Standards (IFRS)), issued by the International Accounting Standards Board (IASB). The analysis of the officers clarifying the results obtained and the reasons for the variation in the values of the Company's balance sheet constitutes an opinion on the impacts or effects of the data presented in the financial statements on the Company's financial position and operating results. The Company's Executive Board of Officers cannot guarantee that the financial situation and operating results obtained in the past will be reproduced in the future. For the purposes of this Section 2, the Company's main controlled companies shall be referred to as follows: • AXIA Energia Nordeste: Companhia Hidro Elétrica do São Francisco S.A. (Chesf); • AXIA Energia Norte: Centrais Elétricas do Norte do Brasil S.A. (Eletronorte); • AXIA Energia Sul: Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (CGT Eletrosul). The information in this Section 2 should be read and analyzed in conjunction with the Company's individual and consolidated financial statements, available on its website (https://ri.axia.com.br/) and on the Brazilian Securities and Exchange Commission (CVM) website (www.cvm.gov.br). 2.1. Financial and Asset Conditions a. general financial and asset conditions In 2025, AXIA Energia reported a consolidated net income of R$ 6,559,657 thousand, lower than the R$ 10,380,753 thousand obtained in 2024. AXIA Energia's operating and financial results for 2025 reinforce its solid financial position, allowing it to accelerate investments in the modernization of its assets, expansion through transmission auctions, operational optimization, and effective reduction of legacy liabilities and contingencies. In 2025, Net Operating Revenue was R$ 41,281,595 thousand, registering an increase of 2.74% compared to 2024, when it corresponded to the amount of R$ 40,181,552 thousand. Evaluation of Indicators The table below presents the evolution of indicators considered important by Management for evaluating the Company and its financial and equity situation in the last fiscal year, ended in 2025. Based on these indicators, the Company's Management assesses that the Company's financial and equity conditions are sufficient to implement its business plan. Table 2.1.1 – Indicator Evolution 12/31/2025 12/31/2024 Current Liquidity Ratio¹ 1.68 2.04 Management Proposal AEGM 04.15.2026 Gross Debt² (R$ thousands) 74,295,764 75,620,574 Availabilities³ (R$ thousands) 27,742,895 36,162,959 Net Debt⁴ (R$ thousands) 46,552,869 39,457,615 Immediate Liquidity⁵ 0.90 1.14 Net Leverage⁶ (%) 39.28 32.34 1 Corresponds to the division between current assets and current liabilities. 2 Corresponds to loan payable and debentures, according to section 2.5 – Non-accounting measurements. 3 Corresponds to the sum of Cash and cash equivalents, Current securities and Financing receivable. 4 Corresponds to the Gross Financial Debt subtracted from Availabilities. 5 Corresponds to the division between Availabilities and current liabilities. 6 Corresponds to the division between Net Debt and Equity. Current Liquidity Ratio In 2025, there was a decrease in AXIA Energia's current liquidity ratio from 2.04 to 1.68, due to the decline in the balance of current assets from R$ 64,451,103 thousand in 2024 to R$ 52,090,586 thousand in 2025, resulting from dividend payments made in the 2025 fiscal year, in the amount of R$ 12,186,149 thousand. Gross Debt The Gross Debt decreased by 1.75%, from R$ 75,620,574 thousand in 2024 to R$ 74,295,764 thousand in 2025. This decline was mainly due to the higher volume of debt amortizations relative to new funding in the amount of R$ 8,029,360 thousand. Of note is the settlement of the 2025 Bonds carried out in February 2025. Availabilities Availabilities reached a decrease of 23.28%, from R$ 36,162,959 thousand in 2024 to R$ 27,742,895 thousand in 2025. This variation was mainly due to the decline in the balance of cash and cash equivalents, which decreased by R$ 10,154,662 thousand in comparison between 2024 and 2025. This movement was substantially influenced by the net outflow of funds, including dividend payments made during the period, in addition to the settlement of the Bonds in February 2025 (R$ 2,967,885 thousand), partially offset by cash inflows from the disposal of the thermal plants (R$ 2,889,666 thousand). Net Debt Net Debt totaled R$ 46,552,869 thousand in 2025, compared to R$ 39,457,615 thousand in 2024, reflecting the reduction in availabilities. Immediate Liquidity The Immediate Liquidity indicator decreased by 0.25 points, from 1.14 in 2024 to 0.90 in 2025. This change was mainly due to the reduction in Availabilities, even with the decrease in Current Liabilities. Thus, the Company presented sufficient liquidity to cover all its investments, current expenses, debt payments and other expenses in the course of its operating activities Net Leverage The Net Leverage ratio increased by 6.94 percentage points, from 32.34% in 2024 to 39.28% in 2025, mainly reflecting the impact of the change in net debt. b. Capital structure Management Proposal AEGM 04.15.2026 The capital structure consists of the manner in which a company finances its activities, which may combine equity capital and third-party capital, either through loans and financing with major financial institutions (domestic or foreign markets) or through the issuance of securities in the capital markets. In this regard, the indicator measured by the ratio between third-party liabilities and total liabilities was 57.63% in 2025. The proportion between total financing from equity sources and from third-party sources in 2025 was 73.52%. The table below shows the evolution of these indicators in 2025. Table 2.1.2 – Capital Structure (amounts in R$ thousands) Equity Capital vs. Third-Party Capital R$ thousands, except percentages 12/31/2025 VA% 12/31/2024 VA% Third-Party Capital Current Liabilities 30,978,400 11.08 31,630,370 10.91 Non-Current Liabilities 130,205,536 46.55 136,241,184 47.00 Total Liabilities 161,183,936 57.63 167,871,554 57.91 Equity Shareholders’ Equity 118,501,657 42.37 121,999,776 42.09 Total Shareholders’ Equity 118,501,657 42.37 121,999,776 42.09 Total (Equity + Third-Party Capital) 279,685,593 100.00 289,871,330 100.00 Equity Capital/Third-Party Capital (%) 73.52 72.67 Considering the Company's capital structure, its current debt profile, its cash flow generation and its liquidity, the Company believes it has sufficient liquidity to cover all its investments, current expenses, debt payments and other expenses in the course of its operating activities. c. payment capacity in relation to financial commitments The Company continuously evaluates opportunities to increase cash generation and is committed to reducing costs and expenses, maintaining an adequate level of debt and ensuring financial discipline in capital allocation Based on the information described below, which includes the Company's indebtedness profile, with the respective amortization schedule and its availabilities, read together with the liquidity ratios set forth in item 2.1 (a) above and also considering the Company's leverage capacity, AXIA Energia's Management understands that, on the date of presentation of this Section 2, it is able to honor its financial commitments. As of December 31, 2025, the Company was in compliance with its financial commitments and maintained a cash and cash equivalents balance of R$ 16,417,860 thousand as presented in the Financial Statements dated December 2025. The table below presents the amortization flow for the payment of loans, financing, bonds, commercial notes and debentures as of the base date of 12/31/2025, for subsequent years: Table 2.1.3 – Amortization Flow for Loans and Financing (amounts in R$ thousands) Management Proposal AEGM 04.15.2026 Loans, Financing, Bonds and Debentures Amortization Flow 12/31/2025 Balance VA% Short-Term 2026 13,204,168 17.77 Long-Term 2027 7,648,470 10.29 2028 5,864,600 7.89 2029 7,643,378 10.29 2030 6,669,031 8.98 after 2030 33,266,117 44.78 Total 74,295,764 100.00 d. Sources of financing for working capital and for Investments in non-current assets used The Company's capital needs are financed with funds generated by its operations and fundraising from third parties, including capital markets operations, such as debentures, commercial notes, in addition to bilateral financing with domestic and international financial institutions, as well as through eventual liability management operations. In 2025, the inflow of third-party funds amounted to R$ 8,029,360 thousand. e. sources of financing for working capital and for investments in non-current assets to cover liquidity shortfalls The Company's main sources of cash generation come from its electricity generation and transmission operations and from its interests in other companies in the sector. The Company understands that there are no risks or liquidity shortfalls. However, if the need to obtain funds to make investments in non-current assets and working capital is verified, AXIA Energia could envision a range of alternatives as means to enable the achievement of the necessary amounts. To this end, it is considered feasible: (i) to obtain financing from financial institutions; (ii) access to the local and/or international capital market; (iii) obtaining resources from multilateral agencies in models similar to those already carried out in the past; and (iv) carrying out operations with financial institutions in the “A/B Loan” modality. In any case, it should be noted that the terms and conditions of the financing, loans or bonds that may potentially be issued must be compatible with the construction schedule of the projects to which they are associated, in the same way that the cost must be adequate to the cash flow of the project considering the characteristics of the project's remuneration. f. Debt levels and the characteristics of the main debts Management Proposal AEGM 04.15.2026 i. Relevant loan and financing agreements Transactions carried out by the Company Throughout the 2025 fiscal year, the Company concluded the issuance of credit operations. The main issuances are listed in the following table. Table 2.1.4 – Funding in 2025 (amounts in R$ thousands) Company Transaction Issuance Date Maturity Date Rate (% p.a.) Amount (R$) AXIA Energia Debentures 7th issue 11/13/2025 11/15/2035 DI + 0.85 1,000,000 AXIA Energia Norte Debentures 7th issue Series 1 07/15/2025 07/15/2032 DI + 0.49 338,451 Debentures 7th issue Series 2 07/15/2025 07/15/2032 DI + 0.57 661,549 Debentures 7th issue Series 3 07/15/2025 07/15/2035 DI + 0.58 1,000,000 Debentures 8th issue 10/15/2025 09/15/2035 DI - 1.08 700,000 Debentures 9th issue 11/13/2025 11/15/2032 DI + 0.65 2,000,000 Transaction 4131 02/25/2025 02/27/2026 DI + 0.44 500,000 AXIA Energia Sul Loans – Foreign Currency 08/14/2025 08/16/2027 DI + 0.79 400,000 08/08/2025 08/11/2026 DI + 0.50 350,000 Transaction 4131 11/25/2025 12/04/2027 DI + 0.20 215,040 11/25/2025 12/04/2026 DI + 0.50 322,560 12/08/2025 12/16/2027 DI + 0.50 216,760 12/15/2025 12/21/2026 DI + 0.20 245,000 Eletronet Commercial Note 09/01/2025 09/01/2030 DI + 1.45 80,000 Total 8,029,360 The following table lists the active contracts in the 2025 fiscal year consolidated by AXIA Energia, totaling gross debt of R$ 74,295,764 thousand. Table 2.1.5 – Loans, financing and debentures in force (amounts in R$ thousands) Management Proposal AEGM 04.15.2026 Average rates as of 12/31/2025 (%) 12/31/2025 12/31/2024 Domestic Currency Development banks¹ 10.74 12,483,840 14,308,971 Banking market² 15.43 2,862,365 3,529,199 Capital markets³ 13.49 44,779,707 39,904,209 Other Institutions 4.83 908,649 1,118,862 Total Domestic Currency 61,034,561 58,861,241 Foreign Currency Development banks¹ 7.88 348,533 436,292 Banking market² 15.29 4,415,237 4,351,194 Capital markets³ 5.51 8,497,433 11,971,847 Total Foreign Currency 13,261,203 16,759,333 74,295,764 75,620,574 Charges 1,376,210 1,100,380 Principal 11,827,957 11,709,492 Current 13,204,167 12,809,872 Non-Current 61,091,597 62,810,702 Total 74,295,764 75,620,574 Table 2.1.6 – Composition related to the capital markets and maturities (amounts in R$ thousands) 12/31/2025 12/31/2024 Maturity Current Non-current Current Non-current Bonds AXIA Energia 02/04/2025 — — 3,095,646 — AXIA Energia 02/04/2030 219.432 4,171,840 248.409 4,415,847 AXIA Energia 01/11/2035 264.344 3,841,818 249,206 3,962,739 Total Bonds 483.776 8,013,658 3,593,261 8,378,586 Commercial Notes AXIA Energia 08/23/2025 — — 520.428 — AXIA Energia 08/23/2026 529.087 — 21.379 498.118 AXIA Energia 08/23/2027 370.987 332.581 377.797 665.745 AXIA Energia 08/23/2027 28.682 499.631 21.768 497.639 AXIA Energia 08/23/2028 257.585 798.524 42.662 990.422 Total Commercial Notes 1,186,341 1,630,736 984,034 2,651,924 Debentures Management Proposal AEGM 04.15.2026 12/31/2025 12/31/2024 AXIA Energia 07/15/2035 7.042 996.373 — — AXIA Energia 04/15/2026 1,239,532 — 31.785 1,200,000 AXIA Energia 04/25/2026 1,018,117 — 14.572 1,000,000 AXIA Energia 09/15/2028 139.224 2,975,632 107.834 2,965,193 AXIA Energia 04/15/2029 61.474 1,984,185 48.659 1,982,737 AXIA Energia 05/15/2029 5.788 992,672 5.546 951.227 AXIA Energia 11/15/2029 281.986 831,56 4.162 1,062,361 AXIA Energia 04/15/2031 16.802 1,929,708 18.458 1,856,017 AXIA Energia 04/15/2031 31.852 1,017,484 25.279 1,016,742 AXIA Energia 09/15/2031 81.291 4,297,860 76.849 4,087,442 AXIA Energia 09/15/2034 111.601 1,527,373 97.423 1,426,282 Madeira Energia S.A 06/28/2038 2,226,785 2,557,305 1,091,601 4,438,108 AXIA Energia Nordeste 01/15/2029 22.431 83,59 25.459 98,775 AXIA Energia Nordeste 04/15/2029 28.603 1,000,000 23.592 997,109 AXIA Energia Nordeste 06/15/2031 321.81 4,616,781 299.048 4,357,062 AXIA Energia Nordeste 09/15/2031 56.199 1,336,250 36.271 1,336,250 AXIA Energia Nordeste 09/15/2034 24.096 566.25 15.64 566,25 AXIA Energia Sul 08/31/2028 96,708 165.999 10.177 248,932 AXIA Energia Sul 09/15/2028 — — 14.095 95,585 AXIA Energia Sul 11/15/2028 135.492 267.519 628 384,651 AXIA Energia Sul 09/15/2029 3.439 255.506 3.166 244,117 AXIA Energia Sul 04/15/2031 5.007 528.404 4.594 503,82 AXIA Energia Norte 06/28/2028 55.82 83.333 55.765 138,888 AXIA Energia Norte 06/28/2028 95.693 142.857 101.359 232,334 AXIA Energia Norte 04/15/2031 — — 9.631 1,008,502 AXIA Energia Norte 09/15/2031 59.541 1,333,171 35.527 1,332,652 AXIA Energia Norte 09/15/2034 25.571 564.854 15.402 564,693 AXIA Energia Norte 07/15/2032 19.07 323.799 — — AXIA Energia Norte 07/15/2032 42.438 619.802 — — AXIA Energia Norte 07/15/2035 63.588 939.691 — — AXIA Energia Norte 04/15/2031 47.045 1,022,081 — — AXIA Energia Norte 11/15/2032 14.338 1,994,066 — — AXIA Energia Norte 09/15/2035 31.284 638.857 — — Total Dentures 6,369,667 35,592,962 2,172,522 34,095,729 Total 8,039,784 45,237,356 6,749,817 45,126,239 It is highlighted that 17.8% of the Company's gross debt, or R$ 13,204,168 thousand, was positioned as short-term obligations, and 82.2%, or R$ 61,091,596 thousand, corresponded to long-term obligations. In addition, the Company has been imposing an increasingly efficient and competitive financial management over the last few years, which has been reflected in the gradual change in its debt profile, as can be seen from the portfolio of credit operations in force. Additional information on the Company's debentures and commercial notes is available in section 12.3 of this Formulário de Referência. Guarantees provided by AXIA Energia Management Proposal AEGM 04.15.2026 AXIA Energia, in the fundamental performance of its role as Holding Company of one of the largest energy economic groups in Brazil, assumes, through the provision of guarantees, the leading role and responsibility of unrestricted support to the activities of its investees, especially linked to projects resulting from the auctions held by the Agência Nacional de Energia Elétrica (ANEEL) in previous years, in addition to other structuring factors for the Brazilian electricity sector. In 2025, the total volume of guarantees provided by the Company amounted to R$ 50,551,545 thousand, of which R$ 21,545,766 thousand were provided for operations of non-controlled companies, in proportion to their equity interest in such ventures. Such guarantees provided to Eletronuclear were maintained by the Company, to date, pursuant to the AXIA Energia Privatization Law, which established that the company and its subsidiaries would remain obliged to maintain their guarantees offered to third parties, in contracts signed prior to Privatization In this context, it is worth noting that, in October 2025, a share purchase and sale agreement was entered into with J&F S.A. for the disposal of AXIA Energia's entire interest in Eletronuclear, which, upon completion of such corporate transaction, will result in the release of AXIA Energia from the guarantees currently provided in connection with Eletronuclear's financial operations, currently in the amount of R$ 5,842,408 thousand. ii. Other long-term relationships with financial institutions In 2025, AXIA Energia had no other long-term relationships with financial institutions in terms of financial liabilities other than those already included in the tables shown in this item 2.1, paragraph (f), item (i). iii. Degree of subordination between debts In 2025, the Company's current debts were supported by real or unsecured guarantees, and there was no contractual clause of subordination. Accordingly, in the event of a universal creditors' proceeding, the subordination between the obligations recorded in the Company's financial statements shall occur in accordance with Law No. 11,101, of February 9, 2005. iv. Any restrictions imposed on the issuer, particularly with respect to debt limits and incurrence of new debts, dividend distributions, disposal of assets, issuance of new securities and disposal of corporate control, as well as whether the issuer has been complying with such restrictions Management Proposal AEGM 04.15.2026 Relevant contracts - AXIA Energia as borrower As of December 31, 2025, the Company had credit lines with cross-default, cross-acceleration and financial and non-financial restrictive clauses (covenants). Non-compliance with such restrictions may lead to the early maturity of such financial obligations, as well as of other financial contracts (cross-default or cross-acceleration) that stipulate, as a cause of early maturity, the default or early maturity of other contracts entered into by the Company. As of December 31, 2025, the following active contracts contained cross-default or cross-acceleration clauses: Table 2.1.7 – Relevant Restrictions in Force- Cross-Default and/or Cross-Acceleration # Type Issuer Creditor Contract Threshold Default Events Applicable to other companies in the AXIA Energia corporate group? 1 Capital markets AXIA Energia Bonds 2030 Bonds/ 2035 Bonds US$ 100 million Default of any financial or guaranteed obligation by AXIA Energia or its relevant subsidiaries, provided the aggregate amount of the monetary obligations and guarantees involved equals or exceeds US$ 100 million. Yes 2 Loan AXIA Energia Sul Scotiabank OPERATION 4131 – 2025 III, IV and V 3 Capital markets AXIA Energia Debentures Debentures 1st issue (Furnas) R$ 400 million Default by AXIA Energia and/or any subsidiaries, controlled companies or companies in which AXIA Energia holds an interest equal to or greater than 15% of the capital stock and/or companies under common control, as borrower or guarantor, of any monetary obligation whose individual or aggregate value is equivalent to at least R$ 400 million. Yes 4 Capital markets AXIA Energia Debentures Debentures 2nd issue 5 Capital markets AXIA Energia Debentures Debentures 3rd issue 6 Loan AXIA Energia Norte China Construction Bank CCB 1306220 Default of obligations with individual or aggregate value exceeding R$ 400 million by AXIA Energia Norte, AXIA Energia and/or any company of the Economic Group. 7 Capital markets AXIA Energia Debentures Debentures 4th issue R$ 450 million Default or early maturity of any monetary obligation by any company in the AXIA Energia Group or under common control (with interest equal to or greater than 15%), as borrower or guarantor, when the amount involved, individually or in aggregate, equals or exceeds R$ 450 million. Yes 8 Capital markets AXIA Energia Norte Debentures Debentures 2nd issue Management Proposal AEGM 04.15.2026 # Type Issuer Creditor Contract Threshold Default Events Applicable to other companies in the AXIA Energia corporate group? 9 Commercial Note AXIA Energia Commercial Note 2023 Commercial Note 5% of Adjusted EBITDA Default by AXIA Energia and/or any Relevant Subsidiary, in the capacity of borrower or guarantor, or declaration of early maturity of any financial obligation, whose amount, individually or in the aggregate, is at least equal to 5% of Adjusted EBITDA. Yes 10 Capital markets AXIA Energia Debentures Debentures 5th issue Debentures 6th issue Debentures 7th issue 11 Capital markets AXIA Energia Sul Debentures Debentures 1st issue Debentures 3rd issue Debentures 4th issue Debentures 5th issue 12 Capital markets AXIA Energia Nordeste Debentures Debentures 2nd issue Debentures 3rd issue Debentures 4th issue 13 Capital markets AXIA Energia Norte Debentures Debentures 4th issue Debentures 5th issue Debentures 6th issue Debentures 7th issue Debentures 8th issue Debentures 9th issue 14 Loan AXIA Energia Sul BofA OPERATION 4131 - 2025 I 15 Loan AXIA Energia Sul JP Morgan OPERATION 4131 - 2025 II 16 Loan AXIA Energia SACE SACE 17 Loan AXIA Energia Sul Crédit Agricole OPERATION 4131 - 2025 VI 18 Loan AXIA Energia Norte Citibank OPERATION 4131 19 Capital markets AXIA Energia Nordeste Debentures Debentures 1st issue R$ 150 million Declaration of early maturity of any pecuniary obligations of AXIA Energia Nordeste whose amount exceeds R$ 150 million. No 20 Financing AXIA Energia Sul KfW / CEF 504152-16 R$ 50 million Declaration of early maturity of any agreement entered into by AXIA Energia Sul with third parties, in an amount, individually or in aggregate, equal to or greater than R$ 50 million. No 21 Capital markets Eletronet Commercial Note Commercial Note R$ 5 million Default by Eletronet of any financial obligation equal to or exceeding R$ 5 million, adjusted by IPCA, unless the amount is cured within the cure period provided for in the contract or, if no specific period is stipulated, within 2 business days after the due date. No 22 Financing SAESA BASA FNO BASA FNO None Declaration of early maturity of the agreements providing for the sharing of guarantees, including pledge, fiduciary assignment, sharing of in rem guarantees, support instruments for covering financial shortfalls and additional cash needs, concession agreements, insurance policies and other mandatory ancillary instruments. No 23 Capital markets SAESA Debentures Debentures 1st issue Management Proposal AEGM 04.15.2026 # Type Issuer Creditor Contract Threshold Default Events Applicable to other companies in the AXIA Energia corporate group? 24 Financing AXIA Energia Nordeste BNB 44.2017.10631.6994 44.2018.10411.9120 44.2020.17602.0650 44.2023.54.21426 None Default by AXIA Energia Nordeste in respect of any obligation assumed towards the creditor. No 25 Financing Brasil Ventos BNB 187.2018.529.4956 187.2018.536.4958 187.2018.533.4960 None Default by the SPV in respect of any obligation assumed towards the creditor. 26 Loan AXIA Energia BB NCE 318.000.299 None Default by AXIA Energia or any company of the Economic Group in respect of any obligation assumed towards the creditor and/or third parties Yes 27 Financing Teles Pires BNDES on lending / BB 21/00793-4 28 Financing AXIA Energia Sul BNDES on lending / BB 21/00406-4 29 Financing AXIA Energia Sul BNDES 07.2.1061.1 08.2.0988.1 10.2.1860.1 12.2.0004.1 12.2.0005.1 12.2.0060.1 12.2.1451.1 13.2.1126.1 14.2.0855.1 14.2.0981.1 14.2.1025.1 30 Financing AXIA Energia Nordeste BNDES 13.2.1148.1 13.2.1149.1 31 Financing AXIA Energia BNDES 07.2.0953.1 10.2.0046.1 13.2.1383.1 23.2.0249.1 32 Financing AXIA Energia BNDES on lending 01/2023 33 Financing Teles Pires BNDES 12.2.0766.1 Considering the respective thresholds and other conditions set forth in the contracts, approximately 94% of the Company's financial indebtedness is subject to cross-default or cross-acceleration clauses. In addition, other general non-financial restrictive clauses (covenants) provided for in the financial contracts in force entered into by the Company or its Subsidiaries may trigger the declaration of early maturity of the above-mentioned debts. Such restrictions may cover, for example: • judicial reorganization and bankruptcy; • protest of promissory notes; • non-compliance with judicial, administrative or arbitral decisions; Management Proposal AEGM 04.15.2026 • liquidation, dissolution or extinction; • change, amendment or exclusion of the corporate purpose; and • authorizations, concessions, sub-concessions, permits and licenses, including environmental ones. These provisions may vary slightly depending on the negotiation of each contract. The Company monitors compliance with the contractual covenants and records that, in 2025, it met the conditions of the restrictive clauses, being therefore in compliance with all the obligations assumed in the contracts entered into. The risk of non-compliance with these obligations is diligently monitored by the Company so that it is possible, if necessary, to implement timely workarounds to address potential events of default and early maturity and ensure the proper execution of its business and operations contemplated in its strategic plan. Management Proposal AEGM 04.15.2026 g. Limits on the use of financing already contracted and percentages already used In 2025, of the funds arising from loans and financing contracted by the Company and its consolidated investees, only the contracts signed between AXIA Energia Nordeste and Banco do Nordeste (BNB) in 2020 and 2023 had a balance to be disbursed, equivalent to 17.1% of the total amount financed, in the amount of R$ 61,522 thousand. h. Significant changes in items on the income and cash flow statements Table 2.1.8 – Income Statements (amounts in R$ thousands) 12/31/2025 VA% 12/31/2024 VA% AH% NET OPERATING REVENUE 41,281,595 100.00 40,181,552 100.00 2.74 Operating Costs (23,564,407) -57.08 (22,100,082) -55.00 6.63 GROSS RESULT 17,717,188 42.92 18,081,470 45.00 -2.01 Operating Expenses (12,001,962) -29.07 (4,591,744) -11.43 161.38 Regulatory Remeasurements – Transmission Agreements (4,081,630) -9.89 6,129,771 15.26 -166.59 Other Income and Expenses 459,000 1.11 126,201 0.31 263.71 OPERATING INCOME BEFORE FINANCIAL RESULT 2,092,596 5.07 19,745,698 49.14 -89.40 Financial Result (10,926,530) -26.47 (11,628,120) -28.94 -6.03 EARNINGS BEFORE EQUITY INTERESTS (8,833,934) -21.40 8,117,578 20.20 -208.82 Income from Equity Interests 1,853,984 4.49 2,503,205 6.23 -25.94 OPERATING INCOME BEFORE TAXES (6,979,950) -16.91 10,620,783 26.43 -165.72 Current income tax and social contribution (333,039) -0.81 (717,909) -1.79 -53.61 Deferred income tax and social contribution 13,872,646 33.60 477,879 1.19 2802.96 NET INCOME FOR THE YEAR 6,559,657 15.89 10,380,753 25.83 -36.81 Portion attributed to controlling shareholders 6,558,475 15.89 10,378,122 25.83 -36.80 Portion attributed to non-controlling shareholders 1,182 — 2,632 0.01 -55.11 Net Operating Revenue Compared to 2024, net operating revenue increased 2.74%, from R$ 40,181,552 thousand to R$ 41,281,595 thousand. In the generation segment, revenue decreased from R$ 28,095,622 thousand in 2024 to R$ 27,747,725 thousand in 2025, reflecting: the sale of the thermal plants and the renegotiation of the hydrological risk of the Tucuruí Hydroelectric Power Plant in 2024, which generated higher revenue in that fiscal year. These effects were partially offset by the increase in revenue in the Short-Term Market (STM), reflecting the increase in volume and in the Difference Settlement Price (DSP), which went from R$ 126/MWh in 2024 to R$ 202/MWh in 2025. Management Proposal AEGM 04.15.2026 In the transmission segment, revenue increased 4.27%, from R$ 19,292,579 thousand in 2024 to R$ 20,115,785 thousand in 2025, mainly driven by the increase in Construction Revenue, of R$ 638,641 thousand, due to investments in ongoing transmission projects, and by the increase in Operation and Maintenance (O&M) Revenue, of R$ 280,888 thousand. Operating Costs Operating costs in 2025 increased 6.63%, from R$ 22,100,082 thousand in 2024 to R$ 23,564,407 thousand in 2025, a variation mainly explained by the higher volume of third-party energy purchases and the increase in the average DSP in the STM, which went from R$ 126/MWh in 2024 to R$ 202/MWh in 2025. These effects were partially offset by the reduction in fuel costs, resulting from the sale of the thermal plants in June 2025, in the amount of R$ 979,049 thousand. Operating Expenses Operating expenses in 2025 increased 161.38%, from R$ 4,591,744 thousand in 2024 to R$ 12,001,962 thousand in 2025. This variation was mainly due to the result of acquisitions and divestments, which went from R$ 36,242 thousand in 2024 to R$ 7,229,469 thousand in 2025, resulting from the write-off of the Eletronuclear investment in September 2025, in the amount of R$ 7,824,762 thousand, in addition to movements with provisions and reversals for contingencies. Regulatory Remeasurements Regulatory remeasurements decreased in 2025, from revenue of R$ 6,129,771 thousand in 2024 to an expense of R$ 4,081,630 thousand in 2025. This significant decline was mainly due to the remeasurement of the Annual Permitted Revenue (APR) flow of the BNES (Basic Network Existing System), based on the parameters considered in the periodic tariff review in force. In June 2025, ANEEL approved the regulatory remeasurement of the financial component of the BNES transmission assets. As a result, the financial portion of the APR for the remaining cycles (2025/2026 to 2027/2028) was reduced from R$ 7,586,880 thousand to R$ 6,065,014 thousand per cycle, impacting the holding and the subsidiaries AXIA Energia Nordeste, AXIA Energia Norte and AXIA Energia Sul. Financial Result The net financial result improved by 6.03%, from a financial expense of R$ 11,628,120 thousand in 2024 to a financial expense of R$ 10,926,529 thousand in 2025. This positive variation was mainly due to the impact of the CDI (10.87% in 2024 versus 14.33% in 2025) on financial investment income, which increased by R$ 1,646,989 thousand in the period, in addition to the reduction of other expenses by R$ 664,534 thousand, related to expenses recorded in 2024 without recurrence in 2025. Conversely, there was an increase in expenses with derivative instruments, with a negative effect of R$ 1,395,030 thousand, influenced by CDI in the period. Income from Equity Interests The result of equity interests accounted for under the equity method decreased to R$ 1,853,984 thousand in 2025, compared to R$ 2,503,205 thousand recorded in 2024. This variation resulted from the following negative impacts: from Eletronuclear, of R$ 646,022 thousand, due to the advancement of the disposal process and the subsequent discontinuation of equity method recognition, and from ISA Energia, of R$ 405,784 thousand, reflecting higher indebtedness and the impact of the tariff review in 2025. These effects were partially offset by positive results from SPV Transnorte Energia, of R$ 442,582 thousand, and from Norte Energia, of R$ 68,747 thousand. Other Income and Expenses Management Proposal AEGM 04.15.2026 Other income and expenses increased by R$ 332,799 thousand, from R$ 126,201 thousand in 2024 to R$ 459,000 thousand in 2025. This variation resulted from the reconciliation of deposits associated with legal proceedings in the amount of R$ 253,368 thousand, in addition to the receipt of R$ 85,000 thousand relating to indemnity for the settlement of a lawsuit. Income Tax and Social Contribution The provision for Income Tax (IR) and Social Contribution on Net Income (CSLL), considering deferred and current tax, went from an expense of R$ 240,030 thousand in 2024 to revenue of R$ 13,539,607 thousand in 2025. This variation mainly reflects the improvement in the outlook for the generation of future taxable income, which positively impacted on the revaluation and utilization of deferred tax assets Net Income of the Fiscal Year AXIA Energia posted a net income of R$ 6,559,657 thousand in the 2025 fiscal year, compared to the net income of R$ 10,380,753 thousand recorded in 2024, representing a decrease of 36.81%, as explained above. Table 2.1.9 – Cash Flow Statements (amounts in R$ thousands) 12/31/2025 12/31/2024 Profit for the year before income tax and social contribution (6,979,950) 10,620,783 Adjustments to reconcile profit with cash generated by operations 12,992,053 (7,747,134) (Accruals)/decreases in operating assets 1,597,852 2,537,858 Accruals/(decreases) in operating liabilities (482,773) (1,630,306) Payment of finance charges (5,831,609) (6,650,869) Receipt of Annual Permitted Revenue – APR 18,714,804 19,248,186 Dispute settlement (5,272,014) (3,776,063) Payment of income tax and social contribution (708,608) (1,488,382) Other 480,075 1,271,509 Net cash from operating activities 14,509,830 12,385,582 Loans and financing obtained and debentures obtained 8,032,447 29,965,839 Payment of loans and financing and debentures – principal (11,312,024) (16,009,832) Payment of remuneration to shareholders (12,186,149) (1,307,858) Share buybacks (36,728) (115,099) Payment of obligations with CDE and revitalization of basins – principal (2,575,565) (1,974,965) Other (1,013,173) (757,196) Net cash from (used in) financing activities (19,091,192) 9,800,889 Receipt of loans and financing 447,231 12,675 Acquisition of fixed assets (2,065,524) (3,099,474) Acquisition of intangible assets (443,199) (425,891) Net financial investments (securities) (1,863,470) (3,064,434) Transmission infrastructure – contractual asset (4,914,869) (4,286,913) Disposal of equity investments (247,695) (176,643) Other 3,514,226 2,380,360 Net cash from (used in) investing activities (5,573,300) (8,660,320) Management Proposal AEGM 04.15.2026 From Operating Activities In 2025, cash flows from operating activities increased by 17.15%, from R$ 12,385,582 thousand in 2024 to R$ 14,509,830 thousand. This variation was mainly due to the reduction in finance charges, which totaled R$ 5,831,609 thousand in 2025, compared to R$ 6,650,869 thousand in 2024, as well as the reduction in tax payments, which totaled R$ 708,608 thousand in 2025, compared to R$ 1,488,382 thousand in 2024. Also noteworthy is the increase of R$ 1,495,951 thousand in dispute settlements, from R$ 3,776,063 thousand in 2024 to R$ 5,272,014 thousand in 2025. From (Used in) Financing Activities In 2025, cash flows from financing activities decreased by 294.79%, from positive cash of R$ 9,800,889 thousand in 2024 to negative cash of R$ 19,091,192 thousand. This variation was due to the reduction in funding through loans, financing and debentures, which totaled R$ 8,029,360 thousand in 2025, compared to R$ 29,965,839 thousand in the previous fiscal year, as well as the increase in shareholder remuneration payments, which totaled R$ 12,186,149 thousand in 2025, compared to R$ 1,307,858 thousand in 2024. From (Used in) Investing Activities In 2025, cash flows from investing activities showed a positive variation, from a negative balance of R$ 8,660,320 thousand in 2024 to a negative balance of R$ 5,573,300 thousand. This variation was mainly due to the reduction in investments in securities, which totaled R$ 1,863,470 thousand, compared to a redemption of R$ 3,064,434 thousand in the previous fiscal year. 2.2. Operational and Financial Results a. Results of the Company’s operations i. Description of any important components of revenue Operating Revenues – Electricity Operations AXIA Energia's revenues derive mainly from the generation and transmission of electricity Generation: Revenues from the generation activity derive from the sale of electricity by AXIA Energia in: • Regulated Contracting Environment: delivery of energy produced by AXIA Energia through contracting with distribution companies, as well as from the revenue from operation and maintenance of plants whose concessions were renewed under the terms of Law No. 12,783/2013, later amended by the AXIA Energia Privatization Law, which provided for the capitalization of AXIA Energia and the execution of new concession contracts under an independent production regime for the plants reached by Law No. 12,783/2013. In addition, the provision of ancillary services by some hydroelectric plants, as provided for by ANEEL Normative Resolution No. 1,030/2022, which may be remunerated by ancillary services tariff (TSA) or annual revenue, as applicable. • Free Contracting Environment: delivery of energy produced and acquired by AXIA Energia through bilateral contracts for commercialization with free consumers, such as traders, industries and commerce, as well as revenues from settlement in the short-term market. Transmission: Revenues from transmission activity derive from the construction and operation of transmission line infrastructure by AXIA Energia, as well as from the operation and maintenance of these facilities and are known as Annual Permitted Revenue (APR), approved by ANEEL for each tariff cycle. The APR is obtained from the revenues received from sectoral agents that use AXIA Energia's transmission Management Proposal AEGM 04.15.2026 facilities. The price charged to the sectoral agents that connect to the transmission networks in this activity is regulated and known as the tariff for the use of the transmission system (TUST). AXIA Energia, as an electricity transmitter, cannot negotiate prices with users. For some contracts, the APR is fixed and monetarily updated by price index once a year. For the other contracts, the APR is monetarily updated by price index once a year and reviewed every five years. In the annual monetary update process, revenues are also established for investments in reinforcements and improvements expected to come into operation. For transmission concessions renewed under the terms of Law No. 12,783/2013, there is a specific methodology for reviewing the operating costs to be recognized in the revenue. Other Operating Revenues Operating revenues from other activities not attributable to the generation and transmission segments are recorded by AXIA Energia in the Administration segment and include, mainly, telecommunications companies that use part of their infrastructure to assemble telecommunications lines. AXIA Energia's revenues may also come from the provision of engineering services related to third-party generation and transmission works or energy efficiency. Financial Revenues Financial revenues come from the remuneration that AXIA Energia receives from investments in financial instruments, as well as from the interest, commissions and fees obtained as a result of the loans it grants in accordance with the provisions of Brazilian law, which allows the Company to act as a financier of its controlled subsidiaries that provide public services. They also reflect the revenues from the late-payment surcharge on electricity paid to AXIA Energia, as well as the impact of monetary adjustments and other financial revenues. Monetary and Exchange Revenues (Expenses) Monetary and Exchange revenues (expenses) refer mainly to the impacts of the Selic, IPCA variation and transactions in foreign currency, especially US dollars. Additionally, Law No. 14,182/2021 established the conditions for obtaining the new electricity generation concessions, imposing on the subsidiaries Furnas, incorporated by AXIA Energia in 2024, AXIA Energia Norte and AXIA Energia Nordeste payment obligations to the Energy Development Account (CDE) and implementation of river basin revitalization programs and projects in the Legal Amazon. These obligations impact the financial results in the items of Passive Monetary Adjustments of CDE Obligations, River Basin Revitalization and Charges. ii. Factors that materially affected the operating results The Company’s operating results were materially affected: (i) by macroeconomic conditions in Brazil with inflation and interest rates and in the international market in general; (ii) by the hydrological conditions of the National Interconnected System (NIS) and submarkets in which the Company's hydroelectric plants are located (Southeast/Midwest, South and North submarkets); (iii) by the level of the reservoirs and hydrological risk; (iv) by exposure to the short-term energy market to the DSP; and (v) by the results of judicial settlements and others. Management Proposal AEGM 04.15.2026 Brazilian Macroeconomic and Sectoral Conditions The country's Gross Domestic Product (GDP) advanced in 2025 and ended the year with a growth of 2.3%, according to the Brazilian Institute of Geography and Statistics (IBGE). Inflation, measured by the variation of the IPCA, ended 2025 at 4.26%. The 2025 result was mainly influenced by the Housing group, which accelerated from 3.06% in 2024 to 6.79%, registering the highest impact (1.02 p.p.) year-to-date. In the prior year, the impact had been 0.47 p.p. Subsequently, the largest variations came from Education (6.22% and 0.37 p.p.), personal expenses (5.87% and 0.60 p.p.) and health and personal care (5.59% and 0.75 p.p.). Together, the four groups accounted for approximately 64% of the year's result. Provision for Judicial Contingencies of Compulsory Loans There is a significant judicial litigation involving AXIA Energia, whose main object is to challenge the criteria for monetary adjustment of the book-entry credits of the Compulsory Loan on the consumption of electricity, as provided for in the applicable legislation adopted by the Company, as well as the application of inflationary purges resulting from economic plans implemented in Brazil. AXIA Energia, within the scope of these proceedings, has recorded provisions regarding, in particular: (i) the difference in principal resulting from the inflation adjustment criterion; (ii) reflex remunerative interest on the difference determined in item (i); and (iii) the application of default interest (substantially the SELIC rate, applied to principal, correction of interest paid and remunerative interest). In 2025, a net reversal in the amount of R$ 879,162 thousand was recognized, resulting in a provision stock of R$ 11,057,868 thousand, referring to the compulsory loan proceedings, with this reversal mainly explained by the execution of judicial settlements with creditors. For more information on the processes related to compulsory loans, see items 4.4 and 4.7 of this Formulário de Referência. Compulsory Loan – Judicial Settlements The Company has been adopting measures to mitigate the risks involved, enable better planning of cash disbursements, and obtain discounts relative to the undisputed provisioned risks. Since Q3 2022, when negotiations began, the stock of provisions related to the compulsory loan decreased by R$ 14,815,875 thousand, reaching R$ 11,057,868 thousand in Q4 2025, despite the accumulated monetary adjustment of R$ 3,033,530 thousand in the period. By 2025, AXIA Energia has already made various payments of judicially ratified settlements and awaits court decisions to ratify other settlements with a balance of R$ 1,055,811 thousand, recorded as a liability. Contractual Transmission Asset The Company records the right to consideration originated by the construction of the transmission projects, within the scope of the concession contracts, under the heading Contractual Transmission Asset. The movement of these assets, in the fiscal Years ended in 2025 and 2024, is shown in the following table. Table 2.2.1 – Movement of Contractual Transmission Assets (amounts in R$ thousands) 2025 2024 Management Proposal AEGM 04.15.2026 Balance on January 1 67,387,656 61,212,338 Financial income 7,309,164 7,405,486 Construction Revenue 4,800,378 4,161,735 Regulatory Remeasurements (4,081,630) 6,129,771 Transfers (446,167) 1,154 Amortization (10,708,558) (11,522,828) Balance of December 31 64,260,843 67,387,656 The balance of the contractual assets represents the present value of the consideration that the Company becomes entitled to as it advances in the construction of the transmission assets. The discount rates applied at the beginning of each project are, on average, 6.55% per year for renewed contracts and 6.63% per year for tendered contracts. In the third quarter of 2025, following the release of the APR for the 2025-2026 cycle by ANEEL, the Company calculated the present value of the installments of the APRs related to the construction of the transmission projects, considering the remuneration rate of each concession contract. The present value determined was compared with the balance of the respective contractual assets. Any differences determined between the recalculated present value and the book balance of the contractual asset were recorded in the Company's results. Of the total balance of the consolidated contractual transmission assets of R$ 64,260,843 thousand, R$ 24,431,847 thousand corresponds to the right to the consideration originated by the non-depreciated infrastructure of the BNES (Basic Network Existing System), when the concessions were renewed in 2012, under the terms of Law No. 12,783/2013. In December 2024, the amounts recorded by the Company were R$ 67,387,656 thousand and R$ 32,870,307 thousand, respectively. In July 2025, ANEEL published Ratifying Resolution No. 3,481/2025, which established the APRs for the 2025-2026 cycle. Table 2.2.2 – Approved APR (amounts in R$ thousands) Companies 2025/2026 2024/2025 AXIA Energia 6,778,066 6,904,773 AXIA Energia Nordeste 4,845,110 5,208,677 AXIA Energia Norte 2,970,029 3,000,087 AXIA Energia Sul 1,833,900 1,764,288 Triângulo Mineiro Transmissora S.A. 53,223 50,535 Vale do São Bartolomeu Transmissora de Energia S.A. 57,542 54,635 Total 16,537,870 16,982,995 The 2.62% reduction in the APR is mainly justified by BNES adjustments resulting from the PTR (periodic tariff review) adjustment of AXIA Energia Nordeste and the revision of the financial component. Impairment The Company estimates the recoverable amount of its property, plant and equipment and intangible assets based on value in use, which is measured as the present value of the estimated future cash flows. The assumptions used reflect Management’s best estimate regarding future trends in the power sector and are based both on external sources of information and on the historical data of the cash‑generating units. The main assumptions used for the impairment tests are discount rate, observable macroeconomic data, contractual and market prices, among others, as well as significant judgment regarding the determination Management Proposal AEGM 04.15.2026 of cash‑generating units (CGUs). Further details are disclosed in the section on critical accounting estimates and judgments. The impairment positions in 2025 are presented below: Table 2.2.3 – Impairment Positions (amounts in R$ thousands) Generation Management Total Fixed assets 767,123 — 767,123 Intangible — 70,431 70,431 Total 767,123 70,431 837,554 b. changes in revenues attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation Variations in the DSP influence the generation segment in the short-term market because they price the difference between contracted energy and actual energy consumption. When there is greater supply, with full reservoirs and high flow forecasts, the DSP tends to decrease. On the other hand, when there is a scarcity of supply, the DSP tends to increase, since the opportunity cost of using the water stored in the reservoirs is also high. The DSP value is expressed in reais per megawatt-hour (R$/MWh), and its calculation is mainly influenced by climatic and hydrological conditions, the production cost of the power plants, energy demand and the availability of generation and transmission in the power system. Changes in the inflation rate affect the transmission segment because most transmission contracts are adjusted by the Broad National Consumer Price Index (IPCA). Contractual (financial) revenue is associated with the application of inflation indices to the balances of the contract assets of each concession. With respect to the net monetary updates related to the CDE, referring to river basins and other items in 2025, the Company recorded a decrease of R$ 40,770 thousand, totaling R$ 2,630,148 thousand, compared to R$ 2,670,918 thousand in 2024. c. Relevant impacts of inflation, price variation of the main inputs and products, Exchange rate and interest rate on the operating results and the financial results Inflation and Interest Rate The Company’s financial situation and operating results are affected by inflation, since part of its revenues are indexed to inflation indices (IPCA and IGP-M) and its operating costs tend to follow such indices. Exchange Rate Variations The Company presented exposure between assets and liabilities indexed to foreign currency, especially to the US dollar. The Company has financing in foreign currency; however, nearly all have hedging contracts mitigating the exchange rate risk, the only exception being the financing agreement with KfW. Price variation of the main inputs and products The energy purchased for resale was R$ 6,339,557 thousand in 2025, representing an increase of 26.98% compared to 2024, due to the greater settlement of energy in the short-term market and the increase in the average DSP, which went from R$ 126/MWh in 2024 to R$ 202/MWh in 2025. Management Proposal AEGM 04.15.2026 2.3. Significant Changes in Accounting Practices / Modified Opinions and Emphases a. Changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2 No significant changes were recorded in the Company's accounting practices in the fiscal year ended 2025. b. Modified opinions and emphases present in the auditor’s report The Company's Management informs that the report of the independent auditors of the financial statements for the fiscal year ended in 2025 did not present any reservations. 2.4. Material Events in the Financial Statements a. Introduction or disposal of operational segment There were no changes in the Company’s operational segments in the fiscal year ended 2025. b. Incorporation, acquisition or disposal of equity interest Acquisitions In February 2025, AXIA Energia acquired 10% of the interest held by CelgPAR in SPV Vale do São Bartolomeu (VSB), now holding a 100% equity interest in said company. In April 2025, AXIA Energia concluded the acquisition of an equity interest equivalent to 51% of the capital stock of Eletronet S.A. – Eletronet, consolidating control over the company. In May 2025, the Company acquired UHE Colíder (300 MW) resulting from the uncrossing of equity interests/assets agreed with Copel Geração e Transmissão and Companhia Paranaense de Energia (Copel). Acquisitions in progress In October 2025, a contract was signed with Triunfo Participações e Investimentos S.A. (TPI) and Mercúrio Participações e Investimentos S.A. (Mercúrio) for the acquisition of the entirety of shares of Juno Participações e Investimentos S.A. (Juno), controller of 50.1% of Tijoá Energia. In December 2025, a contract was signed with Santa Rita Comércio e Instalações LTDA. for the acquisition of a 16.7% interest in Caldas Novas Transmissão, resulting from the exercise of the preemptive right provided for in the Shareholders' Agreement of said company. Disposals In February 2025, AXIA Energia sold its 49.9% interest in SPV Lago Azul Transmissora (LAZ) to CelgPAR. In May 2025, the partial closing process for the sale of the thermal assets to the J&F S.A. group (successor to Âmbar Energia under the agreement executed in June 2024) was completed. The closing agreement included the transfer of all thermoelectric assets and rights held by AXIA Energia Norte (1,559 MW). Management Proposal AEGM 04.15.2026 In May 2025, the sale of the entirety of the minority interests in SPV Mata de Santa Genebra Transmissão S.A. (MSG) and UHE Mauá to Copel occurred, resulting from the uncrossing of equity interests/assets. In October 2025, the disposal process for the last operational thermoelectric asset, UTE Santa Cruz (500 MW), to the J&F S.A. group (successor to Âmbar Energia under the agreement executed in June 2024) was completed. In October 2025, a purchase and sale agreement was signed with Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the sale of the entirety of AXIA Energia's interest in Empresa Metropolitana de Águas e Energia S.A. (EMAE). In January 2026, after satisfaction of the conditions precedent, the Company concluded the disposal of the entirety of its interest in EMAE at the price of R$ 32.07 per share, totaling the receipt, in domestic currency, of R$ 476,461 thousand. Disposals in progress In October 2025, a purchase and sale agreement was executed with J&F S.A. for the disposal of AXIA Energia's entire interest in the affiliate Eletronuclear. Constitution SPEs from ANEEL Auction No. 04/2025: AXIA Energia Transmissora Nova Ponte S.A., AXIA Energia Transmissora Paracatu, AXIA Energia Transmissora Carnaúba S.A. and AXIA Energia Transmissora Seridó S.A. c. unusual events or transactions There were no unusual events or transactions in 2025. 2.5. Non-Accounting Measurements a. Value of non-accounting measurements The Company uses EBITDA (LAJIDA), Net Debt, Net Debt/EBITDA and Net Leverage indicators. EBITDA EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-accounting measure disclosed by the Company in accordance with CVM Resolution No. 156, of June 23, 2022 (CVM Resolution 156), reconciled with its consolidated financial statements and/or consolidated interim financial information, and consists of the net income (loss) for the period/fiscal year adjusted by the net financial result, income tax and social contribution (current and deferred) and depreciation and amortization costs and expenses. Net Debt Net Debt is a non-accounting measure calculated by the Company and consists of the sum (current and non-current) of loans and financing, lease liabilities, debentures and passive derivative financial instruments, less the sum (current and non-current) of the balance of cash and cash equivalents, restricted funds and active derivative financial instruments. Net Leverage Management Proposal AEGM 04.15.2026 Net Leverage is a non-accounting measure prepared by the Company and corresponds to the division between Net Debt and Total Equity. This metric is not recognized under BR GAAP or IFRS accounting practices, has no standard meaning and may not be comparable to Net Leverage prepared by other companies. Table 2.5.1 – Net Debt/ EBITDA (amounts in R$ thousands) 12/31/2025 12/31/2024 EBITDA 8,523,499 26,236,677 Net Debt 46,552,869 39,457,615 Net Debt/EBITDA 5.46 1.50 Table 2.5.2 – Net Leverage (amounts in R$ thousands) 12/31/2025 12/31/2024 Net Debt(A) 46,552,869 39,457,615 Total Shareholder’s Equity(B) 118,501,657 121,999,776 Net Leverage (%) 39.28 32.34 b. reconciliations between the amounts disclosed and the amounts reported in the audited financial statements Table 2.5.3 – EBITDA Reconciliation (amounts in R$ thousand) 12/31/2025 12/31/2024 Net Income for the Year 6,559,657 10,380,753 (+) Provision for Income Tax and Social Contribution (13,539,607) 240,030 (+) Financial Result 10,926,530 11,628,120 (+) Depreciation and Amortization 4,576,919 3,987,774 EBITDA 8,523,499 26,236,677 Table 2.5.4 – Net Debt Reconciliation (amounts in R$ thousand) 12/31/2025 12/31/2024 Gross Debt 74,295,764 75,620,574 Availabilities1 27,742,895 36,162,959 Net Debt 46,552,869 39,457,615 1 Corresponds to the sum of (i) Cash and cash equivalents; (ii) Current marketable securities; and (iii) Financing receivable. Table 2.5.5 – Net Leverage Reconciliation (amounts in R$ thousand) 12/31/2025 12/31/2024 Net Debt (A) 46,552,869 39,457,615 Total Equity (B) 118,501,657 121,999,776 Net Leverage (%) 39.28 32.34 Management Proposal AEGM 04.15.2026 c. Reason why such measurement is more appropriate for the correct understanding of the financial condition and results of operations EBITDA EBITDA is used by management as an important indicator of operating performance, as it provides good visibility of the potential gross resource generation. AXIA Energia's management believes that EBITDA is a practical measure that allows comparison with other companies in the same sector, except for the fact that other companies may calculate their EBITDAs differently. Net Debt The Company uses Net Debt to assess its financial position, its degree of financial leverage, and to assist its managerial decisions related to the management of cash flow, investments and capital structure, as they aim to measure the Company's ability to pay in relation to its indebtedness to third parties, without the influence of tax effects, for instance. Net Leverage The Company uses Net Leverage to assess its liquidity and, consequently, the ability to cover all its investments, current expenses, debt payments and other expenses in the course of its operating activities. Management Proposal AEGM 04.15.2026 2.6. Events Subsequent to the Financial Statements Payment of the redemption value In January 2026, the Company made the payment, in domestic currency, of the redemption value of the class "R" preferred shares (PNR), in the amount of 1.299470 per PNR share, arising from the bonus issue transaction approved by the Company's shareholders on December 19, 2025. Disposal of the interest in EMAE In January 2026, upon satisfaction with the conditions precedent, the Company concluded the disposal of the entirety of its interest in EMAE at a price of R$ 32.07 per share, totaling the receipt, in domestic currency, of R$ 476,461 thousand, as mentioned in item 2.4(b) above. Motion for interim relief- AXIA Energia In January 2026, two collective civil actions were filed by labor union entities seeking alleged effects on the payment of Profit Sharing or Results (PLR) to their employees, arising from the capitalization of profit reserves and share bonus approved at the Extraordinary General Meeting held on December 19, 2025. In the same month, the Labor Court of Rio de Janeiro upheld the arguments presented in the motion for reconsideration and revoked the interim relief granted, concluding that there were no risk of harm and that the Company's financial soundness had been demonstrated. Issuance of debentures - AXIA Energia In February 2026, AXIA Energia concluded the settlement of the 8th issuance of simple debentures, non-convertible into shares, of the unsecured type, in 3 series. The debentures, which carry the tax incentive provided for in Law No. 12,431/2011, were the subject of a public distribution offering, under the automatic registration procedure, carried out pursuant to CVM Resolution No. 160/2022, intended exclusively for professional investors, under the applicable regulations. Table 2.6.1 – Issuance of debentures 8th issuance (amounts in R$ thousands) Transaction Series Rate (% p.a.) Maturity Amount Debentures 8th issue 1st IPCA + 6.80 02/15/2033 1,267,100 2nd IPCA + 6.71 02/15/2036 368,900 3rd IPCA + 6.68 02/15/2041 364,000 Total 2,000,000 Management Proposal AEGM 04.15.2026 2.7. Allocation of Results Table 2.7.1 – Policy for Allocation of Results 2025 a. The rules on withholding profits Pursuant to the Brazilian Corporate Law, the general meeting of AXIA Energia may decide, upon proposal of management, to retain part of the net income to be used in AXIA Energia's investments. According to AXIA Energia's Bylaws, on net income for the year: (i) 5% will be allocated, before any other allocation, to the legal reserve, up to the maximum limit provided for in the Brazilian Corporate Law, which is currently 20% of the capital stock; (ii) at least 25% of the balance of net income for the year, obtained after deduction of the legal reserve referred to in item (i) above, will be distributed as dividends to all shareholders of the Company; and (iii) up to 75% of the net income for the year will be allocated to the investment reserve, with the purpose of ensuring the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed 75% of the paid-in capital stock. In addition, as provided for in article 196 of the Brazilian Corporate Law, the Company, by resolution of the general shareholders' meeting, may approve a proposal of its management to retain a portion of the net income for the year provided for in the capital budget, previously approved by it. a.i. Amounts of profit retention In the fiscal year ended 2025, the Company recorded net income of R$ 6,558,475 thousand. The proposal for the allocation of the profit calculated in the fiscal year ended 2025 will be submitted to the Annual General Meeting of AXIA Energia. As provided for in the Brazilian Corporate Law, 5% of the net income for the fiscal year, corresponding to the amount of R$ 328 million, must be allocated to the legal reserve. As provided in article 56, II, of the Company's Bylaws, up to 75% of the net income for the fiscal year may be allocated to the statutory investment reserve. Accordingly, Management will propose no allocation to the statutory reserve. a. ii. Percentages in relation to total declared profits For the fiscal year ended December 31, 2025, (i) there was retention of profit for the legal reserve; and (ii) there was no retention of profit pursuant to article 196 of the Brazilian Corporate Law. Management Proposal AEGM 04.15.2026 2025 b. Rules on dividend distribution The Company's Bylaws ensure that its shareholders are entitled, in each fiscal year, to dividends and/or interest on equity of not less than 25% of the adjusted net income, pursuant to the Brazilian Corporate Law, subject to the Company's Dividend Distribution Policy. In accordance with the Brazilian Corporate Law, dividends can Only be distributed after deducting, before any participation, the accumulated losses and the provision for Income Tax. The Brazilian Corporate Law authorizes the Company to pay dividends from the net income for the year, retained earnings or profit reserves (excluding the legal reserve). AXIA Energia's Bylaws provide that class "A1" and "B1" preferred shares shall have priority in the distribution of dividends, as follows: (i) class "A1" preferred shares, resulting from the conversion of class "A" preferred shares, subscribed until June 23, 1969, and those resulting from bonuses attributed to them, shall have priority in the distribution of dividends, accruing at the rate of 8% per year on the capital belonging to this type and class of shares, to be apportioned equally among them; and (ii) class "B1" preferred shares, resulting from the conversion of class "B" preferred shares, subscribed from June 23, 1969, shall have priority in the distribution of dividends, accruing at the rate of 6% per year, on the capital belonging to this type and class of shares, to be apportioned equally among them. AXIA Energia's preferred shares of classes "A1" and "B1" shall participate, on equal terms with the common shares and the special class preferred share, in the distribution of dividends, after the latter being assured the lower of the minimum dividends described in items (i) and (ii) above. Each preferred share of classes "A1" and "B1" shall be guaranteed the right to receive a dividend, per share, at least 10% higher than that attributed to each common share. The minimum priority dividend of preferred shares must be distributed whenever net income is calculated. With regard to the class "C" preferred shares and the special class preferred share (golden share), the Bylaws establish that these shall not have priority in the distribution of dividends. c. Frequency of dividend distributions The Board of Directors, at the proposal of the Executive Board of Officers, may determine the preparation of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the account of the profit ascertained in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or interim balance sheet. d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions Pursuant to the Brazilian Corporate Law, 5% (five percent) of AXIA Energia's net income will be applied, before any other allocation, in the constitution of the legal reserve, which may not exceed 20% (twenty percent) of the capital stock. According to its Bylaws, AXIA Energia must distribute, in each fiscal year, a dividend of not less than 25% (twenty-five percent) of the adjusted net income under the terms of the Brazilian Corporate Law. Net income may be capitalized, used to offset losses or retained, as provided for in the Brazilian Corporate Law, and may not be available for payment of dividends. AXIA Energia may not pay dividends to its shareholders in a given fiscal year if its managers manifest, and the general meeting so approves, that such payment is inadvisable in view of AXIA Energia's financial situation, or if the amount of the mandatory dividend, calculated under the terms of the Company's Bylaws, exceeds the realized portion of the net income for the year. In addition, the general meeting may, upon proposal of the management, allocate the excess to the constitution of an investment reserve or retention under the terms of the capital budget approved pursuant to article 196 of the Brazilian Corporate Law. e. if the issuer has a formally approved policy for the allocation of results, inform the body responsible for the approval, the date of approval and, if the issuer discloses the policy, the places on the worldwide web where the document can be consulted AXIA Energia has a Dividend Distribution Policy formally approved by the Company's Board of Directors, which is available for consultation on its investor relations website (https://ri.axia.com.br) and on the CVM website (https://www.gov.br/cvm/pt-br). Management Proposal AEGM 04.15.2026 2.8. Relevant Items Not Disclosed in the Financial Statements a. the assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet terms), such as: i. portfolios of derecognized receivables for which the Entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset, indicating the respective liabilities; ii. contracts for the future Purchase and sale of products or services; iii, unfinished construction contracts; and iv. contracts for the future receipt of financing. All assets and liabilities held by AXIA Energia are recorded on the balance sheet. b. other items not disclosed in the financial statements There are no other relevant items not disclosed in AXIA Energia’s consolidated financial statements for the fiscal year ended 2025. Management Proposal AEGM 04.15.2026 2.9. Comments on Items Not Disclosed a. how such items change or may change revenues, expenses, operating results, financial expenses or other items of the financial statements Not applicable, since there are no other relevant items not disclosed in AXIA Energia's consolidated financial statements for the fiscal year ended 2025. b. the nature and purpose of the transaction Not applicable, since there are no other relevant items not disclosed in AXIA Energia's consolidated financial statements for the fiscal year ended 2025. c. the nature and amount of the obligations assumed, and the rights generated in favor of the issuer as a result of the transaction Not applicable, since there are no other relevant items not disclosed in AXIA Energia's consolidated financial statements for the fiscal year ended 2025. Management Proposal AEGM 04.15.2026 2.10. Business Plan a. Investments, including: i. Quantitative and qualitative description of ongoing and planned The total investment made by AXIA Energia in the fiscal year ended December 31, 2025, was R$ 9,607,751 thousand, an increase of 17.8% compared to the same period of the prior year. Of the total amount invested in 2025, R$ 1,424,140 thousand were invested in generation, R$ 6,087,955 thousand in transmission, R$ 310,612 thousand in environmental, R$ 753,879 thousand in infrastructure and R$ 1,031,165 thousand in High Voltage Direct Current (HVDC). Table 2.10.1 – Investments (amounts in R$ thousands) 2025 2024 Generation 1,424,140 3,073,144 Expansion/Greenfield Projects 165,160 1,209,804 Maintenance/Modernization 1,258,980 1,385,040 SPVs — 478,300 Others — — Transmission 6,087,955 3,714,273 Expansion 696,137 255,054 Reinforcements and Improvements 4,757,212 3,304,090 Maintenance — 93,142 SPVs 590,180 8,051 Others 44,426 53,936 Environmental 310,612 368,005 Infrastructure 753,879 553,642 HVDC 1,031,165 448,151 Total 9,607,751 8,157,214 Power Generation In the generation segment, total investments amounted to R$ 1,424,140 thousand, of which R$ 1,258,980 thousand in maintenance/modernization and R$ 165,160 thousand in expansion/greenfield projects. As regards expansion/greenfield projects, AXIA Energia Sul made an investment of R$ 109 million related to the implementation of the Coxilha Negra Wind Farm. In maintenance/modernization, the following stands out: • AXIA Energia Nordeste - R$ 596 million, mainly for the replacement of equipment at the Paulo Afonso IV, Sobradinho and Luiz Gonzaga hydropower plants. • AXIA Energia Norte - R$ 322 million, allocated to improvements and equipment replacement at the Tucuruí, Curuá‑Una and Samuel HPPs. • AXIA Energia - R$ 223 million, covering improvement plans and equipment replacement at the Porto Colômbia, Itumbiara, Corumbá, Batalha and Mascarenhas HPPs, among others Power Transmission Management Proposal AEGM 04.15.2026 In the transmission segment, total investments amounted to R$ 6,087,955 thousand, of which R$ 4,757,212 thousand in reinforcements and improvements, R$ 696,137 thousand in expansion, and R$ 590,180 thousand in partnerships. Expansion investments, in the amount of R$ 696,137 thousand, reflected the progress of activities in transmission lines and substations related to the lots awarded in transmission auctions in recent years. All partnership investments related to capital contributions to the SPV Transnorte Energia, aimed at completing the Manaus – Boa Vista Transmission Line. Additionally, investments of R$ 1,031,165 thousand are noteworthy in the revitalization of the Itaipu High‑Voltage Direct Current system (HVDC), which is responsible for transmitting the energy produced by the plant to the load centers in Brazil. The project is implemented through a technical and financial cooperation agreement between AXIA Energia, which is responsible for execution, and Itaipu, which fully reimburses the amounts invested. Environmental In 2025, environmental investments totaled R$ 310,612 thousand, mainly related to the maintenance of operating licenses for plants and substations, seismological, water quality and fauna monitoring, as well as land expropriation and right‑of‑way indemnities. ii. Sources of financing for investments The main sources of financing for ongoing and planned projects are composed of cash generation from our operations and funding operations through financing and loans made by the Company. iii. Ongoing relevant divestments and planned divestments After the rationalization of its portfolio of equity interests, AXIA Energia began to pursue a strategy focused on its qualitative optimization. In this context, in 2025, the execution of the purchase and sale agreement for the disposal of the Company’s entire interest in its associate Eletronuclear and the divestment of the thermal power plants are noteworthy. The purchase and sale agreement with J&F S.A. for the disposal of AXIA Energia’s entire interest in Eletronuclear was executed for a price of R$ 535 million, including the assumption, by the buyer, of the guarantees provided by AXIA Energia in favor of Eletronuclear and of the obligation to fully subscribe the debentures set forth in the Settlement Agreement entered into with the Federal Government and submitted for ratification in Direct Action of Unconstitutionality (ADI) No. 7,385, in the amount of R$ 2.4 billion. With respect to the thermal power plants, the transaction involved the transfer of all assets and rights held by AXIA Energia and AXIA Energia Norte, resulting in proceeds of approximately R$ 3.6 billion, in addition to the cash generated by the plants between the signing of the agreements and their respective closings, as well as the right to receive an earn‑out in a total base amount of R$ 1.2 billion. Upon completion of this transaction, AXIA Energia’s generation portfolio became composed exclusively of 100% renewable sources, in line with its Net Zero 2030 commitment. Additionally, in 2025, the Company disposed of its equity interests in Lago Azul Transmissão S.A. and Mata de Santa Genebra Transmissão S.A. Management Proposal AEGM 04.15.2026 b. provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer’s production capacity No asset and/or equity acquisition operations were completed in 2025. c. new products and services, indicating: (i) a description of ongoing research already disclosed; (ii) the total amounts spent by the issuer on research for the development of new products or services; (iii) projects under development already disclosed; and (iv) the total amounts spent by the issuer on developing new products or services Since 2023, AXIA Energia has adopted a structured innovation model known as the ‘Innovation Plant’, which integrates methodologies, technologies, internal resources and external partners for the development of solutions at scale. This model is intended to strengthen value creation through continuous innovation, promoting the implementation of initiatives that enhance operational processes, support the adoption of new technologies and contribute to the Company’s organizational advancement. This integrated approach makes it possible to accelerate the solution development cycle, increase efficiency and support the modernization of the Company’s corporate practices. In 2025, more than R$ 630 million were invested in innovation and technology in areas such as: optimization of critical generation, transmission and trading assets and processes; process optimization to achieve efficiency gains in PMSO; reduction of operational risk; management of meteorological and climate risks; energy storage; green hydrogen; microgrids and hybrid plants; high‑performance computing and artificial intelligence (AI) at scale applied to critical processes; capex optimization and efficiency; trading instruments; customer value generation; business diversification; and excellence in ESG The results achieved reflect AXIA Energia’s consistent capability in managing innovation, research and development. In 2025, more than 88 innovation initiatives, referred to as Value Deliveries (EVs), were carried out. Of these 88 EVs, 31 include R&D projects, composing a total of 34 R&D projects conducted in accordance with ANEEL’s regulations. The Electric Energy Research Center (Cepel) acted as the main technological partner in the development of these initiatives. Among the main initiatives, the following stand out: (i) ECOTON: an R&D project dedicated to understanding how high‑intensity computing loads behave from an electrical and energy standpoint, and to assessing the opportunity to attract clients, whether for cryptocurrency mining or for training AI models. The project also investigates architectures for integrating these loads into the grid, focusing on efficiency, reduction of waste and the provision of operational flexibility capable of reinforcing the robustness of the power system. (ii) GPU Cloud Provider: through this project, the Company structured itself to meet its growing internal demands related to Artificial Intelligence (GPUs) and the execution of phenomenological computational models (CPUs), by commissioning a robust computing infrastructure that has enabled the provision of high‑performance computing capacity for internal projects, especially those that use AI. This is the pioneering experiment in Brazil within the scope of the Neocloud business, developed as a Research and Development (R&D) project. The main objective of this initiative was to foster organizational learning and deepen the understanding of internal demands, as well as to assess the technical and operational feasibility of offering high‑performance computing capacity (iii) ATMOS: one of the largest meteorological centers applied to the power sector, which enhances the Company’s predictive capability through advanced models such as AI, GraphCast, its own climate‑monitoring network and platforms integrated with SAP. (iv) HCPV: located in Petrolina, State of Pernambuco, this project combines solar concentration, thermal storage and hybrid generation, reinforcing the decarbonization agenda and the stability of the system. It is one of the most innovative hybridization initiatives in the sector Management Proposal AEGM 04.15.2026 (v) INTELLIGENT HYBRID PLANT: in Casa Nova, State of Bahia, the project integrated wind and solar generation with a battery energy storage system (BESS) and a flexible computing load (Data Center Flex), capable of modulating consumption to absorb renewable surpluses and reduce losses due to curtailment. (vi) Eletro.IA: the Company’s artificial intelligence program, with more than 90 active products. Its focus is on developing solutions in the areas of trading, operational efficiency, engineering, corporate processes, climate and asset management, thus creating value for the Company in a transversal manner (vii) LIGA: increased asset‑management efficiency through an integrated platform for real‑time monitoring with geospatial data, enabling effective preventive decision‑making and the reduction of operational risks. (viii) SIRI: modernized the cooling system of the Tucuruí HPP turbines by integrating smart sensors and AI models, improving the reliability of thermal monitoring of the generating units. The project has made it possible to anticipate critical operational deviations, trigger preventive alerts and mitigate failures. In parallel, the initiative optimizes the treatment of industrial water and contributes to safety, risk reduction and operational efficiency. d. opportunities included in the issuer’s business plan related to ESG matters AXIA Energia’s vision reflects its commitment to society and the environment and guides it to continuously offer renewable and low‑carbon infrastructure and solutions to its customers. AXIA Energia’s strategic plan incorporates initiatives to capture opportunities aligned with the energy transition and its competitive advantages, focusing on sustainable value creation and the longevity of the business. As a highlight, in 2025 the Company completed the divestment of thermal assets, including the sale of the thermal plants located in Amazonas (1,559 MW) and the closing of the disposal of UTE Santa Cruz (500 MW). These transactions completed the fossil asset divestment process and consolidated a 100% renewable generation portfolio, in line with the Net Zero 2030 commitment, while reinforcing capital discipline and portfolio optimization. In addition, the Company’s business plan incorporates opportunities associated with the modernization and resilience of the electricity infrastructure, with investments in reinforcements and improvements to the transmission system, measures to increase operational reliability and structuring initiatives for energy integration, such as the energization of the Manaus–Boa Vista transmission line, which helps reduce reliance on local fossil generation and strengthens security of supply. In solutions for client decarbonization and traceability, we continue to expand the issuance of renewable energy certificates (such as I‑REC and RECFY), including through an in‑house blockchain‑based platform, and advance partnerships focused on e‑mobility and the decarbonization of energy consumption in energy‑intensive sectors, such as ports and terminals. In climate management, we advanced in capturing opportunities related to adaptation and climate intelligence applied to operations, with initiatives such as protecting strategic areas for water security, expanding meteorological monitoring (in partnership with Inmet) and developing AI‑enabled climate forecasting tools to anticipate extreme events and increase asset resilience. Lastly, AXIA Energia understands that adequate social‑environmental management is essential to the sustainable continuity of operations, as its businesses depend on and directly impact the environment and involve relationships with local communities, including Indigenous peoples and traditional communities. Therefore, we strengthened the reconciliation of activities with environmental conservation and respect for people, maintaining high ethical standards and adherence to legal and regulatory frameworks. In line with its nature strategy, the Company voluntarily adopts the TNFD framework and, in 2025, began assessing material impacts, dependencies, risks and opportunities associated with nature, aligned with TNFD guidelines and Target 15 of the Global Biodiversity Framework, in addition to climate risk assessments and adaptation plans for the Company’s priority assets to increase resilience and the longevity of its business.” Management Proposal AEGM 04.15.2026 2.11. Other factors that materially influenced operating performance Advertising Campaigns In 2025, the Company carried out nationwide advertising campaigns structured to reinforce its institutional pillars, support the brand transition and introduce AXIA Energia to the market. Approximately R$ 61 million were invested in more than four campaigns, with emphasis on the launch campaign of the new AXIA Energia brand, under the concept ‘O Novo Vem com Energia’. Sponsorship In 2025, AXIA Energia carried out sponsorship initiatives that linked the Company’s brand to sports, innovation, operations and customer‑relationship projects. Approximately R$ 20 million were invested in more than 40 projects, with emphasis on the Energy Leaders Forum, the renewal of Flamengo Olímpico, the continuation of major projects such as ‘Porto Maravalley’, an innovation hub in the city of Rio de Janeiro, and the ‘Museu Nacional Vive’ project, in support of the reconstruction of the museum after the fire in 2018. Social Impact The Company considers respect for the communities living around its facilities as fundamental to its operations, including Indigenous peoples, quilombola communities and other traditional communities, as a core part of its work, seeking to generate value for all stakeholders with whom it interacts. Accordingly, in order to strengthen our relationship with communities, we are reinforcing the integration between strategy and governance, updating our principles and guidelines and enhancing alignment with international performance standards. We also highlight the Company’s commitment to the right of traditional communities to Free, Prior and Informed Consent (FPIC), established in our 2024 Human Rights Policy and implemented through our 2025 FPIC Standard. The Standard defines the procedures to ensure that the consultation protocols and expectations of traditional communities are observed in the planning, implementation and operation of assets that may affect them, and is already being applied with quilombola and other communities in connection with the implementation of new transmission lines awarded in the 2023 and 2024 auctions In 2025, we implemented a stakeholder relationship management (SRM) system based on artificial intelligence and georeferencing. Among the ongoing actions, we highlight: • a cross‑cutting human rights risk assessment across our operations, identifying key risks and proposing mitigation measures, with an Action Plan for Priority Issues to enable direct engagement with rights‑holders • alignment of grievance mechanisms with the UN Guiding Principles; • preparation of a manual on reparation and remediation; and • review of the Company’s Human Rights Due Diligence (HRDD) processes. In 2025, we completed the application of the Social Return on Investment (SROI) methodology to the Lagos do São Francisco Project, with the aim of comparing the number of resources invested with the social value generated for society by this initiative. The study showed that the project’s social return on investment is positive and significant: for each R$ 1.00 invested in the project, R$ 2.92 was generated in social benefits. Lastly, AXIA Energia was invited to represent the corporate sector in international forums, including participation as a speaker at the launch of the Renewable Energy & Human Rights Benchmark 2025 during NY Climate Week, as well as participation in the United Nations (UN) Forum on Business and Human Rights (Geneva) and an invitation by the UN Working Group for a panel on business and Indigenous peoples, reinforcing institutional recognition of the Company’s human rights and community‑relations agenda Sociais Projects Management Proposal AEGM 04.15.2026 In 2025, we expanded two successful programs launched in 2024 to municipalities in which AXIA Energia operates, in the states of Bahia, Sergipe, Alagoas and Pernambuco, with an emphasis on education and income generation: • the Educators’ Training Program, in partnership with Roda Educativa, implemented in ten municipalities in the Northeast region and expected to directly benefit 635 professionals and indirectly more than 12 thousand people, including teachers and students; and • the AXIA Energia Civil Society Organizations (CSOs) Acceleration Program, in partnership with Instituto Phomenta, seeks to boost the impact of CSOs and non‑profit collectives by offering a free institutional acceleration journey to strengthen management, processes, fundraising, governance and sustainability. The Volunteer Program, in partnership with the Young Apprentices Program, held two classes of the ‘Mentoring with Energy’ initiative, consolidating itself as a strategic initiative for professional and personal development, exchange of experiences and integration between areas and generations at AXIA Energia. As a result, 144 employees, between mentors and mentees, took part in the program, totaling 1,152 hours. We also highlight IARA – Paulo Afonso 2025 Cleanup Day, a socio‑environmental responsibility initiative with the participation of 55 AXIA Energia employees, combining environmental education, volunteering, dam‑safety awareness, community engagement and circular economy. The initiative included an ecological walk with community mobilization and, subsequently, the collection of 1,352 kg of recyclable waste in the dam safety area, which were delivered to the ARPA Cooperative, directly benefiting 33 waste pickers. The results reinforce the value of partnerships between the Company, the community and the public sector, demonstrating that education and shared environmental responsibility generate concrete and long‑lasting impacts. Another ongoing initiative, launched in 2025, is the Lagos do São Francisco Project, a partnership with Embrapa Semiárido, which is now entering Phase II, with investments of around R$ 2.4 million over 36 months for the implementation of actions in several municipalities. Management Proposal AEGM 04.15.2026 SCHEDULE 2 Information on the proposal for allocation of net income (Schedule A of RCVM 81) 1. Report the net income for the fiscal year The net income calculated by the Company for the fiscal year ended December 31, 2025 was R$6,558 million. 2. Report the total amount and per share amount of dividends, including advance dividends and interest on equity already declared Type and Class R$ Per share Class “A1” Preferred 571,932 4.01 Class “B1” Preferred 1,093,558,331 4.01 Class “C”¹ Preferred - - Special class preferred (golden share) 3 3.65 Common 7,205,869,734 3.65 Total² 8,300,000,000 ¹Class “C” preferred shares were issued on December 19, 2025. ² The total amount refers to dividends paid in the amounts of R$4.0 billion and R$4.3 billion, as disclosed in material facts dated August 6, 2025 and November 5, 2025, respectively, related to shareholder remuneration payments. 3. Report the percentage of net income for the fiscal year that was distributed (R$ thousand1) Net income for the year 6,558,475 Legal Reserve (327,924) Adjusted net income 6,230,551 Total distributed (8,300,000)* Percentage of adjusted net income for the year distributed 100% Percentage distributed over adjusted net income for the year* 127% *Considers a distribution, charged to part of the profit reserve, of the amount exceeding the adjusted net income for the year, as disclosed in material facts dated August 6, 2025 and November 5, 2025, respectively, related to shareholder remuneration payments. 4. Report the total amount and per share amount of dividends distributed based on profits from prior years Management Proposal AEGM 04.15.2026 In 2025, R$8.3 billion was paid as remuneration to shareholders. The amounts distributed are detailed in Table 2. 5. Report, net of advance dividends and interest on equity already declared: a. the gross amount of dividends and interest on equity, separately, per share of each type and class b. the form and deadline for payment of dividends and interest on equity c. any monetary restatement and interest incident on dividends and interest on equity d. the declaration date of payment of dividends and interest on equity used to identify the shareholders entitled to receive them Item 5 is not applicable, given that all dividends related to the fiscal year ended December 31, 2025 were already paid over the course of 2025. Therefore, there are no dividends or interest on equity to be approved by the Annual General Meeting. 6. If dividends or interest on equity have been declared based on profits determined in semiannual or shorter-period financial statement a. report the amount of dividends or interest on equity already declared The Company made dividend payments totaling R$8,300,000 thousand. b. report the dates of the respective payments Payments to shareholders holding shares issued by the Company and traded on B3 were made on August 28, 2025 and December 19, 2025, respectively. For ADR holders, payments were made as from September 5, 2025 and December 29, 2025, respectively. 7. Provide a comparative table showing the following values per share of each type and class: a. net income for the fiscal year and for the 3 (three) prior fiscal years Fiscal years ended December 31, 2025 2024 2023 2022 Net income/loss 6,558,475 10,378,122 4,549,774 3,635,377 Management Proposal AEGM 04.15.2026 (R$ thousand) Earnings per common share (R$) 2.29 4.56 1.98 1.83 Earnings per class A1 preferred share (R$) 2.52 5.02 2.18 2.00 Earnings per class B1 preferred share (R$) 2.52 5.02 2.18 2.00 Earnings per class C preferred share (R$)¹ - - - - ¹Class “C” preferred shares were issued on December 19, 2025. b. dividends and interest on equity distributed in the 3 (three) prior fiscal years, per share of each type and class Dividends (R$ thousand, except for the special class preferred share (golden share)) Fiscal years ended December 31, 2024 2023 2022 Dividends distributed 4,000,000 1,296,685 863,402 Common share 3,472,214 798,454 444,974 Class “A” preferred share 346 347 292 Class “B” preferred share 527,438 497,885 418,135 Special class preferred share (golden share) 1.76 0.40 0.22 Interest on equity distributed - - - Dividend per share (R$) Fiscal years ended December 31, 2024 2023 2022 Common share 1.76 0.40 0.22 Class “A” preferred share 2.43 2.43 2.05 Class “B” preferred share 1.93 1.82 1.49 Special class preferred share (golden share) 1.76 0.40 0.22 No interest on equity was distributed in the periods mentioned above. 8. If profits are allocated to the legal reserve Management Proposal AEGM 04.15.2026 a. identify the amount allocated to the legal reserve The amount proposed for allocation to the legal reserve for the fiscal year ended December 31, 2025 is R$327,924 thousand, corresponding to 5% of the Company’s net income for the year. b. detail how the legal reserve is calculated Fiscal year ended December 31, 2025 (R$ thousand) Net income for the year 6,558,475 (-) Legal Reserve (5%) (327,924) Net income for the year adjusted by the constitution of the legal reserve 6,230,551 As provided in the Brazilian Corporations Law, 5% of the net income for the year shall be allocated, before any other appropriation, to the legal reserve, which shall not exceed 20% of the capital stock. In the year in which the balance of the legal reserve plus the capital reserves referred to in paragraph 1 of article 182 of the Brazilian Corporations Law exceeds 30% of the capital stock, allocation of part of the net income for the year to the legal reserve is no longer mandatory. 9. If the company has preferred shares with fixed or minimum dividend rights a. describe how fixed or minimum dividends are calculated As provided in the Company’s current Bylaws, shareholders are entitled to receive a mandatory dividend of 25% of net income for the year, adjusted in accordance with the Brazilian Corporations Law (“Minimum Dividend”). The Minimum Dividend shall be distributed among the Company’s shareholders under the following conditions: (i) holders of class “A1” preferred shares shall have priority in dividend distribution, such dividends accruing at the rate of 8% per year on the capital attributable to this type and class of shares, to be shared equally among them. (ii) holders of class “B1” preferred shares shall have priority in dividend distribution, such dividends accruing at the rate of 6% per year on the capital attributable to this type and class of shares, to be shared equally among them. (iii) holders of class “A1” and class “B1” preferred shares shall also be entitled to Management Proposal AEGM 04.15.2026 participate, on equal terms with common shares and the special class preferred share (golden share), in the distribution of dividends, after the latter have been assured the lower of the minimum dividends provided in items (i) and (ii) above, subject to item (iv) below. (iv) holders of class “A1” and class “B1” preferred shares shall further be entitled to receive dividends, per share, at least 10% higher than those attributed to each common share. (v) holders of class “C” preferred shares shall be entitled to participate, on equal terms with common shares and the special class preferred share (golden share), in the distribution of dividends. It should be noted that, if the Migration to Novo Mercado is approved, the Company’s capital structure will be changed, including with respect to the existing preferred share classes, as detailed in the Management Proposal. b. state whether the profit for the year is sufficient to pay all fixed or minimum dividends The net income for the year is sufficient to fully pay the dividends. In the fiscal year ended December 31, 2025, net income of R$6,558 million was recorded which, after the deduction allocated to the legal reserve (R$327,924 million), resulted in adjusted net income of R$6,230 million. Thus, in view of the legal and bylaw provisions regarding the mandatory dividend, the portion corresponding to 25% of the adjusted net income for the fiscal year ended December 31, 2025, equal to R$1,558 million, shall be distributed to the Company’s shareholders, including the portion attributable to holders of class “A1”, “B1”, “C” preferred shares and the special class (golden share). Accordingly, the Company proposes the following allocation of the result for the fiscal year ended December 31, 2025: (R$ thousand) Net income for the year 6,558,475 Legal reserve (327,924) Adjusted net income 6,230,551 Mandatory dividends 25% 1,557,637 Management Proposal AEGM 04.15.2026 c. identify whether any unpaid portion is cumulative Not applicable, since the Company’s Bylaws do not provide for cumulative dividends. d. identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares Not applicable, given that all dividends related to the fiscal year ended December 31, 2025 were already paid over the course of 2025. Therefore, there are no dividends or interest on equity to be approved by the Annual General Meeting. e. identify the fixed or minimum dividends to be paid per preferred share of each class ‘ Not applicable, given that all dividends related to the fiscal year ended December 31, 2025 were already paid over the course of 2025. Therefore, there are no dividends or interest on equity to be approved by the Annual General Meeting. 10. Regarding the mandatory dividend a. describe the calculation method provided in the Bylaws Pursuant to article 56, item I, of the Company’s current Bylaws: “After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year shall, upon proposal from Management, be submitted to the General Meeting for resolution, subject to the following allocation: I – at least 25% (twenty-five percent) of the net income for the year, obtained after the deduction of the legal reserve referred to in the head paragraph of this article, shall be distributed as dividends to all shareholders of the Company, pursuant to paragraph 1 of Article 55; […].” In addition, see the details provided in the answer to item 9, subitem “a” above. b. state whether it is being paid in full Yes. In the fiscal year ended December 31, 2025, net income of R$6,558 million was recorded which, after the deduction allocated to the legal reserve (R$327,924 million), resulted in adjusted net income of R$6,230 million. Thus, in view of the legal and bylaw provisions regarding the mandatory dividend, the portion corresponding to 25% of the adjusted net income for the fiscal year ended December 31, 2025, equal to R$1,558 million and, if approved in accordance with the Management Proposal AEGM 04.15.2026 Management Proposal, shall be distributed to the Company’s shareholders, including the portion attributable to holders of class “A1”, “B1”, “C” preferred shares and the special class (golden share), within up to 60 days from any such approval, pursuant to paragraph 3 of article 205 of the Brazilian Corporations Law, and also observing paragraphs 2 to 7 of article 11 of the Company’s Bylaws. c. report any amount retained Not applicable. 11. If the mandatory dividend is retained due to the company’s financial situation a. report the amount retained b. describe, in detail, the company’s financial situation, including aspects related to liquidity analysis, working capital, and positive cash flows c. justify the retention of dividends Not applicable. 12. If the result is allocated to a contingency reserve a. identify the amount allocated to the reserve b. identify the loss deemed probable and its cause c. explain why the loss was deemed probable d. justify the constitution of the reserve Not applicable. 13. If the result is allocated to a reserve for unrealized profits a. report the amount allocated to the reserve for unrealized profits b. report the nature of the unrealized profits that gave rise to the reserve Not applicable. Management Proposal AEGM 04.15.2026 14. If the result is allocated to statutory reserves a. describe the bylaw provisions establishing the reserve Pursuant to article 56, item II, of the Company’s Bylaws: “After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year shall, upon proposal from Management, be submitted to the General Meeting for resolution, subject to the following allocation: […] II – up to 75% (seventy-five percent) of the net income for the year shall be allocated to the investment reserve, for the purpose of ensuring the maintenance and development of the activities that comprise the Company’s corporate purpose, whose accumulated balance shall not exceed 75% (seventy-five percent) of the fully paid-in capital.” b. identify the amount allocated to the reserve No allocation to the investment reserve was made in the fiscal year ended December 31, 2025. c. describe how the amount was calculated Not applicable, as there was no allocation to the investment reserve in the fiscal year ended December 31, 2025. 15. If profits are retained pursuant to a capital budget a. identify the amount retained b. provide a copy of the capital budget Not applicable. 16. If the result is allocated to a tax incentive reserve a. report the amount allocated to the reserve b. explain the nature of the allocation Not applicable. Management Proposal AEGM 04.15.2026 SCHEDULE 3 Section 8 of the Company's Formulário de Referência (detailed information on compensation of officers and members of advisory committees) (remainder of page intentionally left blank) Management Proposal AEGM 04.15.2026 8. Compensation 8.1. Compensation of Officers Compensation policy or practice a. aims of the compensation policy or practice, informing whether the compensation policy has been formally approved, the approving authority, the approval date and, if the Company discloses the policy, locations on the web where the document may be reviewed Currently, the Company's officers compensation model ("Compensation Model") consists of fixed compensation, benefits, and short and long-term incentive mechanisms, with the distribution of weights primarily focused on a sustainable long-term value vision, to solidify a high-performance, ethical, and sustainable culture, capable of attracting and retaining talent, rewarding performance, and ensuring full alignment between the interests of the Company's officers and employees and the interests of its shareholders. It is Management's view that achieving the desired levels of asset and business management requires, above all, the pursuit of excellence in people management. This, combined with the composition of a highly qualified, collaborative, integral, and high-performance executive team, are indispensable prerequisites for the Company to continue its journey towards excellence and a high-performance culture. The current Compensation Policy was approved by the Board of Directors on October 23, 2025, and is part of a set of initiatives designed to provide continuous maturation of AXIA Energia's corporate governance and is based on the principles of transparency and responsibility. The share-based compensation plans, which comprise the long-term incentives of the Compensation Model, are approved at a general meeting, and the Board of Directors is responsible for implementing them through specific programs and agreements, with the support of the People and Governance Committee. The Board of Directors is equally responsible for approving and supervising, with the support of the People and Governance Committee, the short-term and long-term incentive programs for the Executive Officers. The Compensation Policy is available for review on the Company's investor relations website (https://www.axia.com.br/documents/32426/0b842649-3ce6-b42e-f23f-86b1026458b7) and on the CVM website (www.cvm.gov.br). For more information on the Company's Stock Option Plan, the Restricted Shares Plan, and the Performance Shares Plan, see items 8.4 and following below. b. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board of officers, indicating: i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate; ii. criteria and methodology used to set individual compensation, indicating whether market practice studies are used, and if so, the comparison criteria and the scope of these studies; iii. how often and how the board of directors evaluates the adequacy of the issuer's compensation policy The global compensation of the Board of Directors and the Executive Board of Officers is annually set by the Annual General Meeting, and the Board of Directors, with the support of the People and Governance Committee, is responsible for defining the individual fixed compensation amount Management Proposal AEGM 04.15.2026 payable to the members of the Board of Directors and the Executive Board of Officers, subject to the global compensation limit and any share-based compensation plans approved at a General Meeting. The process of defining compensation is calculated based on market practices and in line with the Company's strategic guidelines and challenges. Furthermore, the Company's management compensation plan also considers as parameters the responsibilities, time dedicated to the role, competence, professional reputation, and the market value of the services of the officers. To this end, the Company regularly conducts market surveys for verification and monitoring of best practices, and uses as comparison criteria the compensation model of Brazilian market companies of similar size, values, complexity and challenges to the Company. Annually, in an ordinary manner, and extraordinarily if necessary, the adherence of what is practiced to the Compensation Model is verified. For this, the Company relies on the support, when necessary, of consultancies with recognized expertise and international renown to update market practices. c. composition of the compensation i. description of the various elements that constitute the compensation, including, in relation to each of them: • their objectives and alignment with the issuer's short, medium and long-term interests The officers may have different compensation components, conditions, and benefits, which will be established according to specifics related to dedicated time, technical knowledge, experience, tasks, participation in advisory committees, among other characteristics. As described in item 8.1(a) above, the Compensation Model consists of the following components: (i) fixed compensation; (ii) direct and indirect benefits; (iii) variable compensation through short-term incentives (STI); and (iv) long-term incentives (LTI). Executive Board of Officers • Salary or pro-labore: members of the Executive Board of Officers of AXIA Energia are entitled to a fixed monthly compensation based on the Company's strategic positioning relative to the market median and on the parameters set forth in article 152 of the Brazilian Corporate Law, as direct compensation for performing their role. • Short-Term Incentive Plan (STI): paid through cash bonuses, linked to specific activation triggers and to the assessment of the fulfillment of individual and/or collective targets related to the Company's results, with specific indicators derived from the Company's Strategic Plan, including ESG targets and/or deflators. Thus, it aims to align the interests of the Executive Board of Officers with the growth and sustainable increase of the Company's profitability and efficiency. Each position in the Executive Board of Officers shall be assigned a multiple of the respective fees, corresponding to the maximum amount that the executive may receive annually as STI, conditional upon the achievement of performance targets, subject to increase or reduction at a previously defined percentage in cases of exceeding or partial achievement of such targets, in observance of the principle of performance-linked Management Proposal AEGM 04.15.2026 compensation. Performance indicators shall provide for minimum, intermediate and maximum ranges of achievement, whereby results below the minimum percentage do not generate payment, and performance above the maximum limit does not give rise to additional compensation, with the Board of Directors being responsible for calibrating the payment ranges to encourage high performance. • Long-Term Incentive Plan (LTI): structured with the objective of promoting a shared sense of purpose and an ownership culture, encouraging a long-term vision of sustainable value creation, retaining high-performance professionals, and promoting the alignment of their interests with those of the Company and its shareholders. The LTI for Executives is based on share-based compensation plans and programs, aligned with market best practices and shareholders' interests, through the Stock Option Compensation Plan, the Restricted Share Compensation Plan, and the Performance Share Grant Plan, the latter being subject to approval at the Annual and Extraordinary General Meeting of April 15, 2026. For more information on the Stock Option Compensation Plan, the Restricted Share Compensation Plan, and the Performance Share Grant Plan, see items 8.4 and following of this Formulário de Referência. • Direct and Indirect Benefits: include life insurance and health care, also granted with the aim of contributing to the quality of life of the Executive Officers and to attracting and retaining talent. • Post-Employment Benefits: In 2025, contributions made by the Company for the accumulation of account balances under the defined contribution plans offered to Executive Officers totaled R$ 1,644 thousand. In line with the Compensation Model adopted by the Company, the compensation of the Executive Board of Officers will be allocated among the components described above as follows: (a) 20% to 30% for fixed compensation; (b) 25% to 30% for STI; and (c) 45% to 50% for LTI. Board of Directors • Fixed Monthly Compensation: fixed monthly compensation as direct compensation for the exercise of the function, which is not linked to the number of meetings held, the frequency of participation by the director in meetings, or participation in advisory committees. It should also be noted that currently there are no members of the Executive Board of Officers concurrently holding a position as a member of the Board of Directors. Notwithstanding, in the exceptional event of such accumulation, the executive shall not be entitled to any additional compensation for holding the position of Board Member. • Short-Term Incentive Plan: STI payments to the Company's Board Members are prohibited. • Long-Term Incentive Plan: The current composition of the Board of Directors, elected at the 2025 AGM to serve until 2027, is not subject to any LTI plan. With respect to the members who served on the Board of Directors during the full period from the EGM of August 5, 2022 to the 2025 AGM, such professionals became eligible for the Restricted Shares Plan, subject to the rules and conditions set forth in the applicable Plan, Program and respective grant agreements. The appropriation of resources related to the aforementioned Restricted Shares grant occurred in the global compensation proposals approved at the 2023 and 2024 AGMs, and the delivery of restricted shares is scheduled for 2028, as provided in the aforementioned Plan. Management Proposal AEGM 04.15.2026 The Stock Option Plan, whose term for granting options expired in December 2025, expressly excludes members of the Board of Directors from its list of potential beneficiaries. Finally, the Officers' Compensation Policy allows, in theory, the possibility of Board of Directors members being eligible for a long-term incentive plan, provided that such plan: (i) is approved at a general meeting; (ii) has defined a uniform LTI level for all members of the Board of Directors, with a differentiated level being permitted for the Chairman of the Board; (iii) is not linked to individual performance targets or short-term goals; (iv) vesting periods and applicable guidelines on share acquisition and retention are met; and (v) provides for the express circumstances of forfeiture of rights under the plan and rules for managing potential conflicts of interest. There is no management proposal for meeting approval of an LTI plan that contemplates this possibility, and the Performance Share Plan proposal includes, among its potential beneficiaries, only officers who are Executive Officers. Fiscal Council • Fixed Monthly Compensation: fixed monthly compensation as direct compensation for the exercise of the function of the Fiscal Council members, distributed based on the amount set by the Annual General Meeting, subject to the minimum monthly limit prescribed by law. Advisory Committees to the Board of Directors • Fixed Monthly Compensation: only external members of the Statutory Audit and Risk Committee shall be entitled to fixed monthly compensation, in order to directly compensate the activities performed. • their proportion of total compensation in the last three (3) fiscal years. The proportion of fixed compensation, variable compensation and recognized benefits, relative to total compensation, is represented by the percentages below. According to the table below, the proportions of each element in the total compensation for the fiscal year 2025 were, approximately: Table 8.1.1 - Proportion of total compensation in 2025 (amounts in %) Management Proposal AEGM 04.15.2026 Compensation Composition Board of Directors Fiscal Council Executive Board of Officers Non- Executive Board of Officers Advisory Committees to the Board Fixed Monthly Compensation Salary or pro-labore 100.00 100.00 26.78 N/A 0.00 Direct or Indirect Benefits 0.00 0.00 1.54 N/A 0.00 Membership in Committees 0.00 0.00 0.00 N/A 100.00 Others 0.00 0.00 0.00 N/A 0.00 Variable Compensation Bonus 0.00 0.00 44.21 N/A 0.00 Profit Sharing 0.00 0.00 0.00 N/A 0.00 Attendance at Meetings 0.00 0.00 0.00 N/A 0.00 Commissions 0.00 0.00 0.00 N/A 0.00 Others 0.00 0.00 0.00 N/A 0.00 Post-Employment Benefits 0.00 0.00 4.10 N/A 0.00 Termination of Office 0.00 0.00 0.00 N/A 0.00 Share-Based, including options 0.00 0.00 23.37 N/A 0.00 Total 100.00 100.00 100.00 N/A 100.00 According to the table below, the proportions of each element in the total compensation for the fiscal year 2024 were, approximately: Table 8.1.2 - Proportion of total compensation in 2024 (amounts in %) Compensation Composition Board of Directors Fiscal Council Executive Board of Officers Non- Executive Board of Officers Advisory Committees to the Board Fixed Monthly Compensation Salary or pro-labore 64.6 100.0 29.5 N/A 0.0 Direct or Indirect Benefits 0.0 0.0 2.0 N/A 0.0 Membership in Committees 0.9 0.0 0.0 N/A 100.0 Others 0.0 0.0 0.0 N/A 0.0 Variable Compensation Bonus 0.0 0.0 41.3 N/A 0.0 Profit Sharing 0.0 0.0 0.0 N/A 0.0 Attendance at Meetings 0.0 0.0 0.0 N/A 0.0 Commissions 0.0 0.0 0.0 N/A 0.0 Others 0.0 0.0 0.0 N/A 0.0 Post-Employment Benefits 0.0 0.0 3.3 N/A 0.0 Termination of Office 0.0 0.0 1.3 N/A 0.0 Share-Based, including options 34.6 0.0 22.8 N/A 0.0 Total 100.0 100.0 100.0 N/A 100.0 According to the table below, the proportions of each element in the total compensation for the fiscal year 2023 were, approximately: Management Proposal AEGM 04.15.2026 Table 8.1.3- Proportion of total compensation in 2023 (amounts in %) Compensation Composition Board of Directors Fiscal Council Executive Board of Officers Non- Executive Board of Officers Advisory Committees to the Board Fixed Monthly Compensation Salary or pro-labore 53.01 100.00 18.42 N/A 0.00 Direct or Indirect Benefits 0.00 0.00 3.16 N/A 0.00 Membership in Committees 14.42 0.00 0.00 N/A 100.00 Others 0.00 0.00 0.00 N/A 0.00 Variable Compensation Bonus 0.00 0.00 44.17 N/A 0.00 Profit Sharing 0.00 0.00 0.00 N/A 0.00 Attendance at Meetings 0.00 0.00 0.00 N/A 0.00 Commissions 0.00 0.00 0.00 N/A 0.00 Others 0.00 0.00 0.00 N/A 0.00 Post-Employment Benefits 0.00 0.00 2.56 N/A 0.00 Termination of Office 0.00 0.00 0.69 N/A 0.00 Share-Based, including options 32.57 0.00 31.00 N/A 0.00 Total 100.00 100.00 100.00 N/A 100.00 • calculation methodology and adjustment The fixed compensation levels for officers are positioned, as a general rule, at the P50 (50th percentile) of the market, and considering the adoption of variable compensation through short- and long-term incentives based on the Company's targets, triggers, and challenges, the total compensation package was defined between P75 and P90 (between the 75th and 90th percentiles). There is no single calculation and adjustment methodology, but rather a verification and monitoring, through market surveys and other variables set forth in the Brazilian Corporate Law, of the Company's levels against the market practices of companies of similar size and sector. • main performance indicators considered, including, if applicable, indicators related to ESG issues In the Company's Strategic Plan, three guidelines were created to guide its long-term vision: 1. Energy Portfolio and Client Allocation - Optimize the allocation of volumes and energy prices, considering risks, terms, and scenarios; 2. Capital Allocation - Maximize value with disciplined allocation between investing, (de)leveraging, and remunerating; 3. Organizational Excellence - To be a functional organization with alignment between strategy, processes, structures, people, and incentives, ensuring efficiency, being capable of achieving defined targets, and thriving in constantly changing environments. Management Proposal AEGM 04.15.2026 The three guidelines above have the primary objective of maximizing sustainable value creation for shareholders, employees, and customers, contributing assertively to the improvement of the country's business environment (regulation and sector policies). The Strategic Plan also addresses the following cross-cutting themes: • Climate Management; • Health and Safety; • Maximization of Results; • Minimization Risks; • Operational and Financial Efficiency; • Efficient Resource Allocation; • Cultural Change, focusing on Value Creation, leveraging Capital Allocation Opportunities and Risk Reduction. To measure the achievement of the strategy and ensure alignment between performance and compensation, a set of strategic indicators with specific targets was defined, as exemplified below: • Health and Safety: Evolution of Occupational Safety Maturity. Accident Frequency Rate; • Value Generation: NPV of new businesses; • Efficient Costs: Recurring PMSO Costs, Cash Flow Management; • Execution of Contracted Capex: Unleveraged IRR of Projects. In this regard, the STI Program 2026 will support the Company's short-term ambition as outlined in the Strategic Plan, so that each indicator will have a defined and quantified target, with weights varying according to the performance of each Executive Officer. Additionally, the Company recognizes the growing importance of ESG criteria in organizational management and performance evaluation and believes that the integration of these indicators into variable compensation practices is an important step toward aligning the interests of its officers with its sustainable short- and long-term objectives. In compliance with the Compensation Policy for Officers approved in 2023, the formal implementation of ESG indicators (environmental, social, and governance) linked to variable compensation has become a practice adopted in a structured manner by the Company. Part of these indicators compose, where applicable, the set of individual targets of members of the Executive Board of Officers, affecting their specific variable compensation, while the other part is included in the CEO's targets, thereby affecting a portion of the variable compensation of all executive officers. With respect to the 2026 short-term incentive program, the Board of Directors has set a relevant set of indicators for the Company's top targets and for individual targets of certain executive officers, which reflect ESG aspects essential to the sustainable growth and long-term viability of AXIA Energia and which are directly connected to its businesses and its strategy. In this regard, the 2026 STI Program will adopt, by way of example, the following strategic indicators that directly or indirectly reflect ESG aspects relevant to the sustainability of its businesses: • people safety, which considers accident frequency and severity in the workplace, for purposes of applying a general deflator to the 2026 STI Program; • evolution of the occupational health and safety environment, from a preventive, strategic perspective integrated with corporate sustainability; Management Proposal AEGM 04.15.2026 • key people retention, aimed at maintaining key talent by fostering ethical, sustainable, and socially responsible values in the company culture, aligning the employee's personal purpose with the organization's purpose and increasing engagement and loyalty; • evolution of the cybersecurity environment in information technology and operational technology, with an integrated approach from a corporate sustainability perspective; • net reduction of greenhouse gas emissions, aligned with the Net Zero 2030 commitment; • mitigation of exposure to critical and high risks, including non-financial risk factors that may cause serious damage to the reputation, operation, or financial viability of the Company; In 2026, ESG indicators represent an approximate weight of 12.54% of the average compensation of the STI program for Executive Officers. In addition, the ESG deflator (associated with people safety) of the STI Program 2026 represents a potential negative impact of approximately up to 5.27% of the average compensation of the aforementioned group. The Long-Term Incentive Plans support the Company's medium- and long-term ambition set forth in the Strategic Plan, where the selected indicator(s) set forth in the contract have a defined and quantified target aimed at ensuring alignment between the interests of beneficiaries and shareholders. The minimum mandatory indicator of the Stock Option Plan, whose term for new grants has already expired, and of the Performance Shares Plan, which is subject to approval by the general meeting on April 15, 2026, is the Total Shareholder Return ("TSR"). Accordingly, the variable compensation mechanisms reflect, while supporting, the Company's Strategic Plan, which is oriented towards capturing opportunities suitable to the context and the competitive advantages of AXIA Energia, guided by the reformulated vision: "To be the most comprehensive platform of renewable energy infrastructure and solutions for customers, maximizing value for shareholders sustainably, through organizational excellence and efficient capital allocation." ii. reasons justifying the composition of the compensation The main purpose of the compensation model applicable to the Company is to promote the alignment of the interests of officers with the interests of its shareholders, as well as to enable the attraction and retention of talent, to the extent that the potential gains and risks of AXIA Energia's performance will be shared, which will particularly contribute to the development of a high-performance professional culture and to decision-making that prioritizes long-term results, exceeding targets, value creation, and the sustainable growth of the Company. To this end, the composition of AXIA Energia officers' compensation is set using as parameters the responsibility, time dedicated to the role, competence, and reputation of the officers, the levels of challenges required, as well as comparison with companies of similar size and, in particular, companies that have undergone or are in a similar stage of transformation. iii. the existence of members not compensated by the issuer and the reason for this fact Not applicable. d. the existence of compensation supported by subsidiaries, controlled or direct or indirect controllers Management Proposal AEGM 04.15.2026 Not applicable. There is no compensation or benefit for the members of the Board of Directors, the Fiscal Council, the Executive Board of Officers, and the Advisory Committees supported by subsidiaries or controlled entities, and the Company has no direct or indirect controllers. As a general guideline, the concurrent service of AXIA Energia officers in officer positions at Subsidiaries is not remunerated. If there is compensation received in a subsidiary/controlled entity, by indication of AXIA Energia or in its interest, such amounts will be deducted from the manager's annual compensation received at the Company. e. the existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as the sale of the issuer's controlling interest Not applicable. 8.2. Total compensation by body Table 8.2.1 - Total compensation budgeted for the current fiscal year as of 12/31/2026 – Annual amounts in R$ Board of Directors Executive Board of Officers Fiscal Council Advisory Committees Total Total number of members 10.00 11.00 5.00 2.00 28.00 Number of paid members 10.00 11.00 5.00 2.00 28.00 Annual fixed compensation Salary or pro‑labore 14,092,496.85 18,891,912.00 858,723.27 1,126,008.00 34,969,140.12 Direct and indirect benefits 0.00 1,013,119.01 0.00 0.00 1,013,119.01 Committee participation 0.00 0.00 0.00 0.00 0.00 Others 0.00 0.00 0.00 0.00 0.00 Description of other fixed compensation 0.00 0.00 0.00 0.00 0.00 Variable compensation Bonus 0.00 32,368,250.00 0.00 0.00 32,368,250.00 Profit sharing 0.00 0.00 0.00 0.00 0.00 Attendance fees 0.00 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 0.00 Others 0.00 0.00 0.00 0.00 0.00 Description of other variable compensation 0.00 0.00 0.00 0.00 0.00 Post‑employment 0.00 1,605,812.52 0.00 0.00 1,605,812.52 Termination of office 0.00 0.00 0.00 0.00 0.00 Share‑based, including options1 0.00 23,351,793.95 0.00 0.00 23,351,793.95 Observation The number of members corresponds to the annual average number of members of the respective management body, calculated monthly, as provided for in CVM/SEP ANUAL Circular Letter ‑2026. Total compensation 14,092,496.85 77,230,887.48 858,723.27 1,126,008.00 93,308,115.60 Table 8.2.2 - Total compensation for the fiscal year ended 12/31/2025 – Annual amounts in R$ Management Proposal AEGM 04.15.2026 Board of Directors Executive Board of Officers Fiscal Council Advisory Committees Total Total number of members 9.67 11.00 4.75 2.17 27.58 Number of paid members 9.00 11.00 4.75 2.17 26.92 Annual fixed compensation Salary or pro‑labore 9,517,833.34 17,610,000.00 733,254.27 1,041,000.00 28,902,087.61 Direct and indirect benefits 0.00 1,014,505.75 0.00 0.00 1,014,505.75 Committee participation 0.00 0.00 0.00 0.00 0.00 Others 0.00 0.00 0.00 0.00 0.00 Description of other fixed compensation 0.00 0.00 0.00 0.00 0.00 Variable compensation Bonus 0.00 29,067,258.68 0.00 0.00 29,067,258.68 Profit sharing 0.00 0.00 0.00 0.00 0.00 Attendance fees 0.00 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 0.00 Others 0.00 0.00 0.00 0.00 0.00 Description of other variable compensation 0.00 0.00 0.00 0.00 0.00 Post‑employment 0.00 2,698,253.81 0.00 0.00 2,698,253.81 Termination of office 0.00 0.00 0.00 0.00 0.00 Share‑based, including options¹ 0.00 15,366,870.69 0.00 0.00 15,366,870.69 Observation The number of members corresponds to the annual average number of members of the respective management body, calculated monthly, as provided for in CVM/SEP ANUAL Circular Letter ‑2026. Total compensation 9,517,833.00 65,756,889.00 733,254.00 1,041,000.00 77,048,977.00 1 With respect to fiscal year 2025, the “share‑based compensation” field considers: (i) the 3rd transfer to the Executive Board of Officers under the Restricted Stock Plan; (ii) still under the Restricted Stock Plan, there was no further expense recognized for the Board of Directors, as the second half of the amount was recognized in 2024; and (iii) the estimate of 1/5 of the amount under the Options Plan applicable to the Executive Board of Officers (3rd year of the Program). Note: In the case of Restricted Shares granted to those who served as members of the Board of Directors from the EGM of August 2022 until the AGM of 2025, the grant took place in 2023, but the transfer of ownership of the shares will only occur in 2028; likewise, in the case of Stock Options of the Executive Board of Officers, the grant occurred in 2023, but the exercise of the options will take place at least 3 years later, with two other vesting milestones upon reaching the terms of 4 years and 5 years. Therefore, there was no receipt of Restricted Share values by the aforementioned Board of Directors, nor of Stock Options by the Board of Officers in fiscal year 2025, but rather the recognition of the expense for the period. Table 8.2.3 - Total compensation for the fiscal year ended 12/31/2024 – Annual amounts in R$ Board of Directors Executive Board of Officers Fiscal Council Advisory Committees Total Total number of members 9.00 11.75 4.33 2.50 27.58 Number of paid members 7.00 11.75 4.33 2.50 25.58 Annual fixed compensation Salary or pro‑labore 7,322,000.01 17,985,833.34 654,028.78 0.00 25,961,862.13 Direct and indirect benefits 0.00 1,222,175.71 0.00 0.00 1,222,175.71 Committee participation 99,996.00 0.00 0.00 1,050,000.00 1,149,996.00 Management Proposal AEGM 04.15.2026 Others 0.00 0.00 0.00 0.00 0.00 Description of other fixed compensation - - - - - Variable compensation Bonus 0.00 25,194,362.50 0.00 0.00 25,194,362.50 Profit sharing 0.00 0.00 0.00 0.00 0.00 Attendance fees 0.00 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 0.00 Others 0.00 0.00 0.00 0.00 0.00 Description of other variable compensation - - - - - Post‑employment 0.00 1,984,810.87 0.00 0.00 1,984,810.87 Termination of office 0.00 770,000.00 0.00 0.00 770,000.00 Share‑based, including options¹ 3,919,728.12 13,899,869.17 0.00 0.00 17,819,597.29 Observation The number of members corresponds to the annual average number of members of the respective management body, calculated monthly, as provided for in CVM/SEP ANUAL Circular Letter ‑2026. - Total compensation 11,341,724.00 61,057,052.00 654,029.00 1,050,000.00 74,102,804.00 ¹ With respect to what was recorded for fiscal year 2024, the ‘share‑based compensation’ field considers: (i) the 2nd transfer to the Executive Board of Officers under the Restricted Stock Plan; (ii) still under the Restricted Stock Plan, the recognition of the second half of the amount for the Board of Directors; and (iii) the estimate of 1/5 of the amount of the Options Plan applicable to the Executive Board of Officers (2nd year of the Program). Note: In the case of Restricted Shares granted to those who served as members of the Board of Directors from the EGM of August 2022 until the AGM of 2025, the grant took place in 2023, but the effective transfer of ownership of the shares will only occur in 2028; likewise, in the case of Stock Options of the Executive Board of Officers, the grant took place in 2023, but the exercise of the options will occur only after at least 3 years, with two other vesting milestones upon reaching the terms of 4 and 5 years. Therefore, there was no receipt of amounts related to Restricted Shares by the aforementioned members of the Board of Directors, nor of Stock Options by the Executive Board of Officers in fiscal year 2024, but rather the recognition of the expense in the period. Management Proposal AEGM 04.15.2026 Table 8.2.4 - Total compensation for the fiscal year ended 12/31/2023 – Annual amounts in R$ Board of Directors Executive Board of Officers Fiscal Council Advisory Committees Total Total number of members 9.00 9.83 5.00 4.00 23.83 Number of paid members 8.17 9.83 5.00 4.00 23.00 Annual fixed compensation Salary or pro‑labore 6,380,498.00 14,665,902.31 715,045.43 0.00 21,761,445.74 Direct and indirect benefits 0.00 2,514,359.88 0.00 0.00 2,514,359.88 Committee participation 1,735,486.14 0.00 0.00 1,680,000.00 1,735,486.14 Others 0.00 0.00 0.00 0.00 0.00 Description of other fixed compensation - - - - - Variable compensation Bonus 0.00 35,157,652.99 0.00 0.00 35,157,652.99 Profit sharing 0.00 0.00 0.00 0.00 0.00 Attendance fees 0.00 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 0.00 Others 0.00 0.00 0.00 0.00 0.00 Description of other variable compensation - - - - Post‑employment 0.00 2,036,240.02 0.00 0.00 2,036,240.02 Termination of office 0.00 550,000.00 0.00 0.00 550,000.00 Share‑based, including options 3,919,728.12 24,674,254.65 0.00 0.00 28,593,982.77 Observation The number of members corresponds to the annual average number of members of the respective management body, calculated monthly, as provided for in CVM/SEP ANUAL Circular Letter ‑2026. - - - Total compensation 12,035,712.26 79,598,409.85 715,045.43 1,680,000.00 92,349,167.54 ¹ With respect to what was recorded for fiscal year 2023, the ‘share‑based compensation’ field considers: (i) the 1st transfer to the Executive Board of Officers under the Restricted Stock Plan; (ii) still under the Restricted Stock Plan, the recognition of the first half of the amount for the Board of Directors; and (iii) the estimate of 1/5 of the amount of the Options Plan applicable to the Executive Board of Officers (1st year of the Program). In the case of Restricted Shares granted to those who served as members of the Board of Directors from the EGM of August 2022 until the AGM of 2025, the effective transfer of ownership of the shares will only occur in 2028; likewise, in the case of Stock Options of the Executive Board of Officers, the grant took place in 2023, but the exercise of the options will occur only after at least 3 years, with two other vesting milestones upon reaching the terms of 4 and 5 years. Therefore, there was no receipt of amounts related to Restricted Shares by the aforementioned members of the Board of Directors, nor of Stock Options by the Executive Board of Officers in fiscal year 2023, but rather the recognition of the expense in the period. Management Proposal AEGM 04.15.2026 8.3. Variable compensation Table 8.3.1 - Fiscal year as of 12/31/2026 (budgeted) – Amounts in R$ Board of Directors Executive Board of Officers Fiscal Council Total Total number of members 10.00 11.00 5.00 26.00 Number of paid members 0.00 11.00 0.00 11.00 Clarification Bonus Minimum amount provided for in the compensation plan - 14,122,750.00 - - Maximum amount provided for in the compensation plan - 32,368,250.00 - - Amount provided for in the compensation plan if the goals are met - 32,368,250.00 - - Amount actually recognized in the fiscal year - - - - Profit sharing Minimum amount provided for in the compensation plan - - - - Maximum amount provided for in the compensation plan - - - - Amount provided for in the compensation plan if the goals are met - - - - Amount actually recognized in the fiscal year - - - - Table 8.3.2 - Fiscal year ended 12/31/2025 – Amounts in R$ Management Proposal AEGM 04.15.2026 Board of Directors Executive Board of Officers Fiscal Council Total Total number of members 9.67 11.00 4.75 25.42 Number of paid members 0.00 11.00 0.00 11.00 Clarification Bonus Minimum amount provided for in the compensation plan 0.00 0.00 0.00 0.00 Maximum amount provided for in the compensation plan 0.00 30,575,974.00 0.00 30,575,974.00 Amount provided for in the compensation plan if the goals are met 0.00 30,575,974.00 0.00 30,575,974.00 Amount actually recognized in the fiscal year 0.00 29,067,259.00 0.00 29,067,259.00 Profit sharing Minimum amount provided for in the compensation plan - - - - Maximum amount provided for in the compensation plan - - - - Amount provided for in the compensation plan if the goals are met - - - - Amount actually recognized in the fiscal year - - - - Table 8.3.3 - Fiscal year ended 12/31/2024 – Amounts in R$ Board of Directors Executive Board of Officers Fiscal Council Total Total number of members 9.00 11.75 4.33 25.08 Number of paid members 0.00 11.75 0.00 11.75 Clarification Members of the Board of Directors and of the Fiscal Council are not entitled to the variable compensation that is reported in this item 8.3 of the Formulário de Referência. Members of the Board of Directors and of the Fiscal Council are not entitled to the variable compensation that is reported in this item 8.3 of the Formulário de Referência. Bonus Minimum amount provided for in the compensation plan 0.00 0.00 0.00 0.00 Maximum amount provided for in the compensation plan 0.00 29,395,950.00 0.00 29,395,950.00 Amount provided for in the compensation plan if the goals are met 0.00 29,395,950.00 0.00 29,395,950.00 Management Proposal AEGM 04.15.2026 Board of Directors Executive Board of Officers Fiscal Council Total Amount actually recognized in the fiscal year N/A 25,194,363.00 N/A 25,194,363.00 Profit sharing Minimum amount provided for in the compensation plan 0.00 0.00 0.00 0.00 Maximum amount provided for in the compensation plan 0.00 0.00 0.00 0.00 Amount provided for in the compensation plan if the goals are met 0.00 0.00 0.00 0.00 Amount actually recognized in the fiscal year N/A N/A N/A N/A Table 8.3.4 - Fiscal year ended 12/31/2023 – Amounts in R$ Board of Directors Executive Board of Officers Fiscal Council Total Total number of members 9.00 9.83 5.00 23.83 Number of paid members 0.00 9.83 0.00 9.83 Clarification Since 2019, payment of RVA had been made through the ‘Phantom Shares’ model. The plan provided that 60% of the RVA would be paid in cash, as a bonus, and the remaining 40% would be paid on a deferred basis between the 2nd and 5th anniversaries of the plan relating to fiscal year 2021, using the ‘Phantom Shares’ mechanism. In 2023, there was no payment. There is no variable compensation for members of AXIA Energia’s Fiscal Council. Bonus Minimum amount provided for in the compensation plan 0.00 0.00 0.00 0.00 Maximum amount provided for in the compensation plan 0.00 35,157,652.99 0.00 35,157,652.99 Amount provided for in the compensation plan if the goals are met 0.00 35,157,652.99 0.00 35,157,652.99 Management Proposal AEGM 04.15.2026 Amount actually recognized in the fiscal year 0.00 35,157,652.99 0.00 35,157,652.99 Profit sharing Minimum amount provided for in the compensation plan 0.00 0.00 0.00 0.00 Maximum amount provided for in the compensation plan 0.00 0.00 0.00 0.00 Amount provided for in the compensation plan if the goals are met 0.00 0.00 0.00 0.00 Amount actually recognized in the fiscal year 0.00 0.00 0.00 0.00 Management Proposal AEGM 04.15.2026 8.4. Share‑based compensation plan a. general terms and conditions Stock Option Plan The Stock Option Plan (“Stock Option Plan” or “Option Plan”) was approved at a General Shareholders’ Meeting held in December 2022 and implemented by the Board of Directors with the approval of the Stock Option Grant Program (“Option Program”) at a Board of Directors’ Meeting held in February 2023. The beneficiaries and the terms and conditions of the grants were defined by the Board of Directors. The grants were formalized by agreements, granting the beneficiary the right to exercise the Options to acquire common shares at a price and within a period determined by the Board of Directors. Under the rules of the Option Program, the following were eligible as beneficiaries of the Stock Option Plan: officers (except members of the Board of Directors), employees, consultants or service providers of the Company or its subsidiaries, provided they were selected by the Board of Directors, upon recommendation of the People and Governance Committee or another committee appointed for this purpose. The Stock Option Plan provides that the vesting period of the options granted would follow the criteria below: (i) 1/3 of the options must have a vesting period of no less than 3 years; (ii) 1/3 of the options must have a vesting period of no less than 4 years; and (iii) 1/3 of the options must have a vesting period of no less than 5 years. The costs of the Stock Option Plan related to officers, members of the Fiscal Council or members of advisory committees are included in their compensation and depend on approval by the General Shareholders’ Meeting within the overall annual management compensation approved for the Company’s officers, in accordance with applicable law. For beneficiaries who received grants of purchase options during fiscal year 2023, the Board of Directors was allowed to set a start date for counting the vesting period of their respective options prior to the date of the relevant Grant Agreement, provided that such date was after the date on which the beneficiary took office or was hired by the Company, and never earlier than June 1, 2023, pursuant to the authorization granted at the AEGM held in April 2024. The maximum period for exercising the Options is 120 days from the date on which they become exercisable, i.e. after the end of the vesting period. After exercise and receipt of the shares, the beneficiary will be prohibited from selling them for 180 days (lock‑up). The term for making new grants under the Option Plan ended in December 2025. Therefore, from fiscal year 2026 onward, no new grants may be made under this plan. Restricted Stock Plan The Restricted Stock Plan (“Restricted Stock Plan”) was implemented by the Board of Directors with the approval of the Restricted Stock‑Based Compensation Program (“Restricted Stock Program” and “Restricted Stock Plan”, respectively). The period for granting such shares ended on March 31, 2023. Management Proposal AEGM 04.15.2026 The selection of beneficiaries and the definition of grant terms were carried out by the Board of Directors or, by its delegation, by a Company committee. Grant agreements were executed with the selected beneficiaries, providing them with the right to receive a certain number of Restricted Shares, within a given period, which will only be transferred if the deadlines, terms and conditions defined by the Company’s Board of Directors are met and the rules set forth in the Restricted Stock Plan are observed. The Restricted Stock Plan was intended for members of the Board of Directors elected at the EGM held in August 2022 and who completed their terms of office at the AGM of 2025, in addition to officers, employees, consultants or service providers of the Company or its subsidiaries, provided they were selected by the Board of Directors or by a committee appointed for this purpose. Unlike the Stock Option Plan, the Restricted Stock Plan includes members of the Board of Directors among its beneficiaries. Except when the beneficiary is a member of the Board of Directors, the Restricted Shares are divided into 5 tranches. In the case of Board members, the transfer of ownership of the Restricted Shares to the beneficiary will occur in a single tranche, on April 30, 2028. The Plan authorizes the Board of Directors to adjust the number of Restricted Shares granted in order to reflect the economic effects of distributions of dividends, interest on equity or other distributions made from the grant date to the delivery date of the Restricted Shares. Performance Share Plan The Performance Share Grant Plan (“Performance Share Plan”) will be submitted to deliberation by shareholders at the Ordinary and Extraordinary General Shareholders’ Meeting of AXIA Energia to be held on April 15, 2026, and is intended to enable the inclusion of long‑term incentives, associated with the achievement of pre‑defined goals, in the compensation package of the beneficiaries. The Performance Share Plan aims to align the interests of the Company, its shareholders and the beneficiaries, so that the potential gains and risks of AXIA Energia’s performance are shared, contributing to the development of a high‑performance professional culture and to decision‑making that prioritizes long‑term results, goal outperformance and sustainable value creation. Under the terms of the Performance Share Plan, if approved, the grant of shares will be carried out in annual tranches, pursuant to the approval of specific programs by the Board of Directors, which will establish the specific guidelines for granting Company shares under the Performance Share Plan. The beneficiaries and the terms and conditions of the grants will be defined by the Board of Directors or, by its delegation, by the Company’s People and Governance Committee, and formalized by grant agreements, guaranteeing the beneficiary the right to receive Performance Shares upon fulfillment of the terms, conditions and deadlines established. Eligible beneficiaries of the Performance Share Plan include: (i) executive and non‑executive officers; (ii) employees; and (iii) consultants of the Company or its subsidiaries who are considered strategic to enable the development of the business, provided they are selected by the Board of Directors or, in case of delegation, by the People and Governance Committee. Persons appointed by the Company, based on a prerogative and/or shareholders’ agreement, to serve as an executive officers: (i) in companies in which the Company and/or its subsidiary holds a relevant interest (sole paragraph of article 247 of the Brazilian Corporate Law), without prejudice Management Proposal AEGM 04.15.2026 to approval by the governance of the investee company; and (ii) at the Electric Energy Research Center – Cepel, may also be included as beneficiaries under this Plan. Members of the Board of Directors and of the CPES are not eligible to participate in the Performance Share Plan. The Plan provides that the beneficiary’s right to receive the Performance Shares will only be acquired: (i) if at least the minimum Total Shareholder Return (“Minimum TSR”) target established in the respective Performance Share Program is achieved; (ii) after a minimum vesting period of 3 years, as from the date of execution of the respective grant agreement; and (iii) if the other goals that may be set forth in the respective Performance Share Program and/or grant agreement are achieved. The Performance Shares granted to beneficiaries under this plan will be subject to transfer restrictions (lock‑up) for at least 12 months from the date they are received, and the Board of Directors may establish longer periods, depending on the position held by the beneficiary. During the lock‑up period, the Performance Shares may only be transferred, whether free of charge or for value, to the Company itself and to the heirs and successors of the beneficiary, under the terms set forth in the grant agreement. In line with best corporate governance practices, the Performance Share Plan sets forth circumstances in which AXIA Energia will have the right to require the beneficiary to return all or part of the Performance Shares already delivered (clawback). Such circumstances include, among others: restatement of financial statements, fraudulent conduct aimed at artificially achieving targets, violations of law, of corporate documents or Company policies, as well as breaches of confidentiality, non‑compete, non‑solicitation and/or non‑disparagement obligations assumed by the beneficiary, among other situations provided for in the Performance Share Plan. b. date of approval and approving body The Stock Option Plan and the Restricted Stock Plan were approved at the Extraordinary General Shareholders’ Meeting held on December 22, 2022, and their amendments were approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 26, 2024. c. maximum number of shares covered Stock Option Plan The maximum number of shares to be subject to options granted to beneficiaries may not exceed 1.1% of the Company’s total capital stock as of November 21, 2022. For this calculation, all shares corresponding to options exercised or exercisable by the beneficiaries are considered, regardless of the settlement method of such options. Shares associated with options canceled, lapsed, expired or forfeited, for any reason, will not be counted in this limit and could again be made available for future grants, in accordance with the Stock Option Plan. Restricted Stock Plan Management Proposal AEGM 04.15.2026 The number of shares may not exceed 0.2% of the Company’s total capital stock on the date of its approval, and the deadline for entering into Restricted Stock Grant Agreements is March 31, 2023. Performance Share Plan The number of shares may not exceed approximately 1% of the Company’s total capital stock on the date of approval of the Performance Share Plan at a shareholders’ meeting. Performance Shares that are granted but not actually delivered to beneficiaries will not be counted for purposes of this limit and will again be available for future grants. The number of Performance Shares covered by the Performance Share Plan, if approved, may be adjusted by the Board of Directors to reflect reverse stock splits or stock splits, as well as in the event of capital increases by the Company through capitalization of profits or reserves (stock bonuses) with the issuance of new shares. d. maximum number of options to be granted Stock Option Plan The total number of options granted to beneficiaries under the Stock Option Plan may not exceed 1.1% of the Company’s total capital stock as of November 22, 2022, the date of its approval. Restricted Stock Plan Not applicable. The Restricted Stock Plan does not provide for the delivery of options. Performance Share Plan Not applicable. The Performance Share Plan does not provide for the delivery of options. e. conditions for acquisition of shares Stock Option Plan The grant of options under the Option Plan and the Option Program was made through the execution of stock option grant agreements between the Company and the beneficiaries, within the period provided for the granting of options under the Option Plan, which ended on December 22, 2025. The options granted will be divided into at least 3 tranches. Beneficiaries may exercise them and acquire the corresponding shares, provided they meet the conditions established in the Option Program and in the grant agreements. In addition to the vesting periods indicated in item 8.4(a) above, during which the beneficiary must remain in his or her position at the Company, vesting will also be subject to the implementation of conditions and targets defined by the Board of Directors. Currently, the targets to be achieved are linked to certain parameters of the TSR indicator. Restricted Stock Plan Management Proposal AEGM 04.15.2026 The grant of Restricted Shares was necessarily carried out through the execution of restricted stock grant agreements between the Company and the beneficiaries, and the deadline for making grants ended on March 31, 2023. The Restricted Shares were divided into: (i) a single tranche for members of the Board of Directors, to be delivered on April 30, 2028; and (ii) five tranches for the other beneficiaries selected by the Board of Directors, to be delivered: (i) for part of the beneficiaries, annually in March from 2023 to 2027; and (ii) for certain officers, annually in August from 2023 to 2027. The Restricted Shares in each tranche will be transferred to the beneficiary provided he or she remains in his or her position on the respective delivery dates. For members of the Board of Directors, receipt of the Restricted Shares required the full and uninterrupted performance of their term through the Annual General Meeting of 2025 (end of term), except in the event of death or permanent disability. All Restricted Shares will be delivered on April 30, 2028, three years after the end of the term of office of the directors elected at the Company’s Extraordinary General Meeting held on August 5, 2022. Performance Share Plan The grant of Performance Shares will take place through the execution of grant agreements between the Company and each beneficiary. The beneficiary’s right to receive the Performance Shares will only be acquired upon fulfillment of the following conditions: (i) achievement of at least the Minimum TSR target set out in the respective Performance Share Program; (ii) compliance with a minimum vesting (waiting) period of 3 years, counted from the date of execution of the relevant grant agreement; and (iii) achievement of the other targets that may be set by the Board of Directors in the respective Performance Share Programs and/or grant agreements. The number of Performance Shares to be actually delivered to the beneficiary will be variable, depending on whether the total shareholder return targets set by the Board of Directors are partially met, fully met or exceeded, in accordance with the following criteria: (i) at or above the Minimum TSR, but below the Base TSR: 25% of the Performance Shares granted; (ii) at or above the Base TSR, but below the Target TSR: 50% of the Performance Shares granted; (iii) at or above the Target TSR, but below the Superior TSR: 100% of the Performance Shares granted; (iv) at or above the Superior TSR, but below the Maximum TSR: 150% of the Performance Shares granted; (v) at or above the Maximum TSR: 200% of the Performance Shares granted; and (vi) below the Minimum TSR: none of the Performance Shares granted will be delivered. Management Proposal AEGM 04.15.2026 The Board of Directors will be responsible for establishing the achievement percentages corresponding to the Minimum TSR, Target TSR, Superior TSR and Maximum TSR, as well as for making changes to the method for calculating them. f. criteria for setting the acquisition or exercise price Stock Option Plan The Option Plan sets forth a minimum exercise price per share of R$ 42.00, corresponding to the price used in the Company’s capital increase carried out in the primary offering of shares completed on June 10, 2022, adjusted for inflation by the IPCA/IBGE index from June 10, 2022, until the date of exercise of the options. In addition, the exercise price set forth in the grant agreement may not be lower than the average market price of the Company’s shares (AXIA3) in the 90 trading sessions prior to the grant of the options to each beneficiary, calculated based on the closing prices and weighted by the trading volume. Thus, there will be no discount, ensuring alignment with the shareholders who supported the privatization of AXIA Energia. The exercise price may, at the discretion of the Board of Directors: • be increased by a spread, given that in the first grants approved in 2023, the exercise price was set based on the minimum price, adjusted by IPCA/IBGE and increased by a fixed annual interest rate of 5%; and • be adjusted for dividends, interest on equity or other distributions paid by the Company between the grant date and the option exercise date, as provided for in the respective agreements. Restricted Stock Plan Not applicable. Once the conditions of the grant agreements are fulfilled, the Restricted Shares will be transferred to the beneficiary at no cost and with no requirement to pay an exercise price. Performance Share Plan Not applicable. Once the conditions of the grant agreements and the Performance Share Program are fulfilled, the Performance Shares will be delivered to the beneficiary at no cost and with no requirement to pay an exercise price. g. criteria for setting the vesting or exercise period Stock Option Plan The options granted under the Option Plan will vest, i.e., become exercisable, in accordance with the terms and conditions provided for in the relevant Option Program, subject to the requirements set forth therein, in order to meet the objectives of retaining beneficiaries and generating sustainable long‑term value. Once the grant agreement has been executed and the vesting conditions set forth above have been met, including the respective vesting period, the beneficiary may exercise the options in the vested tranches. The maximum exercise period will be 120 days from the date on which such options become exercisable, and may be extended by the Board of Directors in the event of a blackout period for Management Proposal AEGM 04.15.2026 trading in the Company’s shares, in accordance with AXIA Energia’s Securities Trading Policy and applicable law. Restricted Stock Plan Delivery will occur in equal portions on the following dates, except in the case of members of the Board of Directors: for part of the beneficiaries, annually in March from 2023 to 2027; and, for certain officers, annually in August from 2023 to 2027. For beneficiaries who are members of the Board of Directors and who meet the conditions for receipt, transfer of all Restricted Shares will occur on April 30, 2028. Performance Share Plan The minimum vesting period for the beneficiary to acquire the right to receive the Performance Shares will be 3 years, counted from the date of execution of the respective grant agreement. During this period, in addition to the beneficiary remaining in his or her position, the Total Shareholder Return targets established in the Performance Share Program and in the grant agreement must be achieved. Once all conditions have been met, the Board of Directors will determine delivery of the Performance Shares to the beneficiary. h. form of settlement Stock Option Plan The options will be settled by delivering AXIA Energia common shares to the beneficiaries, either through the issuance of new shares or the transfer of treasury shares. Once the vested options are exercised by the beneficiary, the Company may choose to settle such options by delivering a number of shares calculated in accordance with the formula below, so that there will be no cash outlay by the beneficiary: N𝑠ℎ𝑎𝑟𝑒𝑠=(P𝑠𝑡𝑡𝑙𝑒𝑚𝑒𝑛𝑡−P𝑒𝑥𝑒𝑟𝑐𝑖𝑠𝑒)𝑥 N𝑜𝑝𝑡𝑖𝑜𝑛𝑠P𝑠𝑒𝑡𝑡𝑙𝑒𝑚𝑒𝑛𝑡 Where: Nshares = number of shares to be transferred to the beneficiary; Psettlement = average price per share of the Company, based on the average closing price of its common shares (AXIA3) traded on B3 in the 90 trading sessions prior to the date on which the Company receives an exercise notice, weighted by the trading volume of such shares; Pexercise = exercise price of the options; and Noptions = number of options in the relevant exercised tranche. If the Company does not choose the settlement method described above, the beneficiary must pay the exercise price within up to 90 days from receipt of the exercise notice, which period may be extended for an additional 90 days by decision of the Board of Directors. No option will be delivered to the beneficiary unless all legal and regulatory requirements have been fully complied with. Restricted Stock Plan Management Proposal AEGM 04.15.2026 The Restricted Shares will be delivered to the beneficiaries by issuing new common shares through a capital increase within the Company’s authorized capital limit and/or by using existing treasury shares. Performance Share Plan The Performance Shares will be delivered to the beneficiaries by: acquiring Company shares in the market and/or using existing treasury shares, in compliance with the rules set forth in applicable law. i. restrictions on transfer of shares Stock Option Plan After exercising the options and receiving the shares, the beneficiary will not be allowed to sell them for 180 days from receipt (lock‑up). Restricted Stock Plan The common shares transferred to the beneficiary are not subject to any specific trading restriction period other than those already established by law, applicable regulations and the Company’s Securities Trading Policy. Performance Share Plan The Performance Shares granted to beneficiaries under this plan will be subject to transfer restrictions (lock‑up) for at least 12 months from the date of receipt, and the Board of Directors may impose longer periods depending on the position held by the beneficiary. During the lock‑up period, Performance Shares may only be transferred, whether free of charge or for consideration, to the Company itself and to the beneficiary’s heirs and successors, as provided in the grant agreement. j. criteria and events that will result in suspension, amendment or termination of the plan Stock Option Plan The Stock Option Plan has a 3‑year term for grants and may be terminated or amended at any time by resolution of the General Shareholders’ Meeting, with its rules remaining in effect for the respective Option Grant Agreements during their term and execution. As for the Option Program, it will remain in force until all options granted under it have been exercised by the beneficiaries. Termination: In the event of bankruptcy, dissolution or liquidation of the Company, the Option Program and the related grant agreements will be automatically terminated, and all option grants and beneficiaries’ rights will lapse, regardless of whether the conditions for exercising the options have been fulfilled. Amendment: The General Shareholders’ Meeting may resolve that, in the event of: (i) any significant legal change relating to the regulation of corporations, publicly‑held companies, labor law or tax effects; Management Proposal AEGM 04.15.2026 (ii) capital increases or reductions or other transactions that entail changes in the number of shares, as well as a change in the class or type of the Company’s shares; and (iii) stock splits or reverse stock splits or dividends paid in shares, the number of options granted will be automatically adjusted, upward or downward. Restricted Stock Plan The Restricted Stock Plan will remain in force until April 30, 2028, and may be terminated and/or amended at any time by decision of the General Shareholders’ Meeting. The termination and amendment events are the same as those mentioned above for the Option Program. The Board of Directors may also adjust the number of Restricted Shares granted, upward or downward, to reflect stock splits or reverse stock splits, as well as stock bonuses to shareholders, capital increases through capitalization of reserves, or any other corporate transaction that entails the issuance of shares by the Company. Performance Share Plan The Performance Share Plan, if approved, will remain in force until all Performance Shares have been granted and delivered to beneficiaries or until the General Shareholders’ Meeting decides to terminate the Plan, whichever occurs first. Termination: In the event of bankruptcy, dissolution or liquidation of the Company, the Performance Share Plan, the Performance Share Programs and the related grant agreements will be automatically terminated, and the right to receive all Performance Shares that have been granted but not yet delivered, as well as the rights of the beneficiaries, will lapse. Without prejudice to the other terms and conditions set forth in the Performance Share Program and in the grant agreement, the right to receive Performance Shares under the plan will automatically terminate, without any right to indemnification, ceasing to have any effect and rendering any program or grant agreement void, in the following cases: (i) termination of the grant agreement; (ii) bankruptcy, dissolution or liquidation of the Company; and (iii) in the circumstances referred to in Clause 6.7 of the Performance Share Plan. Amendment: In the event of capital increases or reductions or other transactions that entail changes in the number of the Company’s outstanding shares, as well as a change in the class or type of the Company’s shares, for any reason, the Board of Directors will assess whether adjustments to the Performance Share Plan are required. The Board of Directors may also adjust the number of Performance Shares granted, upward or downward, to reflect stock splits or reverse stock splits, as well as stock bonuses to shareholders. k. effects of the officer’s departure from the Company’s governance bodies on his/her rights under the share‑based compensation plan Stock Option Plan If the beneficiary leaves the Company or its subsidiary, whether at his/her initiative or that of the Company (due to poor performance identified in his/her evaluation or for any other reason), he/she will lose, as of the date of termination, the right to exercise options included in tranches whose vesting periods have not yet been completed, as well as the right to receive Restricted Management Proposal AEGM 04.15.2026 Shares scheduled for delivery after the event. With respect to options included in vested tranches for which vesting conditions have been fulfilled by the date of termination, the beneficiary will retain the right to exercise such options, as provided for in the Option Program. Will lose all rights under the relevant grant agreement, including the right to exercise options in tranches that have already vested but have not yet been exercised, the beneficiary who is terminated: (i) for cause, under labor law, or (ii) due to violation of legal or regulatory rules, of the Company’s Bylaws, Code of Conduct and other internal rules, or of the Stock Option Grant Agreement. The Board of Directors may establish criteria for exercising options in cases in which the vesting period has not been completed but the beneficiary has achieved the relevant performance targets, or in the event of death, disability or retirement. In the event of the beneficiary’s death or permanent disability, the options in the tranche whose vesting period is immediately subsequent to the vacancy event may be exercised despite non‑completion of the vesting period, provided that the other conditions set forth in the agreements are fulfilled by the vesting date of the relevant tranche. In this case, the beneficiary (or his/her successors) will be entitled to exercise a number of options calculated on a proportional (pro rata) basis to the fraction of the vesting period elapsed for the relevant tranche, pursuant to the rules set out in the Option Program. Restricted Stock Plan If the beneficiary leaves AXIA Energia or its subsidiary, whether at his/her initiative or that of the Company, due to poor performance identified through a regular performance evaluation, inappropriate ethical‑professional conduct and/or violation of any internal rule of the Company, the beneficiary will lose, as of the termination date, the right to receive Restricted Shares whose delivery milestones occur after the event. In the event of death or permanent disability of a beneficiary who is a member of the Board of Directors, such beneficiary (or his/her successors) will be entitled to receive, on April 30, 2028, a number of Restricted Shares calculated on a proportional basis to the period of the term of office served, from the date of execution of the grant agreement to the occurrence of the event. If the beneficiary also held a position in the Executive Board of Officers and had already received tranches of Restricted Shares, those shares will be deducted from the total to be delivered. Even if the beneficiary who is a member of the Board of Directors has completed his/her term of office, he/she will lose all rights to Restricted Shares if, before April 30, 2028: (i) he/she is convicted of crimes against the public administration or for violation of anti‑corruption and anti‑money laundering laws; (ii) he/she causes damages to the Company due to irregular management, pursuant to a resolution of the General Shareholders’ Meeting; or (iii) he/she makes disparaging statements, discloses confidential information or distorts the image of the Company or its subsidiaries, including on social networks, as determined by the Board of Directors. Performance Share Plan In the event of termination by the Company without cause, as well as in the event of resignation by the beneficiary, retirement, death, permanent disability, removal from office, resignation or Management Proposal AEGM 04.15.2026 non‑reappointment to the position, the beneficiary will lose the right to receive all Performance Shares for which the conditions and targets have not yet been met, unless otherwise provided in the relevant Performance Share Program, and in all cases the targets must be assessed in order to ensure performance‑based payment. If a vacancy event occurs at the Company’s initiative for cause, or in the event of resignation by the beneficiary to work for a competitor, the beneficiary will not have the right to receive any of the Performance Shares to which he/she would otherwise be entitled under the Performance Share Plan, regardless of achievement of targets and deadlines, and, as a result, the Company will be unable to transfer ownership of the corresponding Performance Shares to him/her. Management Proposal AEGM 04.15.2026 8.5. Share‑based compensation (Stock options) Table 8.5.1 - Share‑based compensation for fiscal year 2026 Board of Directors Executive Board of Officers Total Total number of members 10.00 11.00 21.00 Total number of paid members 0.00 11.00 11.00 Potential dilution in the event of exercise of all outstanding options N/A 0.36% 0.36% Clarification Members of the Board of Directors are not beneficiaries of the Stock Option Plan. Under the Option Plan, 10,592,688 options were granted to Executive Board of Officers, totaling R$ 69,382,106.40, which would imply potential dilution of 0.36%. Members of the Fiscal Council are not beneficiaries of the Stock Option Plan. Weighted average exercise price (i) For options outstanding in the fiscal year N/A In the grants approved in 2023 and 2025, the exercise price was set based on the minimum price (R$ 42.00²), adjusted by the IPCA inflation index and increased by a fixed interest rate of 5% p.a. (spread). N/A (ii) For options forfeited and expired during the fiscal year N/A N/A N/A (iii) For options exercised during the fiscal year N/A N/A N/A ¹ Fair value of the options: (i) R$ 5.11 for year 3; (ii) R$ 6.42 for year 4; and (iii) R$ 8.13 for year 5. ² The minimum price of R$ 42.00 is automatically adjusted due to the capital increase resulting from the creation of Class C Preferred Shares, as provided for in the Stock Option Plan. Table 8.5.2 - Share‑based compensation for fiscal year 2025 Management Proposal AEGM 04.15.2026 Board of Directors Executive Board of Officers Total Total number of members 9.67 11.00 20.67 Total number of paid members 0.00 11.00 11.00 Potential dilution in the event of exercise of all outstanding options N/A Under the Option Plan, 10,592,688 options were granted to members of the Executive Officers, totaling R$ 69,382,106.40, which would imply potential dilution of 0.36%. 0.36% Clarification Members of the Board of Directors are not beneficiaries of the Stock Option Plan. The term for issuing new grants under the Option Plan ended in December 2025. N/A Weighted average exercise price (i) For options outstanding in the fiscal year N/A In the grants approved from 2023 to 2025, the exercise price was set based on the minimum price (R$ 42.00²), adjusted by the IPCA/IBGE inflation index and increased by a fixed interest rate of 5% p.a. (spread). N/A (ii) For options forfeited and expired during the fiscal year N/A N/A N/A (iii) For options exercised during the fiscal year N/A N/A N/A 1 Fair value of the options: (i) R$ 5.11 for year 3; (ii) R$ 6.42 for year 4; and (iii) R$ 8.13 for year 5. 2 The minimum price of R$ 42.00 is automatically adjusted due to the capital increase resulting from the creation of Class C Preferred Shares, as provided for in the Stock Option Plan. Table 8.5.3 - Share‑based compensation for fiscal year 2024 Board of Directors Executive Board of Officers Total Total number of members 9.00 11.75 20.75 Total number of paid members 0.00 11.75 11.75 Potential dilution in the event of exercise of all outstanding options N/A Under the Option Plan, 7,080,200 options were granted to members of the Executive Officers, totaling R$ 46,375,310, which would imply potential dilution of 0.31%. 0.31% Management Proposal AEGM 04.15.2026 Clarification Members of the Board of Directors are not beneficiaries of the Stock Option Plan. For the Option Plan, over at least 5 years and considering all potential beneficiaries, up to 25,313,506 options may be granted, with the total plan value estimated at R$ 165,832,959, which would imply potential dilution of 1.1%. N/A Weighted average exercise price (i) For options outstanding in the fiscal year N/A In the grants approved in 2023, the exercise price was set based on the minimum price (R$ 42.00²), adjusted by the IPCA/IBGE inflation index and increased by a fixed interest rate of 5% p.a. (spread). N/A (ii) For options forfeited and expired during the fiscal year N/A N/A N/A (iii) For options exercised during the fiscal year N/A N/A N/A 1 Fair value of the options: (i) R$ 5.11 for year 3; (ii) R$ 6.42 for year 4; and (iii) R$ 8.13 for year 5. 2 The minimum price of R$ 42.00 is automatically adjusted due to the capital increase resulting from the creation of Class C Preferred Shares, as provided for in the Stock Option Plan. Table 8.5.4 - Share‑based compensation for fiscal year 2023 Management Proposal AEGM 04.15.2026 Share‑based compensation for fiscal year 2023 Board of Directors Executive Board of Officers Total Total number of members 9.00 9.83 18.83 Total number of paid members 0.00 9.83 9.83 Potential dilution in the event of exercise of all outstanding options N/A Under the Option Plan, 7,080,200 options were granted to members of the Executive Officers, totaling R$ 46,375,310, which would imply potential dilution of 0.31%. 0.31% Clarification Members of the Board of Directors are not beneficiaries of the Stock Option Plan. For the Option Plan over at least 5 years and for all potential beneficiaries, up to 25,313,506 options may be granted, with the total value of the Plan estimated at R$ 165,832,959, which would imply potential dilution of 1.1%. N/A Weighted average exercise price (i) For options outstanding in the fiscal year N/A In the grants approved in 2023, the exercise price was set based on the minimum price (R$ 42.00¹), adjusted by the IPCA/IBGE inflation index and increased by a fixed annual interest rate of 5% (spread). N/A (ii) For options forfeited and expired during the fiscal year N/A N/A N/A (iii) For options exercised during the fiscal year N/A N/A N/A 1 The minimum price of R$ 42.00 is automatically adjusted due to the capital increase resulting from the creation of Class C Preferred Shares, as provided for in the Stock Option Plan. Management Proposal AEGM 04.15.2026 8.6. Grant of stock options For the current fiscal year of 2026, no new option grants are expected under the Option Plan and the respective Program, given that the period for granting new options ended on December 22, 2025. Table 8.6.1 - Grant of stock options (2025) Grant of stock options – fiscal year 2025 Board of Directors Executive Board of Officers Total number of members 9.67 11.00 Total number of paid members 0.00 11.00 Grant date N/A As from April 2023 Number of options granted N/A Under the Option Plan, 10,592,688 options were granted to members of the Executive Officers Period for options to become exercisable N/A As from the 3rd, 4th and 5th year Maximum period for exercising the options N/A 120 days from the end of the Vesting Period (that is, at the end of year 3, year 4 and year 5) of each Option Tranche Lock‑up period on the transfer of shares received upon exercise of the options N/A 180 days from the respective receipt of each Share Fair value of the options on the grant date N/A (i) R$ 5.11 for year 3; (ii) R$ 6.42 for year 4; and (iii) R$ 8.13 for year 5. Multiplication of the number of shares underlying the options granted by the fair value of the options on the grant date N/A The grant to the Executive Board of Officers was approved in an estimated amount of R$ 54,941,373.32, to be delivered in shares over 5 years. In fiscal year 2025, 1/5 of the total amount of the Program was recognized, corresponding to R$ 10,988,275, which refers to the 3rd year of the Program. Table 8.6.2 - Grant of stock options (2024) Grant of stock options – fiscal year 2024 Board of Directors Executive Board of Officers Total number of members 9.00 11.75 Total number of paid members 0.00 11.75 Grant date N/A As from April 2023 Number of options granted N/A Under the Option Plan, 7,080,200 options were granted to members of the Executive Board of Officers Period for options to become exercisable N/A As from the 3rd, 4th and 5th year Maximum period for exercising the options N/A 120 days from the end of the Vesting Period (that is, at the end of year 3, year 4 and year 5) of each Option Tranche Lock‑up period on the transfer of shares received upon exercise of the options N/A 180 days from the respective receipt of each Share Fair value of the options on the grant date N/A (i) R$ 5.11 for year 3; (ii) R$ 6.42 for year 4; and (iii) R$ 8.13 for year 5. Management Proposal AEGM 04.15.2026 Multiplication of the number of shares underlying the options granted by the fair value of the options on the grant date N/A The grant to the Executive Board of Officers was approved in an estimated amount of R$ 46,375,310, to be delivered in shares over 5 years. In fiscal year 2024, 1/5 of the total amount of the options granted, equivalent to R$ 9,275,062, referring to the 2nd year of the Program for the Executive Board of Officers, was recognized. Table 8.6.3 - Grant of stock options (2023) Grant of stock options – fiscal year 2023 Board of Directors Executive Board of Officers Total number of members 9.00 9.83 Total number of paid members 0.00 9.83 Grant date N/A As from April 2023 Number of options granted N/A Under the Option Plan, 7,080,200 options were granted to members of the Executive Board of Officers Period for options to become exercisable N/A As from the 3rd, 4th and 5th year Maximum period for exercising the options N/A 120 days from the end of the Vesting Period (that is, at the end of year 3, year 4 and year 5) of each Option Tranche Lock‑up period on the transfer of shares received upon exercise of the options N/A 180 days from the respective receipt of each Share Fair value of the options on the grant date N/A (i) R$ 5.11 for year 3; (ii) R$ 6.42 for year 4; and (iii) R$ 8.13 for year 5. Multiplication of the number of shares underlying the options granted by the fair value of the options on the grant date N/A The grant to the Executive Board of Officers was approved in an estimated amount of R$ 46,375,310, to be delivered in shares over 5 years. In fiscal year 2023, 1/5 of the total amount of the options granted, equivalent to R$ 9,275,062, referring to the 1st year of the Program for the Executive Board of Officers, was recognized. Management Proposal AEGM 04.15.2026 8.7. Options outstanding Table 8.7.1 - Options outstanding – Management Options outstanding – fiscal year 2025 Board of Directors Executive Board of Officers Total number of members 9.00 11.75 Number of paid members 0.00 11.75 Options not yet exercisable Quantity N/A 10,592,688 options were granted to members of the Executive Board of Officers, exercisable as from the 3rd year. Date on which they will become exercisable N/A As from the 3rd, 4th and 5th year Maximum period for exercising the options N/A 120 days from the end of the Vesting Period of each Option Tranche Lock‑up period on the transfer of the shares N/A 180 days from the respective receipt of each Share Weighted average exercise price N/A In the grants approved from 2023 to 2025, the exercise price was set based on the minimum price (R$ 42.00), adjusted by the IPCA/IBGE index and increased by a fixed annual interest rate of 5% (spread). Fair value of the options on the last day of the fiscal year N/A Fair value of the options of 4.28 for year 3; 6.44 for year 4; and 8.35 for year 5 Exercisable options Quantity N/A N/A Maximum period for exercising the options N/A N/A Lock‑up period on the transfer of the shares N/A N/A Weighted average exercise price N/A N/A Fair value of the options on the last day of the fiscal year N/A N/A Fair value of the total options on the last day of the fiscal year N/A N/A Management Proposal AEGM 04.15.2026 8.8. Exercised options and shares delivered The Board of Directors and the Executive Board of Officers of AXIA Energia did not exercise any options related to share‑based compensation in the fiscal years ended December 31, 2025, 2024, and 2023. Management Proposal AEGM 04.15.2026 8.9. Potential dilution from share grants Grants under the Restricted Stock‑Based Compensation Plan were made up to March 31, 2023, with no possibility of including new beneficiaries. Under the Performance Share Plan, if approved, there will be no shares to be delivered directly to beneficiaries in the current fiscal year (2026), considering that beneficiaries will only become entitled to receive the Performance Shares after a minimum vesting period of three (3) years from the date of execution of the respective grant agreement, and provided that the metrics set forth in that plan are achieved. Table 8.9.1 - Restricted Shares to be delivered to beneficiaries (2026) Shares to be delivered directly to beneficiaries – Forecast (2026) Board of Directors¹ Executive Board of Officers Total number of members 10.00 11.00 Number of paid members 4.00 5.00 Potential dilution in the event of delivery of all shares to beneficiaries Not applicable. The Restricted Shares will be delivered in 2028¹. Considering the current beneficiaries, 204,688 Restricted Shares will be transferred, referring to the 4th transfer, which would imply potential dilution of 0.007%. It should be noted that these transfers are provided for in the grants made in 2023, considering that the grant window, as set forth in the Restricted Stock Plan, ended in March 2023, and, therefore, there are no grants for the year 2025. 1 In the case of beneficiaries who are members of the Board of Directors, the transfer occurs only in 2028; therefore, there will be no receipt of Restricted Shares in 2026, but rather recognition of the related expense in the period. Table 8.9.2 - Shares delivered to beneficiaries (2025) Shares to be delivered directly to beneficiaries (2025) Board of Directors¹ Executive Board of Officers Total number of members 9.67 11.00 Number of paid members 4.25 5.00 Potential dilution in the event of delivery of all shares to beneficiaries Not applicable. The Restricted Shares will be delivered in 2028¹. 162,086 Restricted Shares were transferred (3rd transfer), which would imply potential dilution of 0.007%. ¹ In the case of beneficiaries who are members of the Board of Directors, the transfer occurs only in 2028; therefore, there will be no receipt of Restricted Shares in 2025. Table 8.9.3 - Shares delivered to beneficiaries (2024) Shares delivered directly to beneficiaries (2024) Board of Directors¹ Executive Board of Officers Total number of members 9.00 11.75 Number of paid members 7.00 5.00 Management Proposal AEGM 04.15.2026 Potential dilution in the event of delivery of all shares to beneficiaries Not applicable. The Restricted Shares will be delivered in 2028¹. 162,086 Restricted Shares were transferred, referring to the 2nd transfer, which would imply potential dilution of 0.007%. 1 In the case of beneficiaries who are members of the Board of Directors, the transfer occurs only in 2028; therefore, there will be no receipt of Restricted Shares in 2024, but rather recognition of the related expense in the period. Table 8.9.4 - Shares delivered to beneficiaries (2023) Shares delivered directly to beneficiaries (2023) Board of Directors¹ Executive Board of Officers Total number of members 9.00 9.83 Number of paid members 0.00 5.17 Potential dilution in the event of delivery of all shares to beneficiaries Not applicable. The Restricted Shares will be delivered in 2028¹. 423,990 Restricted Shares were transferred, referring to the 1st transfer, which would imply potential dilution of 0.018%. 1 For beneficiaries who are members of the Board of Directors, the transfer will occur only in 2028. In the fiscal year 2023, there was no delivery of Restricted Shares to these beneficiaries, only recognition of the related expense in the period. Management Proposal AEGM 04.15.2026 8.10. Grants of shares No Restricted Shares were granted to beneficiaries in the last two completed fiscal years (2024 and 2025), and no new grants are planned for the current fiscal year (2026), given that the Restricted Stock Plan establishes March 31, 2023 as the deadline for granting Restricted Shares. Table 8.10.1 - Grants of Performance Shares (2026) Grants of shares to be made in the current fiscal year of 2026 – Performance Shares Board of Directors Executive Board of Officers Total number of members 10.00 11.00 Number of paid members 0.00 11.00 Grant date N/A until 12.31.2026 Number of shares granted N/A approximately 517,351 Maximum period for delivery of the shares N/A N/A Lock‑up period for transfer of the shares N/A N/A Fair value of the shares on the grant date N/A 60‑trading‑session average Multiplication of the number of shares granted by the fair value of the shares on the grant date N/A N/A Table 8.10.2 - Grants of restricted shares (2023) Grants of shares made in the fiscal year ended in 2023 – Restricted Shares Board of Directors Executive Board of Officers Total number of members 9.00 9.83 Number of paid members 9.00 5.17 Grant date March 2023 March 2023 Number of shares granted Considering the beneficiaries in 2023, up to 242,856 shares in total (1st and only transfer will take place only on 04.30.2028) Considering the beneficiaries in 2023, up to 2,119,952 shares, in 5 transfers of 423,990 shares each Maximum period for delivery of the shares 04.30.2028 03.31.2027 Lock‑up period for transfer of the shares 04.30.2028 From the delivery date (except for legal and regulatory restrictions), the member may transfer his or her shares on 03.31.2023, 03.31.2024, 03.31.2025, 03.31.2026 and 03.31.2027 Fair value of the shares on the grant date R$ 32.28 (closing price on 03.14.2023) R$ 32.28 (closing price on 03.14.2023) Multiplication of the number of shares granted by the fair value of the shares on the grant date R$ 7,839,392 for the total shares granted up to 2028, of which R$ 3,919,728 was recognized in the period from Apr/23 to Mar/24, corresponding to the first half of the total shares, given that as of Mar/24 half of the term of the Board’s mandate (April 2025) would remain. R$ 68,432,050 for the total shares granted over 5 years, of which R$ 13,686,410 was recognized in the period from Apr/23 to Mar/24, referring to the 1st transfer. Management Proposal AEGM 04.15.2026 1 For beneficiaries who are members of the Board of Directors, delivery of the Restricted Shares will take place only in 2028, and there was only one grant, which occurred in 2023. Management Proposal AEGM 04.15.2026 8.11. Shares delivered Table 8.11.1 - Shares delivered – fiscal year ended December 31, 2025 Board of Directors Executive Board of Officers Total number of members 10.00 11.00 Number of paid members 0.00 5.00 Number of shares 1st and only transfer will take place only on 04.30.2028 162,086 restricted shares, referring to the 3rd transfer of restricted shares Weighted average acquisition price N/A R$ 0.00 Weighted average market price of the shares acquired N/A R$ 36.68 Multiplication of the total shares acquired by the difference N/A R$ 36.68 Table 8.11.2 - Shares delivered – fiscal year ended December 31, 2024 Board of Directors Executive Board of Officers Total number of members 9.00 11.75 Number of paid members 0.00 5.00 Number of shares 1st and only transfer will take place only on 04.30.2028 162,086 restricted shares, referring to the 2nd transfer of restricted shares Weighted average acquisition price N/A R$ 0.00 Weighted average market price of the shares acquired N/A R$ 39.96 Multiplication of the total shares acquired by the difference N/A R$ 39.96 Table 8.11.3 - Shares delivered – fiscal year ended December 31, 2023 Board of Directors Executive Board of Officers Total number of members 9.00 9.83 Number of paid members 0.00 5.17 Number of shares 1st and only transfer will take place only on 04.30.2028 423,990 restricted shares, referring to the 1st transfer of restricted shares Weighted average acquisition price N/A R$ 0.00 Weighted average market price of the shares acquired N/A R$ 33.64 Multiplication of the total shares acquired by the difference N/A R$ 33.64 Management Proposal AEGM 04.15.2026 8.12. Pricing of shares/options a. pricing model Within the scope of the Stock Option Plan, the exercise price of the options was set at a minimum of R$ 42.00, which corresponds to the pricing of the public offering of shares carried out in the capitalization process. Under the Restricted Stock Plan and the Performance Share Plan, if approved, the delivery of shares by the Company is made on a non‑onerous basis and, therefore, there is no exercise price. The pricing model used in the Stock Option Plan was the Black & Scholes model, considering the general characteristics of the LTIP. b. data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and risk‑free interest rate The Black & Scholes pricing model uses six main assumptions to estimate the value of the call options granted, namely: 1. share price on the grant base date: defined based on the closing price of AXIA Energia (AXIA3) on the base date of 02.28.2023. 2. exercise price: minimum amount of R$ 42.00, adjusted by the positive variation of the IPCA/IBGE index, plus a fixed interest rate (spread) of 5% between the date of the Company’s capital increase and the exercise date. 3. risk‑free rate: the DI x Fixed futures reference curve of B3, which considers the term structure of interest rates. 4. expected share volatility: annualized standard deviation of the daily returns of AXIA Energia shares (AXIA3) and of other publicly‑held companies operating in the Brazilian electric power sector. 5. expected dividend distribution: not considered for pricing purposes, since the proposal provides that the exercise price will be adjusted for distributions of dividends and interest on equity (IOC) that may affect AXIA Energia’s future share prices. 6. period from grant to exercise: minimum term established in the Stock Option Plan. c. method used and assumptions adopted to incorporate the expected effects of early exercise Given that AXIA Energia is a publicly‑held company, with daily quotations, and that the option exercise window is a period of only 4 months, for purposes of the Stock Option Plan the Company considers, as the exercise price, the trading price of the shares on the first business day immediately after the end of the share’s vesting period. d. method for determining expected volatility Expected volatility was estimated considering the annualized standard deviation of the daily returns of AXIA Energia shares and of other publicly‑held companies in the Brazilian electric power sector. The time windows used in the volatility readings match the periods, in years, between the grant date and the expected maturity/exercise date. Management Proposal AEGM 04.15.2026 e. whether any other feature of the option was incorporated into the measurement of its fair value The Stock Option‑Based Compensation Plan provides that the exercise price will be adjusted for any dividend distributions. Management Proposal AEGM 04.15.2026 8.13. Equity interests held by corporate body Table 8.13.1 - Interests in securities 12/31/2025 Issuer of the Security Security Quantity Board of Directors Company Class “B1” Preferred Shares 6,116,679 Board of Directors Company Common Shares 103,523,981 Board of Directors Company Class C Preferred Shares 27,030,419 Executive Board of Officers Company Class “B1” Preferred Shares – Executive Board of Officers Company Common Shares 352,533 Executive Board of Officers Company Class C Preferred Shares 92,657 Executive Board of Officers Company Debentures 990 Fiscal Council Company Common Shares 4,650 Fiscal Council Company Class C Preferred Shares 1,222 Total 137,123,131 Management Proposal AEGM 04.15.2026 8.14. Pension plans Table 8.14.1 - Pension plans granted to Management (2026) Management Proposal AEGM 04.15.2026 Current fiscal year (2026) Board of Directors Executive Board of Officers Total Number of members 10.00 11.00 21.00 Number of paid members1 - 1.00 1.00 Plan name Eletros CD Number of officers who meet the conditions to retire - Not available Not available Conditions for early retirement - Having: (i) 60 months of effective affiliation as a participant of Eletros; (ii) a minimum age of 50 (fifty) full years; and (iii) the employment relationship with the sponsor terminated. - Updated accumulated value of contributions up to the end of the last fiscal year, net of the portion related to contributions made directly by the officers (R$) - 511,081.68 511,081.68 Total accumulated value of contributions made during the last fiscal year, net of the portion related to contributions made directly by the officers (R$) - 197,379.63 197,379.63 Possibility of early redemption and conditions - Once termination of the employment relationship with the sponsor is proven, provided that this occurs before the participant is receiving a Monthly Income benefit offered by the Plan, the participant will be entitled to redemption, in the form of a lump sum payment or in installments, at the participant’s option, net of applicable income tax. The conditions are: 1) Redemption of at least 100% (one hundred percent) of contributions from portability resources and of the Participant’s Basic and Additional Accounts; and 2) Redemption of the portion of the balances of the Sponsor’s Basic Accounts, corresponding to 1% (one percent) per month of affiliation with the Plan, as a participant, on the date of termination of said affiliation, up to a maximum of 90% (ninety percent). - 1 Corresponds to the number of officers and directors, as applicable, linked to the pension plan, as provided for in CVM/SEP ANUAL Circular Letter ‑2026, and considering the number of participants enrolled in the plan, per month. Management Proposal AEGM 04.15.2026 Table 8.14.2 - Pension plans granted to Management (2026) Current fiscal year (2026) Board of Directors Executive Board of Officers Total Number of members 10.00 11.00 21.00 Number of paid members1 - 8.00 8.00 Plan name Icatu Number of officers who meet the conditions to retire - Not available Not available Conditions for early retirement - Being at least 50 (fifty) full years of age and having his/her employment relationship with the sponsor terminated. - Updated accumulated value of contributions up to the end of the last fiscal year, net of the portion related to contributions made directly by the officers (R$) - 2,705,677.50 2,705,677.50 Total accumulated value of contributions made during the last fiscal year, net of the portion related to contributions made directly by the officers (R$) - 1,141,125.00 1,141,125.00 Possibility of early redemption and conditions - Redemption while active in the plan: penalty rule – the participant loses an amount identical to the partial redemption amount – 60‑day waiting period for the first withdrawal or between withdrawals; Redemption while terminated. The redemption rule is 100% of the Participant’s Account balance plus the following percentages of the Sponsor’s Basic Account balance, according to length of service, as per the following scale: 0% up to 24 months; 20% from 24 to 36 months; 40% from 36 to 48 months; 60% from 48 to 60 months; and 100% above 60 months. - 1 Corresponds to the number of officers and directors, as applicable, linked to the pension plan, as provided for in CVM/SEP ANUAL Circular Letter ‑2026, and considering the number of participants enrolled in the plan, per month. Table 8.14.3 - Pension plans granted to Management (2026) Current fiscal year (2026) Management Proposal AEGM 04.15.2026 Board of Directors Executive Board of Officers Total Number of members 10.00 11.00 21.00 Number of paid members1 - 2.00 2.00 Plan name Eletros CD-I Number of officers who meet the conditions to retire - Not available Not available Conditions for early retirement - Having: (i) 60 months of effective affiliation as a participant of Eletros; (ii) 45 (forty‑five) full years of age; (iii) the employment relationship with the sponsor terminated. - Updated accumulated value of contributions up to the end of the last fiscal year, net of the portion related to contributions made directly by the officers (R$) - 773,469.65 773,469.65 Total accumulated value of contributions made during the last fiscal year, net of the portion related to contributions made directly by the officers (R$) - 305,668.09 305,668.09 Possibility of early redemption and conditions - Once termination of the employment relationship with the sponsor is proven, provided that this occurs before the participant is receiving a Monthly Income benefit offered by the Plan, the participant will be entitled to redemption, in the form of a lump‑sum payment or in installments, at the participant’s option, net of applicable income tax. The redemption conditions are 100% of the balance of the Participant’s Basic Account plus the following percentages of the balance of the Sponsor’s Basic Account, according to the participant’s length of affiliation with the Plan, with payment subject to termination of the affiliation with the Sponsor: 0% for less than 1 year of affiliation with the plan; 20% for 1 year; 40% for 2 years; 60% for 3 years; 80% for 4 years; and 100% as from 5 years. - 1 Corresponds to the number of officers and directors, as applicable, linked to the pension plan, as provided for in Circular Letter /ANUAL‑2026‑CVM/SEP, and considering the number of participants enrolled in the plan, per month. Management Proposal AEGM 04.15.2026 8.15. Minimum, average and maximum compensation Executive Board of Officers Board of Directors Fiscal Council 12/31/2025 12/31/2024 12/31/2023 12/31/2025 12/31/2024 12/31/2023 12/31/2025 12/31/2024 12/31/2023 Total number of members 11.00 11.75 9.83 9.67 9.00 9.00 4.75 4.33 5.00 Number of paid members1 11.00 11.75 9.83 9.00 7.00 8.17 4.75 4.33 5.00 Highest compensation amount (R$) 20,058,297.93 15,665,277.60 19,342,394.01 1,160,000.00 1,793,282.64 1,673,270.64 156,703.43 151,909.09 146,403.75 Lowest compensation amount (R$) 2,579,532.83 3,175,319.01 4,960,915.75 1,070,000.00 1,673,282.64 1,573,274.64 156,703.43 151,009.09 146,403.75 Average compensation amount (R$) 5,977,898.99 5,196,344.85 8,097,498.46 1,057,537.04 1,620,246.29 1,473,159.39 154,369.32 151,045.96 143,009.09 1 For compensation purposes, all compensation components applicable to officers and members of the Fiscal Council were considered. In the case of Restricted Shares for the Board of Directors, transfer of ownership of the shares will only occur in 2028. In the case of Stock Options of the Executive Board of Officers, they may only be exercised after at least 3 years from 2023, with two additional vesting milestones at 4 and 5 years. Therefore, there is no receipt of amounts related to Restricted Shares by the Board of Directors or of Stock Options by the Board of Officers for the 2026 fiscal year, but rather recognition of the expense in the period. Executive Board of Officers 12/31/2025 The lowest individual annual compensation amount was calculated excluding members of the respective body who held the position for less than 12 months, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. The number of members corresponds to the annual average number of members of said management body, calculated on a monthly basis, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. 12/31/2024 With the approval of the New Compensation Model of AXIA Energia, compensation for each member of the Executive Board of Officers began to observe market alignment. The lowest individual annual compensation amount was calculated excluding members of the respective body who held the position for less than 12 months, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. The number of members corresponds to the annual average number of members of said management body, calculated on a monthly basis, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. 12/31/2023 With the approval of the New Compensation Model of AXIA Energia, compensation for each member of the Executive Board of Officers began to observe market alignment. The lowest individual annual compensation amount was calculated excluding members of the respective body who held the position for less than 12 months, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. The number of members corresponds to the annual average number of members of said management body, calculated on a monthly basis, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. Management Proposal AEGM 04.15.2026 Board of Directors 12/31/2025 The lowest individual annual compensation amount was calculated excluding members of the respective body who held the position for less than 12 months, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. The number of members corresponds to the annual average number of members of said management body, calculated on a monthly basis, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. 12/31/2024 With the approval of the New Compensation Model of AXIA Energia, compensation for the Board of Directors began to observe market alignment. The compensation of the Chair of the Board of Directors is different from that of the other Directors, who receive identical levels of compensation, except for that specifically related to participation in Committees. The lowest individual annual compensation amount was calculated excluding members of the respective body who held the position for less than 12 months, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. The number of members corresponds to the annual average number of members of said management body, calculated on a monthly basis, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. 12/31/2023 With the approval of the New Compensation Model of AXIA Energia, compensation for the Board of Directors began to observe market alignment. The compensation of the Chair of the Board of Directors is different from that of the other directors, who receive identical levels of compensation, except for that specifically related to participation in Committees. The lowest individual annual compensation amount was calculated excluding members of the respective body who held the position for less than 12 months, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. The number of members corresponds to the annual average number of members of said management body, calculated on a monthly basis, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. Fiscal Council 12/31/2025 The fee amount distributed among the members of the Fiscal Council is identical for all members. The lowest individual annual compensation amount was calculated excluding members of the respective body who held the position for less than 12 months, pursuant to Circular Letter /ANUAL‑2026‑CVM/SEP. The number of members corresponds to the annual average number of members of said management body, calculated on a monthly basis, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. 12/31/2024 The fee amount distributed among the members of the Fiscal Council is identical for all members. The lowest individual annual compensation amount was calculated excluding members of the respective body who held the position for less than 12 months, pursuant to Circular Letter /ANUAL‑2026‑CVM/SEP. The number of members corresponds to the annual average number of members of said management body, calculated on a monthly basis, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. 12/31/2023 The fee amount distributed among the members of the Fiscal Council is identical for all members. The lowest individual annual compensation amount was calculated excluding members of the respective body who held the position for less than 12 months, pursuant to Circular Letter /ANUAL‑2026‑CVM/SEP. The number of members corresponds to the annual average number of members of said management body, calculated on a monthly basis, pursuant to CVM/SEP ANUAL Circular Letter ‑2026. Management Proposal AEGM 04.15.2026 8.16. Compensation/indemnification mechanisms With regard to compensation or indemnification mechanisms in the event of removal from office, we inform that, at the discretion of the Board of Directors, monthly payments in an amount equivalent to one fixed compensation may be made for a period of 12 (twelve) months from the termination of the employment agreement, it being certain that, in such case, the executive will, in return, be subject to a non‑compete obligation. AXIA Energia does not have contractual arrangements, insurance policies or other instruments that establish compensation or indemnification mechanisms for officers in the event of removal from office or retirement. 8.17. Percentage of related parties in compensation Considering the absence of a controlling shareholder since the Company’s privatization, this item has not been applicable since 2023. 8.18. Compensation – Other functions In the last 3 fiscal years there has been no payment of compensation, and there is no expectation that there will be in the current fiscal year (2026), to members of the Board of Directors, the Executive Board of Officers, the Fiscal Council, or the Company’s Audit and Risk Committee for any reason other than the position they hold at AXIA Energia. All compensation received has been and will continue to be solely and exclusively due to the position held at the Company. 8.19. Compensation recognized from controlling shareholder/subsidiaries In the last 3 (three) fiscal years, and there is no expectation for the current fiscal year (2026), there have been no portions of compensation borne by AXIA Energia’s subsidiaries that have been or may be attributed to members of the Board of Directors, the Executive Board of Officers, the Fiscal Council or the Audit and Risk Committee due to the exercise of their positions at AXIA Energia. Any compensation received in other companies/bodies has been and will continue to be due to the positions held in the respective subsidiaries. AXIA Energia has no controlling shareholder or companies under common control. With respect to the fiscal year 2026 and the fiscal years ended December 31, 2025, 2024 and 2023, the compensation received by Officers and recognized in the results of AXIA Energia’s subsidiaries is not related to the exercise of positions at AXIA Energia itself, but rather to the positions they hold in those subsidiaries. Table 8.19.1 - Compensation (2026) Fiscal year 2026 (amounts in R$) Board of Directors Executive Board of Officers Fiscal Council Total Compensation received as a result of the exercise of the position at the Company Direct and indirect controlling shareholders N/A N/A N/A N/A Subsidiaries of the Company N/A N/A N/A N/A Companies under common control N/A N/A N/A N/A Management Proposal AEGM 04.15.2026 Other compensation received, specifying on what basis it was awarded Direct and indirect controlling shareholders N/A N/A N/A N/A Subsidiaries of the Company N/A 729,479.96 N/A 729,479.96 Companies under common control N/A N/A N/A N/A Table 8.19.2 - Compensation (2025) Fiscal year 2025 (amounts in R$) Board of Directors Executive Board of Officers Fiscal Council Total Compensation received as a result of the exercise of the position at the Company Direct and indirect controlling shareholders N/A N/A N/A N/A Subsidiaries of the Company N/A N/A N/A N/A Companies under common control N/A N/A N/A N/A Other compensation received, specifying on what basis it was awarded Direct and indirect controlling shareholders N/A N/A N/A N/A Subsidiaries of the Company N/A 729,479.96 N/A 729,479.96 Companies under common control N/A N/A N/A N/A Table 8.19.3 - Compensation (2024) Fiscal year 2024 (amounts in R$) Board of Directors Executive Board of Officers Fiscal Council Total Compensation received as a result of the exercise of the position at the Company Direct and indirect controlling shareholders N/A N/A N/A N/A Subsidiaries of the Company N/A N/A N/A N/A Companies under common control N/A N/A N/A N/A Other compensation received, specifying on what basis it was awarded Direct and indirect controlling shareholders N/A N/A N/A N/A Subsidiaries of the Company N/A 573,837.03 N/A 573,837.03 Companies under common control N/A N/A N/A N/A Table 8.19.4 - Compensation (2023) Fiscal year 2023 (amounts in R$) Board of Directors Executive Board of Officers Fiscal Council Total Compensation received as a result of the exercise of the position at the Company Direct and indirect controlling shareholders N/A N/A N/A N/A Management Proposal AEGM 04.15.2026 Subsidiaries of the Company N/A N/A N/A N/A Companies under common control N/A N/A N/A N/A Other compensation received, specifying on what basis it was awarded Direct and indirect controlling shareholders N/A N/A N/A N/A Subsidiaries of the Company 0.00 246,069.36 0.00 246,069.36 Companies under common control N/A 421,816.80 N/A 421,816.80 8.20. Other relevant information There is no other relevant information to be reported in Section 8 of this Formulário de Referência. Management Proposal AEGM 04.15.2026 SCHEDULE 4 Historical information on Management compensation effectively paid compared to approved maximum aggregate compensation a) Amounts approved in the previous proposal and amounts actually performed: At the Company's AEGM held on April 29, 2025, the overall compensation of the managers, external members of the advisory committees to the Board of Directors and members of the Company's Fiscal Council, for the period from January 1, 2025 to December 31, 2025, was approved, in the amount of R$83,799,936.69, and, for the same period, the total amount R$77,048,976.54 was performed, which corresponds to a variation of -8.06%, as shown in the table below: R$ Approved at AEGM 2025 Effective Paid 2025 Difference (A) (B) (C) = (B)-(A) Executive Officers¹ 67,722,708.57 65,756,888.93 -1,965,819.64 Board of Directors¹ 14,203,140.87 9,517,833.34 -4,685,307.53 Fiscal Council 794,087.25 733,254.27 -60,832.98 Board Advisory Committees 1,080,000.00 1,041,000.00 -39,000.00 Total 83,799,936.69 77,048,976.54 -6,750,960.15 ¹The transfer of shares to the members of the Board of Directors will only take place in April 2028, while the maturity period for Call Options granted to the CEO and Vice Presidents is, at least, three, four and five years from the grants approved in 2023. Therefore, the amounts of such items are represented as appropriation of the expense in the period, and there is no receipt of the estimated amounts. b) Any differences between the amounts in the current proposal and the previous proposal and the information described in Section 8 of the Company's Formulário de Referência: We present the table below to the shareholders, to demonstrate that the proposed amounts for the 2026 AEGM is based, with occasional refinements, on the levels/systems of fixed compensation, STI and LTI already approved by the shareholders: Management Proposal AEGM 04.15.2026 Group Component Approved – 2025 OEGM Proposed – 2026 OEGM Comparison between the 2025 and 2026 OEGM Comments Executive Officers No. of Paid Members Up to 12 (1 President and 11 Vice Presidents) Up to 11 (1 President and 10 Vice Presidents) In 2025, one Vice President position was eliminated. - Average Fixed Monthly Compensation of the Statutory Management (CEO and VPs) R$132,347.88 R$143,120.55 Market Update of 4.26% (IPCA in the period) The salary survey conducted by Korn Ferry identified the need to update the salary table implemented in 2022. Therefore, it is proposed up to 4.26% (IPCA in the period) as a level of increase in fixed compensation, to be used for salary progressions that occur through performance evaluation based on goals (arising from the STI Program) and behaviors (derived from the Company's values). Short-Term Incentive (STI) – Bonus Program (highest maximum Up to 24 remunerations Up to 27 remunerations Change in payment curve The amounts referring to the Bonus Program for the 2026 fiscal year are included in the Management Proposal AEGM 04.15.2026 remuneration among managers) overall amount proposed for the 2026 AEGM. Long-Term Incentive (LTI) – Stock Option Plan Grant of 7,080,200 options (total amount for the 5 years), with an estimated total value of R$46,375,310. Therefore, for the 2025 fiscal year, 1/5 of the amount, or R$9,275,062.00, which refers to the 3rd year of the Program, was appropriated, considering the beneficiaries who remain with the Company, and any new ones who join. Grant of 10,592,688 options (total amount for the 5 years), with an estimated total value of R$54,941,373.32. Therefore, for the 2026 fiscal year, 1/5 of the amount, or R$10,988,274.66, which refers to the 4th year of the Program, will be appropriated, considering the beneficiaries who remain with the Company, and any new ones who join. Same System, and in 2025, an increase in the quantity occurred due to a new grant and the movement of PNC shares. With the grants already made, 1/5 of the total value of the Program, or R$10,988,274.66, which refers to the 4th year of the Program, will be appropriated for the 2026 AEGM. Long-Term Incentive (LTI) – Restricted Shares Plan Grant in Mar/23 of 810,428 restricted shares. Considering such grant, and the beneficiaries who Considering the current beneficiaries, 204,688 Restricted Shares will be transferred in the 4th transfer, in the Same System, and in 2025, an increase in the quantity occurred due to the At the end of March 2023, the possibility of including new beneficiaries and making new grants under the Restricted Shares Plan was Management Proposal AEGM 04.15.2026 remain with the Company, the 3rd transfer occurred in 2025, of 162,086 Restricted Shares, in the estimated amount of R$5,232,123 (maintaining a price of R$32.28 on 03.14.23). estimated amount of R$5,232,123. movement of PNC shares. closed. The amounts referring to the value of the Restricted Shares related to the 4th transfer are included in the overall amount proposed for the 2026 AEGM. Long-Term Incentive (LTI) – Performance Shares Plan - - - - Board of Directors No. of Paid Members Up to 10 Up to 10 Same Quantity - Fixed Monthly Compensation of the Board of Directors (average, considering Chairman and other Directors) R$118,359.51 R$117,437.47 Same System - Fiscal Council No. of Paid Members Up to 5 Up to 5 Same Quantity - Fixed Monthly Compensation of the Fiscal Council R$13,234.79 R$14,312.05 Same System The Fiscal Council compensation is calculated based on the legal premises Management Proposal AEGM 04.15.2026 (10% of the average monthly fixed compensation of the members of the Executive Board of Officers). External Members of the Advisory Committees to the Board of Directors Fixed Monthly Compensation of External Member of the Advisory Committees to the Board of Directors R$50,000.00 for the Coordinator and R$40,000.00 for the member R$52,130.00 for the Coordinator and R$41,704.00 for the member Market Update of 4.26% (IPCA in the period) - Below, for comparison purposes and to continue with transparency to shareholders, we present a table that compares the overall amount approved at the 2025 AEGM with that proposed at the 2026 AEGM, and presents the differences and comments of each of the components: Groups Approved at the 2025 AEGM Proposed at the 2026 AEGM Difference (C) = (B)-(A) Comments (A) (B) Fixed Fees 19,058,094 18,891,912 -166,182 Market update (4.26%, IPCA in the period) and reduction of 1 position. Benefits 1,317,727 1,013,119 -304,608 Adjustment in the Health Plan template. Post-Employment 2,263,450 1,605,813 -657,638 - Termination of Office 0 0 0 Management Proposal AEGM 04.15.2026 STI (Bonus) 30,575,974 32,368,250 1,792,276 Variation arising from the possibility of updating the fixed compensation and the payment curve. LTI (Stock Options) 9,275,340 10,988,275 1,712,935 - LTI (Restricted Shares) 5,232,123 5,232,123 0 - LTI (Performance Shares) 0 7,131,396 7,131,396 Total Executive Officers 67,722,709 77,230,887 9,508,179 - Board of Directors 14,203,141 14,092,497 -110,644 Fiscal Council 794,087 858,723 64,636 Board Advisory Committees 1,080,000 1,126,008 46,008 Total Boards and Committees 16,077,228 16,077,228 0 - Total 83,799,937 93,308,116 9,508,179 - Schedule 3 of the Company's Management Proposal for the AEGM to be held contains information regarding the compensation of the Management, members of the Fiscal Council and members of the Advisory Committees to the Board of Directors, pursuant to Section 8 of the Formulário de Referência. Management Proposal AEGM 2026 1 SCHEDULE 5 Report detailing the origin and justification of the proposed amendments, as well as an analysis of their legal and economic effects (Pursuant to Article 12, II, of RCVM 81) CURRENT BYLAWS PROPOSED AMENDMENTS TO THE BYLAWS BACKGROUND, RATIONALE AND ANALYSIS OF THE EFFECTS OF THE AMENDMENTS BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. —ELETROBRAS BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. —ELETROBRASAXIA ENERGIA S.A. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions. Article 1 - AXIA Energia S.A.Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "EletrobrasAXIA Energia") is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 2 Article 1 - Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).. Article 1 - Sole paragraph - With the entry of Eletrobras AXIA Energia into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras AXIA Energia, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”). Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices. Article 2 - Eletrobras AXIA Energia has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 2 - Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines. Article 2 - Sole paragraph - Eletrobras AXIA Energia will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 3 - Eletrobras has as its corporate Article 3 - Eletrobras AXIA Energia has as its Change of the Corporate Name (item (i) Management Proposal AEGM 2026 3 purpose: corporate purpose: of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 3 – Item II – promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks Article 3 – Item II – promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to include a dash. Article 3 - Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies. Article 3 - Paragraph 1 - EletrobrasAXIA Energia may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 3 – Paragraph 3 - Eletrobras shall take all Article 3 - Paragraph 3 - EletrobrasAXIA Energia Change of the Corporate Name (item (i) Management Proposal AEGM 2026 4 reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation. shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the EletrobrasAXIA Energia Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation. of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 3 - Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development. Article 3 - Paragraph 4 - EletrobrasAXIA Energia shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 4 - Paragraph 1 - The shares of Eletrobras shall be: Article 4 - Paragraph 1 - The shares of EletrobrasAXIA Energia shall be: Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand Management Proposal AEGM 2026 5 positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred and thirty billion Brazilian reais (BRL 130,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares. Article 5 - EletrobrasAXIA Energia is authorized to increase its capital up to the limit of one hundred and thirty billion Brazilian reais (BRL 130,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 5 - Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law. Article 5 - Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations LawLSA”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Management Proposal AEGM 2026 6 Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital. Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of EletrobrasAXIA Energia is divided, regardless of its participation in the capital. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 6 - Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article. Article 6 - Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by EletrobrasAXIA Energia confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations LawLSA, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. In addition, formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand Management Proposal AEGM 2026 7 voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph. voting capital of EletrobrasAXIA Energia is divided, including in the case described in article 6, sole paragraph. positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 7 - Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws. Article 7 - Paragraph 2 - The chairman of the EletrobrasAXIA Energia meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 8 - Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras. Article 8 - Paragraph 4 - The shareholders must keep EletrobrasAXIA Energia informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of EletrobrasAXIA Energia. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 8 - Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or Article 8 - Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its Management Proposal AEGM 2026 8 more of the voting capital of Eletrobras. more of the voting capital of EletrobrasAXIA Energia. corporate identity before the market and other stakeholders. Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least one hundred percent (100%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC. Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed thirty percent (30%) of the voting capital of EletrobrasAXIA Energia and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least one hundred percent (100%) higher than the highest price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least two hundred percent (200%) higher than the highest price of the Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed fifty percent (50%) of the voting capital of EletrobrasAXIA Energia and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least two hundred percent (200%) higher than the highest Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 9 common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC. price of the common shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC. Article 11 - Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder. Article 11 - Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to include a dash. Article 11 - Paragraph 4 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and Article 11 - Paragraph 4 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations LawLSA, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, Management Proposal AEGM 2026 10 entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.. entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. 1976, as “LSA”. Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law. Article 12 - The capital increases of EletrobrasAXIA Energia will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 12 - Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5. Article 12 - Sole paragraph - In capital increases, preference will be assured to all EletrobrasAXIA Energia shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 14 - Eletrobras may issue non-convertible securities and debentures. Article 14 - EletrobrasAXIA Energia may issue non-convertible securities and debentures. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and Management Proposal AEGM 2026 11 other stakeholders. Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions. Article 15 - EletrobrasAXIA Energia, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence. Article 18 - In addition to the matters provided for in the Brazilian Corporations LawLSA, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law. Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations LawLSA. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to Management Proposal AEGM 2026 12 defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 19 - Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras. Article 19 - Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of EletrobrasAXIA Energia. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at Eletrobras' extraordinary general meeting held on 29 April 2025 ("Conciliation Meeting"), shall have the right to elect, by means Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at EletrobrasAXIA Energia' extraordinary general meeting held on 29 April 2025 ("Conciliation Meeting"), shall have the right Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 13 of a separate vote: to elect, by means of a separate vote: Article 20 – Item I – three (3) members to the Board of Directors of Eletrobras; and Article 20 – Item I – three (3) members to the Board of Directors of EletrobrasAXIA Energia; and Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 20 – Item II – one (1) member of the Fiscal Council of Eletrobras, and his/her respective alternate. Article 20 – Item II – one (1) member of the Fiscal Council of EletrobrasAXIA Energia, and his/her respective alternate. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 20 - Paragraph 1 - Item I - two (2) members to the Board of Directors of Eletrobras; and Article 20 - Paragraph 1, Item I - two (2) members to the Board of Directors of EletrobrasAXIA Energia; and Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 14 Article 20 - Paragraph 1 - Item II - 1 (one) member of the Fiscal Council of Eletrobras, and his/her respective alternate. Article 20 - Paragraph 1 - Item II - 1 (one) member of the Fiscal Council of EletrobrasAXIA Energia, and his/her respective alternate. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 20 - Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of Eletrobras. Article 20 - Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of EletrobrasAXIA Energia. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 20 - Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the Article 20 - Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Management Proposal AEGM 2026 15 applicable Eletrobras’ internal policies, including their eligibility. applicable EletrobrasAXIA Energia internal policies, including their eligibility. Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by EletrobrasAXIA Energia, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 22 - Item I - To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates Article 22 - Item I - To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Lei das Sociedades por AçõesLSA and other applicable provisions, and, if such election is requested by another candidate(s), to nominate Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references Management Proposal AEGM 2026 16 and/or vote in said election; candidates and/or vote in said election; applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 22 – Item II - Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including Classificação: Pública 10 for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions; Article 22 – Item II - Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Lei das Sociedades por AçõesLSA and other applicable provisions; Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 22 – Item III – Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions; Article 22 – Item III – Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Lei das Sociedades por AçõesLSA and other applicable provisions; Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, Management Proposal AEGM 2026 17 1976, as “LSA”. Article 22 – Item IV – Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and Article 22 – Item IV – Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Lei das Sociedades por AçõesLSA and other applicable provisions; and Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 22 – Item V – Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions. Article 22 – Item V – Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Lei das Sociedades por AçõesLSA and other applicable provisions. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Management Proposal AEGM 2026 18 Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies. Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by EletrobrasAXIA Energia, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and EletrobrasAXIA Energia’ internal policies. Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 26 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers. Article 26 – The Management of EletrobrasAXIA Energia, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 27 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and Article 27 - The exercise of the positions of members of the EletrobrasAXIA Energia, Management, resident or not in the country, is Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to Management Proposal AEGM 2026 19 the management Guarantee may be required for any position of administrator. private to individuals, and the management Guarantee may be required for any position of administrator. "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 27 - Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the Classificação: Pública 11 qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office. Article 27 – Sole Paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of EletrobrasAXIA Energia require certain requirements for the investiture in the position of management of EletrobrasAXIA Energia, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 28 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors. Article 28 - The investiture in the management position of EletrobrasAXIA Energia shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 20 Article 28 - Paragraph 2 – Item V – of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras. Article 28 - Paragraph 2 – Item V – of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by EletrobrasAXIA Energia, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by EletrobrasAXIA Energia, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by EletrobrasAXIA Energia. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 28 - Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest. Article 28 - Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of EletrobrasAXIA Energia or its subsidiaries, shall be presumed to have a conflicting interest.. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 28 - Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors Article 28 - Paragraph 5 - The shareholder who nominates a candidate to be a member of the EletrobrasAXIA Energia Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 21 and executive positions in corporations. directors and executive positions in corporations. Article 28 - Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company. Article 28 - Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the EletrobrasAXIA Energia Code of Conduct and other internal regulations issued by the Company. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 28 - Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras. Article 28 - Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to EletrobrasAXIA Energia. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 28 – Paragraph 12 – A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered Article 28 – Paragraph 12 – A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical Management Proposal AEGM 2026 22 abusive for the purposes of article 115 of Brazilian Corporations Law. abusive for the purposes of article 115 of Brazilian Corporations LawLSA. errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited. Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Lei das Sociedades por AçõesLSA, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 31 - Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers. Article 31 - Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of EletrobrasAXIA Energia’ management, to call the meetings of the Board of Directors and the Executive Board of Officers. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 23 Article 32 – Item I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;; Article 32 – Item I - constitution of new companies though the association of EletrobrasAXIA Energia and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 32 – Item II - related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in Eletrobras’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting; Article 32 – Item II - related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in EletrobrasAXIA Energia’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 33 – Paragraph 4 - Item IV - indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or Article 33 – Paragraph 4 - Item IV - indemnities arising from social action provided for in article 159 Lei das Sociedades por AçõesLSA or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, Management Proposal AEGM 2026 24 1976, as “LSA”. Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non voting preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by EletrobrasAXIA Energia; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 34 – Paragraph 4 - Item I - hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or Article 34 – Paragraph 4 - Item I - hold more than 10% (ten percent) of the total number of shares into which the voting capital of EletrobrasAXIA Energia is divided; or Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 25 Article 34 – Paragraph 4 - Item II - have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided. Article 34 – Paragraph 4 - Item II - have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of EletrobrasAXIA Energia is divided. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 34 – Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Article 34 – Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by EletrobrasAXIA Energia, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 36 – Item III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market; Article 36 – Item III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of EletrobrasAXIA Energia, and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 36 – Item IV - approve the investment Article 36 – Item IV - approve the investment Change of the Corporate Name (item (i) Management Proposal AEGM 2026 26 projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies; projects of EletrobrasAXIA Energia and its subsidiaries, to the extent defined by the internal regulations in force defined by EletrobrasAXIA Energia that regulate the levels of approval in EletrobrasAXIA Energia companies; of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 36 – Item X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares; Article 36 – Item X - authorize the acquisition of shares issued by EletrobrasAXIA Energia, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 36 – Item XIV - approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of Article 36 – Item XIV - approve its Internal Regulations and those of its advisory committees, the EletrobrasAXIA Energia Code of Conduct, the main policies of the EletrobrasAXIA Energia companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 27 administrators and personnel; remuneration and appointment of administrators and personnel; Article 36 – Item XXIV - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; Article 36 – Item XXIV - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which EletrobrasAXIA Energia and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 36 – Item XXVI - at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts; Article 36 – Item XXVI - at any time, the books and papers of EletrobrasAXIA Energia, as well as request information on contracts entered into or in the process of being entered into and any other contracts; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 36 – Item XXVII - express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; Article 36 – Item XXVII - express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its Management Proposal AEGM 2026 28 corporate identity before the market and other stakeholders. Article 36 – Item XXVIII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; Article 36 – Item XXVIII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 36 – Item XXIX - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; Article 36 – Item XXIX - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 36 – Item XXXII - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, Article 36 – Item XXXII - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the EletrobrasAXIA Energia Companies’ Integrity Program and the EletrobrasAXIA Energia Code of Conduct, in accordance with the levels established in the Change of the Corporate Name and restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references Management Proposal AEGM 2026 29 and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law; EletrobrasAXIA Energia Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations LawLSA; applicable to the Bylaws provisions (items (i) and (iii) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Additionally, formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 36 – Item XXXIV - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and Article 36 – Item XXXIV - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of EletrobrasAXIA Energia in the cost of these benefits; and Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 36 – Item XXXV - approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies; Article 36 – Item XXXV - approve, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its Management Proposal AEGM 2026 30 corporate identity before the market and other stakeholders. Article 36 - Item XXXIX - approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries; Article 36 - Item XXXIX - approve the maximum number of personnel of EletrobrasAXIA Energia companies and general guidelines for hiring personnel at EletrobrasAXIA Energia and its subsidiaries; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 36 - Item XLIV - resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and Article 36 - Item XLIV - resolve on the shareholders’ agreements to be signed by EletrobrasAXIA Energia and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations LawLSA; and Change of the Corporate Name and Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (items (i) and (iii) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 31 In addition, formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 36 - Item XLV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector. Article 36 - Item XLV - deliberate on the organization of technical-scientific research entities of business interest to EletrobrasAXIA Energia in the energy sector. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 37 - Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras. Article 37 - Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of EletrobrasAXIA Energia. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture. Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to EletrobrasAXIA Energia' values, purpose, business and corporate Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand Management Proposal AEGM 2026 32 culture. positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 45 - Item II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras; that regulate the levels of approval in the Eletrobras companies; Article 45 - Item II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by EletrobrasAXIA Energia that regulate the levels of approval in the EletrobrasAXIA Energia companies; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 45 - Item lll - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries; Article 45 - Item lll - approve the other policies of EletrobrasAXIA Energia companies and EletrobrasAXIA Energia standards, and may extend them to subsidiaries; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 45 - Item IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor Article 45 - Item IV - prepare EletrobrasAXIA Energia' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Management Proposal AEGM 2026 33 their execution; management plans, and monitor their execution; Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 45 - Item VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines; Article 45 - Item VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which EletrobrasAXIA Energia appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 45 - Item XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;; Article 45 - Item XX - establishing voting guidance for all EletrobrasAXIA Energia subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 45 - Item XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies; Article 45 - Item XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand Management Proposal AEGM 2026 34 positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 45 – Item XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law; Article 45 - Item XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the EletrobrasAXIA Energia Companies' Integrity Program and the EletrobrasAXIA Energia Code of Conduct, in accordance with the levels established in the EletrobrasAXIA Energia Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations LawLSA; Change of the Corporate Name and Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (items (i) and (iii) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. In addition, formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 45 – Item XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to Article 45 - Item XXV - approve EletrobrasAXIA Energia' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Management Proposal AEGM 2026 35 administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by EletrobrasAXIA Energia; Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 45 – Item XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law; Article 45 - Item XXVI - resolve on amendments to shareholders' agreements to be signed by EletrobrasAXIA Energia and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations LawLSA; Change of the Corporate Name and Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (items (i) and (iii) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. In addition, formatting adjustment to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 45 - Item XXVII - resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of Article 45 - Item XXVII - resolve on the creation and extinction of non-profit entities and on the entry and exit of EletrobrasAXIA Energia from the Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to Management Proposal AEGM 2026 36 these entities, in compliance with the strategic guidelines established by the Board of Directors; and membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 45 – Item XXVIII – approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors. Article 45 – Item XXVIII – approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors; and Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment due to the inclusion of item XXIX in article 45. No correspondence Article 45 - Item XXIX – define guidelines for the issuance and management of power of attorney instruments, without prejudice to the representation rules established in these Bylaws. Enhancing the executive powers of office (item (ii) of the EGM Agenda): Creation of item XXIX to make a specific and systematic adjustment to the rules governing the executive duties of the Company’s management, in order to provide greater clarity, organization and efficiency in the exercise of its statutory powers, in line with the evolution of the Company’s operational structure and the governance practices adopted by the Management Proposal AEGM 2026 37 Company. The proposed amendment seeks to improve the internal allocation of powers among the management bodies, reduce overlaps in decision-making and reinforce predictability and certainty in the conduct of management acts, while fully preserving the Company’s governance model. Article 46 – Item IV - promover a formulação, a gestão e o monitoramento do planejamento estratégico e do dos planos plurianuais e anuais de negócios e gestão da Eletrobras, bem como supervisionar sua elaboração e execução; Article 46 - Item IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of EletrobrasAXIA Energia, as well as to supervise their preparation and execution; Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 46 - Item V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers; Artigo 46 – Item V -to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers; Enhancing the executive powers of office (item (ii) of the EGM Agenda): Exclusion of item V of Article 46 to introduce a targeted and systematic adjustment to the rules governing the executive powers of the Company's management, in order to provide greater clarity, organization and efficiency in the exercise of statutory powers, in line with the evolution of the Management Proposal AEGM 2026 38 Company's operational structure and governance practices. The proposed amendment is intended to improve the internal allocation of powers among the management bodies, reduce overlapping decision-making and reinforce predictability and legal certainty in the conduct of management acts, while fully preserving the Company's governance model Article 46 – Item VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and Article 46 - Item VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and Enhancing the executive powers of office (item (ii) of the EGM Agenda): Exclusion of item VI of Article 46 to introduce a targeted and systematic adjustment to the rules governing the executive powers of the Company's management, in order to provide greater clarity, organization and efficiency in the exercise of statutory powers, in line with the evolution of the Company's operational structure and governance practices. The proposed amendment is intended to improve the internal allocation of powers among the management bodies, reduce overlapping decision-making and reinforce Management Proposal AEGM 2026 39 predictability and legal certainty in the conduct of management acts, while fully preserving the Company's governance model. Article 46 – Item VII - coordinate the activities of the members of the Executive Board of Officers. Article 46 - Item VIIV - coordinate the activities of the members of the Executive Board of Officers. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment, renumbering of the items of Article 46 in light of the exclusion of former items V and VI of Article 46, as set forth above. No correspondence Article 49- Except for the scenarios set forth in the paragraphs of this Article, the representation of the Company, actively and passively, in or out of court, before any third parties, including authorities, regulatory bodies and the general public, as well as in the management of financial resources, execution of contracts, instruments and other documents that result in obligations for the Company, shall only be considered valid and binding when performed by act or signature Enhancing the executive powers of office (item (ii) of the EGM Agenda): Creation of Article 49 to introduce a targeted and systematic adjustment to the rules governing the executive powers of the Company's management, in order to provide greater clarity, organization and efficiency in the exercise of statutory powers, in line with the evolution of the Company's operational structure and Management Proposal AEGM 2026 40 of: I - the Chief Executive Officer, together with 1 (one) Executive Vice President; II - 2 (two) Executive Vice Presidents, jointly; III - 2 (two) attorneys-in-fact with specific powers, jointly; or IV - the Chief Executive Officer or any Executive Vice President, together with 1 (one) attorney-in-fact with specific powers. Paragraph 1 - The Company may be represented individually by the Chief Executive Officer, by any Executive Vice President, or by an attorney-in-fact with specific powers, exclusively for the performance of the following acts: I - representation of the Company in court, actively or passively, with ad judicia powers, including et extra, except for the performance of acts that result in waiver of Company rights; II - representation of the Company at General Meetings, Partners' Meetings, or equivalent, of companies, consortia and other entities in which governance practices. The proposed amendment is intended to improve the internal allocation of powers among the management bodies, reduce overlapping decision-making and reinforce predictability and legal certainty in the conduct of management acts, while fully preserving the Company's governance model. Management Proposal AEGM 2026 41 the Company has an equity interest; or III - performance of acts of mere administrative routine, including those performed outside the registered office, before governmental bodies at any level, customs, public service concessionaires, regulatory bodies, public agencies, commercial registries, Labor Courts, INSS, FGTS and other entities with similar purposes; IV - representation of the Company for the execution of memoranda of understanding, letters of intent, confidentiality agreements and other instruments of a preliminary or exploratory nature, provided that such instruments do not result in the assumption of financial obligations by the Company vis-à-vis third parties, nor establish a binding commitment regarding the execution of future transactions or contracts that entail disbursement of Company resources; V - representation of the Company in legal acts and transactions in cases expressly established by the Executive Board, pursuant to article 45, item XXIX, of these Bylaws. Paragraph 2 - For purposes of item III of Paragraph 1 of Article 49, acts of mere Management Proposal AEGM 2026 42 administrative routine are considered those that do not result in assumption and/or release of obligations by the Company vis-à-vis third parties, including, but not limited to, signing correspondence, declarations, notifications, letters, official communications, requests and other documents of a non-binding nature. No correspondence Article 50- Powers of attorney shall always be granted or revoked by 2 (two) members of the Executive Board, who shall expressly define the extent of powers delegated to the attorney-in-fact, and must have a specified term of validity, except for powers of attorney granted for ad judicia representation purposes, including et extra, and for representation in administrative and judicial proceedings, which may be granted for an indefinite term. Enhancing the executive powers of office (item (ii) of the EGM Agenda): Creation of Article 50 to introduce a targeted and systematic adjustment to the rules governing the executive powers of the Company's management, in order to provide greater clarity, organization and efficiency in the exercise of statutory powers, in line with the evolution of the Company's operational structure and governance practices. The proposed amendment is intended to improve the internal allocation of powers among the management bodies, reduce overlapping decision-making and reinforce predictability and legal certainty in the conduct of management acts, while fully preserving the Company's governance model. Management Proposal AEGM 2026 43 Article 49 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council. Article 4951 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 49 - Paragraph 4 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company. Article 51 - Paragraph 4 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the EletrobrasAXIA Energia Code of Conduct and other internal regulations issued by the Company. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Article 50 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed Article 5052 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to Management Proposal AEGM 2026 44 annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law. annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations LawLSA. defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above, and to expressly refer to the Brazilian Law No. 6,404, of December 15, 1976, as “LSA”. Article 51 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting: Article 5153 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting: Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 52 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations. Article 5254 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to Management Proposal AEGM 2026 45 defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 53 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee. Article 5355 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 54 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation. Article 5456 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item Management Proposal AEGM 2026 46 (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 55 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation. Article 5557 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 55 - Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes. Article 57 - Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by EletrobrasAXIA Energia for all legal purposes. Change of the Corporate Name (item (i) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders. Management Proposal AEGM 2026 47 Article 56 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation: Article 5658 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation: Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 57 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet. Article 5759 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 58 - Dividends and interest on equity will be paid at the times and places indicated by the Article 5860 - Dividends and interest on equity will be paid at the times and places indicated by Change of the Corporate Name and Restatement of the Company’s Bylaws, Management Proposal AEGM 2026 48 Executive Board of Officers, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment. the Executive Board of Officers, reverting to EletrobrasAXIA Energia those that are not claimed within three (3) years after the date of commencement of payment. incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (items (i) and (iii) of the EGM Agenda): Change of the Company's current corporate name to "AXIA Energia S.A.", in order to reflect the Company's new strategic and brand positioning, as well as to modernize its corporate identity before the market and other stakeholders.. In addition, a formatting adjustment is proposed to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 59 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will Article 5961 – The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting Management Proposal AEGM 2026 49 take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Article 6062 – The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation of new Articles 49 and 50, as described above. Article 61 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Article 6163 – The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Restatement of the Company’s Bylaws, incorporating all amendments approved by shareholders, including renumbering adjustments, correction of typographical errors and conforming changes to defined terms and cross-references applicable to the Bylaws provisions (item (iii) of the EGM Agenda): Formatting adjustment to renumber Article 49 and the subsequent articles, in view of the creation Management Proposal AEGM 2026 50 Supreme Court, except as provided in Clause Four of the Conciliation Meeting. Supreme Court, except as provided in Clause Four of the Conciliation Meeting. of new Articles 49 and 50, as described above. Management Proposal AEGM 2026 1 SCHEDULE 6 Consolidation of the Bylaws, with the amendments proposed at the EGM highlighted in track changes, without considering approval of the Migration to Novo Mercado (Pursuant to Article 12, I, of RCVM 81) (the remainder of this page intentionally left blank) Management Proposal AEGM 2026 2 BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRASAXIA ENERGIA S.A. —ELETROBRAS CHAPTER I Corporate Name, Duration, Headquarters and Corporate Purpose of the Company Article 1 - Centrais Elétricas BrasileirasAXIA Energia S.A. - Eletrobras (“Company” or “EletrobrasAXIA Energia”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions. Sole paragraph - With the entry of EletrobrasAXIA Energia into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), EletrobrasAXIA Energia, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”). Article 2 - EletrobrasAXIA Energia has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices. Sole paragraph - EletrobrasAXIA Energia will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines. Article 3 - EletrobrasAXIA Energia has as its corporate purpose: I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and II- promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks. Management Proposal AEGM 2026 3 Paragraph 1 - EletrobrasAXIA Energia may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies. Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose. Paragraph 3 - EletrobrasAXIA Energia shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the EletrobrasAXIA Energia Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation. Paragraph 4 - EletrobrasAXIA Energia shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development. CHAPTER ll Capital, Shares and Shareholders Article 4 - The capital stock is BRL 70,135,201,405.27 (seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents) divided into 2,028,544,286 (two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) class "A1" preferred shares, 279,941,393 (two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three) preferred shares of class "B1" and 1 (one) special class preferred share exclusively held by the Federal Government, all without par value. Paragraph 1 - The shares of EletrobrasAXIA Energia shall be: I common, in nominative form, with the right to one vote per share; Management Proposal AEGM 2026 4 II classes “A1” and “B1” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; lll class “C” preferred, in nominative form, with the right to one vote per share. IV class “R” preferred, in nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; V 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws. Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose. Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM. Paragraph 4 - The voting rights of common shares and class “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws. Paragraph 5 - The class “R” preferred shares shall be compulsorily redeemed, shall be of a transitional nature, and shall be automatically extinguished upon the redemption of all such shares, pursuant to Article 11, paragraphs 14 through 17, of these Bylaws. Paragraph 6 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 7 through 12, to be carried out by 2031 or earlier, as provided in paragraph 8 of the same Article 11. Management Proposal AEGM 2026 5 Article 5 - EletrobrasAXIA Energia is authorized to increase its capital up to the limit of BRL 130,000,000,000.00 (one hundred and thirty billion Brazilian reais), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares. Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad. Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Brazilian Law No. 6,404/1976, as amended (“Brazilian Corporations LawLSA”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law. Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras AXIA Energia is divided, regardless of its participation in the capital. Sole paragraph - If the class “A1” and/or class “B1” preferred shares issued by EletrobrasAXIA Energia confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations LawLSA, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of EletrobrasAXIA Energia is divided, including in the case described in article 6, sole paragraph. Management Proposal AEGM 2026 6 Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws. Paragraph 2 - The chairman of the EletrobrasAXIA Energia meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws. Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders: I That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; II If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others; III Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or IV Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not. Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis. Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the Management Proposal AEGM 2026 7 case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article. Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7. Paragraph 4 - The shareholders must keep EletrobrasAXIA Energia informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of EletrobrasAXIA Energia. Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of EletrobrasAXIA Energia. Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed 30% (thirty percent) of the voting capital of EletrobrasAXIA Energia and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least 100% (one hundred percent) higher than the highest price of the common shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC. Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of 30% (thirty percent) of the voting capital of the Company. Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed 50% (fifty percent) of the voting capital of EletrobrasAXIA Energia and does not return to a level below such percentage Management Proposal AEGM 2026 8 within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least 200% (two hundred percent) higher than the highest price of the common shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC. Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of 50% (fifty percent) of the voting capital of the Company. Article 11 - The class “A1” and “B1” preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 7 through 12 of this Article 11, and shall have the rights and obligations set forth in paragraph 7 of this Article 11. Paragraph 1 - The direct or indirect transfer of control of the Company shall require the acquirer to carry out a tender offer for the acquisition of shares, addressed in an indistinct and equitable manner to all shareholders holding common shares or class “A1”, “B1”, and “C” preferred shares, so as to ensure them the same treatment afforded to the selling controlling shareholder, including the right to sell all of their shares at the same price and on the same terms and conditions paid per share to the controlling shareholder. Paragraph 2 - The preferred shares of class “A1”, resulting from the conversion of class “A” preferred shares, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them. Paragraph 3 - The preferred shares of class “B1”, resulting from the conversion of class “B” preferred shares which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them. Management Proposal AEGM 2026 9 Paragraph 4 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations LawLSA, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. Paragraph 5- Class "A1" and class "B1" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 2 and 3, subject to the provisions of paragraph 6. Paragraph 6 - Class “A1” and class “B1” preferred shares shall be entitled to receive a dividend, for each share, at least 10% (ten percent) greater than that attributed to each common share. Paragraph 7 –The class “C" preferred shares: I shall be entitled to one vote per share; II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 8 through 11 below; and V shall be redeemable by the Company, pursuant to paragraphs 10 and 11 below. Paragraph 8 – Subject to paragraphs 10 and 11 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms: Management Proposal AEGM 2026 10 I 4% (four percent) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 9 below; II all class “C” preferred shares eventually remaining, in the fiscal year 2031. Paragraph 9 – Notwithstanding paragraph 8 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 6, item I above, until all such shares have been converted or redeemed. Paragraph 10 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the possibility set forth in paragraph 9 above; III. any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 10, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; IV. the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and V. subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares. Management Proposal AEGM 2026 11 Paragraph 11 –Subject to paragraph 12 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 8,9 and 10 above, and the provisions of items III to V of such paragraph 10 shall not apply. Paragraph 12 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 8, 9, and 10, and the provisions of items III to V of such paragraph 10 and of paragraph 11 above shall not apply. Paragraph 13 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met. Paragraph 14 – The class “R” preferred shares shall have an exclusively transitory nature, shall be registered, book-entry and without par value, shall entitle their holders to priority in the reimbursement of capital, without premium, and shall not carry voting rights or any other advantages or preferences not expressly provided for in this Bylaws, their existence being limited to the receipt of the redemption amount pursuant to the following paragraphs. Paragraph 15 –The class “R” preferred shares shall be subject to compulsory and immediate redemption by the Company after their conversion, without the need for approval Management Proposal AEGM 2026 12 in a special meeting of preferred shareholders, calculated in an objective and ascertainable manner in accordance with the formula below: VRPNR = (VC/TA) × 10% where: VC = the total amount to be capitalized through the stock bonus in class “C” preferred shares, as approved by the Board of Directors, pursuant to the minutes of the meeting of the Board of Directors that approves the capitalization of reserves or profits and the issuance of the class “C” preferred shares; TA = the total number of shares issued by the Company outstanding on the calculation base date, including treasury shares and excluding class “R” preferred shares; and VRPNR = Redemption Value per class “R” preferred share, with 13 decimal places. Paragraph 16 –The redemption of the class “R” preferred shares shall be settled in Brazilian currency, within the term indicated by the Company in the resolution approving the transaction. Paragraph 17 – Upon completion of the full redemption and settlement of all class “R” preferred shares, such class shall be deemed automatically extinguished, and Article 4 shall be updated to remove the reference to class “R,” without the need for a new shareholders’ resolution. Article 12 - The capital increases of EletrobrasAXIA Energia will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law. Sole paragraph - In capital increases, preference will be assured to all EletrobrasAXIA Energia shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5. Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors. Management Proposal AEGM 2026 13 Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due. Article 14 - EletrobrasAXIA Energia may issue non-convertible securities and debentures. Article 15 - EletrobrasAXIA Energia, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions. Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraphs 10, 15, 16 and 17. CHAPTER III The Shareholders’ Meeting Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to: I take the management accounts, examine, discuss and vote on the financial statements; II resolve on the allocation of net income for the year and the distribution of dividends; III elect the members of the Board of Directors and the Fiscal Council; IV establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and Management Proposal AEGM 2026 14 V establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors. Article 18 - In addition to the matters provided for in the Brazilian Corporations LawLSA, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence. Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited. Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to 10% (ten percent) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws. Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article. Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form. Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes. Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting. Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary. Management Proposal AEGM 2026 15 Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations LawLSA. Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice. Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting. Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of EletrobrasAXIA Energia. CHAPTER IV Rights Attributed to the Federal Government Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at EletrobrasAXIA Energia' extraordinary general meeting held on April 29, 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote: I three (3) members to the Board of Directors of EletrobrasAXIA Energia; and II one (1) member of the Fiscal Council of EletrobrasAXIA Energia, and his/her respective alternate. Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than 30% (thirty percent) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Management Proposal AEGM 2026 16 Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote: I two (2) members to the Board of Directors of EletrobrasAXIA Energia; and II 1 (one) member of the Fiscal Council of EletrobrasAXIA Energia, and his/her respective alternate. Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than 20% (twenty percent) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of EletrobrasAXIA Energia. Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group. Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages. Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable EletrobrasAXIA Energia’ internal policies, including their eligibility. Management Proposal AEGM 2026 17 Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by EletrobrasAXIA Energia, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations LawLSA and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations LawLSA and other applicable provisions; III Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations LawLSA and other applicable provisions; IV Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations LawLSA and other applicable provisions; and Management Proposal AEGM 2026 18 V Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations LawLSA and other applicable provisions. Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by EletrobrasAXIA Energia, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and EletrobrasAXIA Energia ' internal policies. Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes. Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out. CHAPTER V Management Article 26 - The Management of EletrobrasAXIA Energia, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers. Article 27 - The exercise of the positions of members of the EletrobrasAXIA Energia Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator. Management Proposal AEGM 2026 19 Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of EletrobrasAXIA Energia require certain requirements for the investiture in the position of management of EletrobrasAXIA Energia, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office. Article 28 - The investiture in the management position of EletrobrasAXIA Energia shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors. Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors. Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited: I representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position; II of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; III of a person who holds a position in a union organization. IV of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists; Management Proposal AEGM 2026 20 V of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by EletrobrasAXIA Energia, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by EletrobrasAXIA Energia, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by EletrobrasAXIA Energia. Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they: I hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or II have or represent a conflicting interest with that of the Company or its subsidiaries. Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of EletrobrasAXIA Energia or its subsidiaries, shall be presumed to have a conflicting interest. Paragraph 5 - The shareholder who nominates a candidate to be a member of the EletrobrasAXIA Energia Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations. Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee. Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the Management Proposal AEGM 2026 21 submission of the sworn-in to the EletrobrasAXIA Energia Code of Conduct and other internal regulations issued by the Company. Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected. Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to EletrobrasAXIA Energia. Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office. Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements. Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations LawLSA. Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations LawLSA, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited. Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, Management Proposal AEGM 2026 22 refrain from discussing the topic and request registration in the minutes of his absence in the conclave. Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members. Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws. Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically. Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published. Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations. Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of EletrobrasAXIA Energia’ management, to call the meetings of the Board of Directors and the Executive Board of Officers. Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed: I in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie- breaker; and Management Proposal AEGM 2026 23 II in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker. Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors. Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city. Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on: I constitution of new companies though the association of EletrobrasAXIA Energia and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws; II related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in EletrobrasAXIA Energia’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting; III issuance of securities within the authorized capital; IV amendment of the dividend distribution policy; and V declaration of interim dividends; Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company. Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility Management Proposal AEGM 2026 24 with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed. Paragraph 2 - The guarantee provided for in the previous paragraph extends to: I to the members of the Fiscal Council and the members of the statutory advisory committees, present and past, II to the occupants of trust function, present and past; and III employees and agents, present and past, who legally act by delegation of the Company’s administrators. Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company. Paragraph 4 - Indemnity agreements shall not cover: I acts performed outside the exercise of the duties or powers of its signatories; II acts with bad faith, intent, serious fault or fraud; III acts performed in their own interest or that of third parties, to the detriment of the company’s social interest; IV indemnities arising from social action provided for in article 159 of Brazilian Corporations LawLSA or compensation for losses referred to in article 11, paragraph 5, item II, of the Brazilian Law No. 6,385/1976; or V other cases provided for in the indemnity contract. Management Proposal AEGM 2026 25 Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues: I the limit value of the coverage offered; II the coverage period; and III the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company. Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract. Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate. Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company. CHAPTER VI The Board of Directors Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a elected by a separate ballot at the Shareholders' Meeting, by a majority of the shareholders holding non-voting preferred shares issued by EletrobrasAXIA Energia; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Management Proposal AEGM 2026 26 Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV. Paragraph 2 - The Board of Directors shall be composed of at least five (5) independent members. Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. Paragraph 4 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of the total number of shares into which the voting capital of EletrobrasAXIA Energia is divided; or II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of EletrobrasAXIA Energia is divided. Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by EletrobrasAXIA Energia, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Management Proposal AEGM 2026 27 Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors. Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body. Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed. Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business guidelines, defining its strategic direction, overseeing the proper functioning of the corporate governance, risk management and internal control systems, and preserving orderly management succession, with a view to the Company’s long-term interests, its continuity, and the creation of sustainable value; it shall further have the following duties, without prejudice to the powers provided for under applicable law: Strategy: I establish the guidelines and strategic objectives of the Company, including the definition of business identity; II discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans; III define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of EletrobrasAXIA Energia and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market; IV approve the investment projects of EletrobrasAXIA Energia and its subsidiaries, to the extent defined by the internal regulations in force defined by EletrobrasAXIA Energia that regulate the levels of approval in EletrobrasAXIA Energia companies; Management Proposal AEGM 2026 28 Financial statements, dividends and meetings: V express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers; VI submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors; VII authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”; VIII analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council; IX resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers; Securities and corporate transactions: X authorize the acquisition of shares issued by EletrobrasAXIA Energia, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares; XI approve the issuance of common shares, preferred shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; XII exchange of shares or other securities issued by the Company; XIII express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation; Management Proposal AEGM 2026 29 Governance: XIV approve its Internal Regulations and those of its advisory committees, the EletrobrasAXIA Energia Code of Conduct, the main policies of the EletrobrasAXIA Energia companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel; XV elect and dismiss, at any time, the members of the Company’s Executive Board of Officers; XVI appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance; XVII elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee; XVIII define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market; XIX evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board. XX approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers; Management Proposal AEGM 2026 30 XXI resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview; XXII decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors; XXIII evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence. Risks, internal controls and compliance: XXIV implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which EletrobrasAXIA Energia and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; XXV approve the annual work plan of the Internal Audit; and XXVI at any time, the books and papers of EletrobrasAXIA Energia, as well as request information on contracts entered into or in the process of being entered into and any other contracts; Legal acts and business: XXVII express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXVIII approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXIX approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; Management Proposal AEGM 2026 31 XXX choose and dismiss the independent auditors; XXXI resolve on the Company’s strategic trademarks and patents; XXXII resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the EletrobrasAXIA Energia Companies’ Integrity Program and the EletrobrasAXIA Energia Code of Conduct, in accordance with the levels established in the EletrobrasAXIA Energia Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations LawLSA; XXXIII approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions; XXXIV approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of EletrobrasAXIA Energia in the cost of these benefits; and XXXV approve, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies; Business management and efficiency: XXXVI determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers; XXXVII grant leave or license to the President of the Company, including paid leave; XXXVIII approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program; XXXIX approve the maximum number of personnel of EletrobrasAXIA Energia companies and general guidelines for hiring personnel at EletrobrasAXIA Energia and its subsidiaries; Management Proposal AEGM 2026 32 XL approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and XLI approve the business performance goals of the subsidiaries. Associative guidelines: XLII authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies; XLIII resolve on the association referred to in paragraph 1 of article 3 of these Bylaws; XLIV resolve on the shareholders’ agreements to be signed by EletrobrasAXIA Energia and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations LawLSA; and XLV deliberate on the organization of technical-scientific research entities of business interest to EletrobrasAXIA Energia in the energy sector. Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least: I on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares; II regarding the strategic plans disclosed by the offeror in relation to the company; and III regarding the alternatives to the acceptance of the takeover bid available on the market. Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, Management Proposal AEGM 2026 33 warning that it is the responsibility of each shareholder to make the final decision on said acceptance. Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation. Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall: I convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations; II coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and III propose to the Board of Directors appointments to compose the advisory committees; and Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge. Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services: I People and Governance Committee; II Planning and Projects Committee; III Sustainability Committee; and IV Audit and Risks Committee. Management Proposal AEGM 2026 34 Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of EletrobrasAXIA Energia. Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors. Article 38 - The Audit and Risks Committee is responsible for: I provide an opinion on the hiring and dismissal of independent audit services; II supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements; III evaluate the quarterly information, interim statements and financial statements; IV monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements; V evaluate and monitor the company's risk exposures; VI evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures; VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which Management Proposal AEGM 2026 35 there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; VIII have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information; IX monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and X evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties. Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE"). Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met. Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or Management Proposal AEGM 2026 36 the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made. Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited. Article 39 - The People and Governance Committee is responsible for: I analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and II assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance. Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations. Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to EletrobrasAXIA Energia' values, purpose, business and corporate culture. CHAPTER VII The Executive Board of Directors Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, Management Proposal AEGM 2026 37 respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals. Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position. Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations. Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors. Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors. Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity. Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute. Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member. Management Proposal AEGM 2026 38 Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President. Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors. Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations. Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments. Article 45 - The Executive Board of Officers is responsible for: I evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors; II take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by EletrobrasAXIA Energia that regulate the levels of approval in the EletrobrasAXIA Energia companies; III approve the other policies of EletrobrasAXIA Energia companies and EletrobrasAXIA Energia standards, and may extend them to subsidiaries; Management Proposal AEGM 2026 39 IV prepare EletrobrasAXIA Energia' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution; V approve changes in the organizational structure of the Company and its subsidiaries; VI approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance; VII to o adopt its Internal Rules and any amendments thereto; VIII instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which EletrobrasAXIA Energia appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines; IX deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer; X delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers; XI delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions; XII define the staffing of the Company’s areas; XIII supervise the negotiation process with union entities, as well as propose mediation and collective labor disputes; XIV ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits; Management Proposal AEGM 2026 40 XV monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators; XVI monitor and control the activities of the companies in which the Company participates, or with which it is associated; XVII prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting; XVIII approve the Company’s quarterly financial information; XIX approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector; XX establishing voting guidance for all EletrobrasAXIA Energia subsidiary companies in Meetings of the Câmara de Comercialização de Energia Elétrica - CCEE; XXI resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXII supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business; XXIII evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators; XXIV resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the EletrobrasAXIA Energia Companies' Integrity Program and the EletrobrasAXIA Energia Code of Conduct, in accordance with the levels established in the EletrobrasAXIA Energia Companies' Normative of Authorities, and Management Proposal AEGM 2026 41 also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations LawLSA; XXV approve EletrobrasAXIA Energia' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by EletrobrasAXIA Energia; XXVI resolve on amendments to shareholders' agreements to be signed by EletrobrasAXIA Energia and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations LawLSA; XXVII resolve on the creation and extinction of non-profit entities and on the entry and exit of EletrobrasAXIA Energia from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and XXVIII approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors; and XXIX - define guidelines for the issuance and management of power of attorney instruments, without prejudice to the representation rules established in these Bylaws. CHAPTER VIII Duties of the Executive President and the Executive Vice-President Officers Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors: I to call, chair and coordinate the work of the meetings of the Executive Board of Officers; II to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers; Management Proposal AEGM 2026 42 III to provide information to the Board of Directors and the Fiscal Council of the Company; IV to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of EletrobrasAXIA Energia, as well as to supervise their preparation and execution; and V to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers; VI together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and VIIV coordinate the activities of the members of the Executive Board of Officers. Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors: I manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officers; II participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated; III comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation; IV designate employees for missions abroad; and V approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting. Management Proposal AEGM 2026 43 Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading. Article 49- Except for the cases provided for in the paragraphs of this Article, the representation of the Company, actively and passively, in court or out of court, before any third parties, including authorities, regulatory entities and the general public, as well as in the movement of financial resources, execution of agreements, instruments and other documents that give rise to obligations for the Company, shall only be considered valid and binding when effected by the act or signature of: I - the Chief Executive Officer, jointly with 1 (one) Executive Vice President; II - 2 (two) Executive Vice Presidents, jointly; III - 2 (two) attorneys-in-fact with specific powers, jointly; or IV - the Chief Executive Officer or any Executive Vice President, together with 1 (one) attorney-in-fact with specific powers. Paragraph 1 - The Company may be represented individually by the Chief Executive Officer, by any Executive Vice President, or by an attorney-in-fact with specific powers, exclusively for the performance of the following acts: I - representation of the Company in court, actively or passively, with powers ad judicia, including et extra, except for the performance of acts that entail a waiver of the Company’s rights; II - representation of the Company at Shareholders’ Meetings, Quotaholders’ Meetings, or equivalent meetings, of companies, consortia and other entities in which the Company holds an interest; or Management Proposal AEGM 2026 44 III - performance of acts of mere administrative routine, including those carried out outside the Company’s headquarters, before bodies of any level of government, customs authorities, public service concessionaires, regulatory bodies, public offices, boards of trade, the Labor Courts, INSS, FGTS and other entities with a similar purpose; IV - representation of the Company for the execution of memoranda of understanding, letters of intent, confidentiality agreements and other instruments of a preliminary or exploratory nature, provided that such instruments do not result in the assumption of financial obligations by the Company vis-à-vis third parties, nor establish any binding commitment regarding the execution of future transactions or agreements that imply the disbursement of the Company’s funds; V - representation of the Company in legal acts and transactions in cases expressly established by the Board of Executive Officers, pursuant to Article 45, item XXIX, of these Bylaws. Paragraph 2 - For purposes of item III of Paragraph 1 of Article 49, acts of mere administrative routine are considered those that do not result in assumption and/or release of obligations by the Company vis-à-vis third parties, including, but not limited to, signing correspondence, declarations, notifications, letters, official communications, requests and other documents of a non-binding nature. Article 50- Powers of attorney shall always be granted or revoked by 2 (two) members of the Board of Executive Officers, who shall expressly define the extent of powers delegated to the attorney-in-fact, and shall contain a fixed term, except for powers of attorney granted for purposes of representation ad judicia, including et extra, and for representation in administrative and judicial proceedings, which may be granted for an indefinite term. CHAPTER IX The Fiscal Council Article 4951 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements Management Proposal AEGM 2026 45 and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council. Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate. Paragraph 2 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. Paragraph 3 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Paragraph 4 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the EletrobrasAXIA Energia Code of Conduct and other internal regulations issued by the Company. Paragraph 5 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. Article 5052 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations LawLSA. Article 5153 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting: Management Proposal AEGM 2026 46 I supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties; II give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting; III give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company; IV report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company; V convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary; VI analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officers; VII examine the financial statements for the fiscal year and give an opinion on them; VIII approve its internal Regulations and any amendments; IX monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and X exercise the attributions in items I to VIII during any liquidation of the Company. Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered. Management Proposal AEGM 2026 47 Article 5254 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations. Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations. CHAPTER X Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling Article 5355 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee. Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council. Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors. Article 5456 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation. CHAPTER XI Fiscal Year and Financial Statements Article 5557 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation. Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than 25% (twenty-five percent) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy. Management Proposal AEGM 2026 48 Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by EletrobrasAXIA Energia for all legal purposes. Article 5658 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation: I at least 25% (twenty-five percent) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 55; and II up to 75% (seventy-five percent) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed 75% (seventy-five percent) of the paid-in capital stock. Article 5759 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet. Article 5860 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officers, reverting to EletrobrasAXIA Energia those that are not claimed within 3 (three) years after the date of commencement of payment. CHAPTER XII Transitional Provisions Article 5961 - The amendment to the bylaws approved at the Extraordinary General Meeting held on February 26, 2025, referring specifically to the provisions dealing with Management Proposal AEGM 2026 49 requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Article 6062 - The amendment to the bylaws approved at the Extraordinary General Meeting held on February 26, 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting. Article 6163 - The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely, the inclusion of new articles 20 to 25, as well as the amendments to article 34 (renumbered), caput and first paragraph and to the second paragraph of article 49 (renumbered), have as a condition precedent of effectiveness, pursuant to article 125 of Law No. 10,406, of January 10, 2002, the ratification of the Conciliation Agreement by the Federal Supreme Court, except as provided in Clause Four of the Conciliation Meeting. Sole Paragraph – If the conditions of effectiveness addressed in the Conciliation Agreement related to its ratification by the Federal Supreme Court do not materialize, under the terms and conditions agreed therein, there will be an immediate vacancy of the position occupied by one of the three candidates separately elected by the Federal Government, as previously defined in the management proposal of the Ordinary General Meeting held during the fiscal year of 2025, being the Board of Directors responsible for calling a general meeting only for the election of its replacement. Management Proposal AEGM 2026 SCHEDULE 7 Consolidation of the Bylaws, with the amendments proposed at the EGM highlighted in track changes, considering the approval of the Migration to Novo Mercado under Scenario A; namely, the approval of the PNs Conversions (Pursuant to Article 12, I, of RCVM 81) (the remainder of this page intentionally left blank) Management Proposal AEGM 2026 BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS AXIA ENERGIA S.A. – ELETROBRAS CHAPTER I Corporate Name, Duration, Headquarters and Corporate Purpose of the Company Article 1 - Centrais Elétricas BrasileirasAXIA Energia S.A. —Eletrobras (“Company” or “Eletrobras AXIA Energia”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions. Sole paragraph - With the entry of Eletrobras AXIA Energia into the special listing segment called Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Eletrobras AXIA Energia, its shareholders, including any controlling shareholders, its managers and members of the Fiscal Council are subject to the provisions of B3's Novo Mercado Regulations ("Novo Mercado Regulations"). Article 2 - EletrobrasAXIA Energia has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices. Sole paragraph - EletrobrasAXIA Energia will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines. Article 3 - EletrobrasAXIA Energia has as its corporate purpose: I carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and II promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks. Management Proposal AEGM 2026 Paragraph 1 - EletrobrasAXIA Energia may carry out the activities contained in its corporate purpose through controlled companies (“Subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies. Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose. Paragraph 3 - EletrobrasAXIA Energia shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the EletrobrasAXIA Energia Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation. Paragraph 4 - EletrobrasAXIA Energia shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development. CHAPTER ll Capital, Shares and Shareholders Article 4 - The capital stock is BRL 100,135,201,429.75 (one hundred billion, one hundred thirty-five million, two hundred one thousand, four hundred twenty-nine reais and seventy-five cents), divided into [=] ([=]) common shares, 606,796,117 (six hundred six million, seven hundred ninety-six thousand, one hundred seventeen) class “C” preferred shares, and 1 (one) special class preferred share held exclusively by the Federal Government of Brazil, all in registered, book-entry form and without par value. Paragraph 1 - The shares of EletrobrasAXIA Energia shall be: I common, in nominative form, with the right to one vote per share; Management Proposal AEGM 2026 ll class “C” preferred, in nominative form, with the right to one vote per share; and III 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 1 of article 11 of these Bylaws. Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose. Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM. Paragraph 4 - The voting rights of common shares and class “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws. Paragraph 5 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 2 through 7, to be carried out by 2031 or earlier, as provided in paragraph 3 of the same Article 11. Article 5 - EletrobrasAXIA Energia is authorized to increase its capital up to the limit of BRL 130,000,000,000.00 (one hundred and thirty billion Brazilian reais), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares. Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad. Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term Management Proposal AEGM 2026 referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations LawLSA”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law. Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of EletrobrasAXIA Energia is divided, regardless of its participation in the capital. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of EletrobrasAXIA Energia is divided. Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws. Paragraph 2 - The chairman of the EletrobrasAXIA Energia meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 1 of article 11 of these Bylaws. Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders: I That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; II If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others; III Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or IV Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise Management Proposal AEGM 2026 with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not. Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis. Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article. Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7. Paragraph 4 - The shareholders must keep EletrobrasAXIA Energia informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of EletrobrasAXIA Energia. Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of EletrobrasAXIA Energia. Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed 30% (thirty percent) of the voting capital of EletrobrasAXIA Energia and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least 100% (one Management Proposal AEGM 2026 hundred percent) higher than the highest price of the common shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC. Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of 30% (thirty percent) of the voting capital of the Company. Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed 50% (fifty percent) of the voting capital of EletrobrasAXIA Energia and does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least 200% (two hundred percent) higher than the highest price of the common shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC. Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of 50% (fifty percent) of the voting capital of the Company. Article 11 -. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 2 through 7 of this Article 11, and shall have the rights and obligations set forth in paragraph 2 of this Article 11. Paragraph 1 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations LawLSA, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. Management Proposal AEGM 2026 Paragraph 2 –The class “C" preferred shares: I shall be entitled to one vote per share; II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 3 through 6 below; and V shall be redeemable by the Company, pursuant to paragraphs 5 and 6 below. Paragraph 3 – Subject to paragraphs 5 and 6 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms: I 4% (four percent) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 4 below; II all class “C” preferred shares eventually remaining, in the fiscal year 2031. Paragraph 4 – Notwithstanding paragraph 3 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 4, item I above, until all such shares have been converted or redeemed. Paragraph 5 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: Management Proposal AEGM 2026 I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 3, item I above, without prejudice to the possibility set forth in paragraph 4 above; III. any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 5, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; IV. the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and V. subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares. Paragraph 6 –Subject to paragraph 7 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 3, 4 and 5 above, and the provisions of items III to V of such paragraph 10 shall not apply. Paragraph 7 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its Management Proposal AEGM 2026 interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 3, 4, and 5, and the provisions of items III to V of such paragraph 5 and of paragraph 6 above shall not apply. Paragraph 8 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met. Article 12 - The capital increases of EletrobrasAXIA Energia will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law. Sole paragraph - In capital increases, preference will be assured to all EletrobrasAXIA Energia shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5. Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors. Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due. Article 14 - EletrobrasAXIA Energia may issue non-convertible securities and debentures. Article 15 - EletrobrasAXIA Energia, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions. Management Proposal AEGM 2026 Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraph 6. CHAPTER III The Shareholders’ Meeting Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to: I take the management accounts, examine, discuss and vote on the financial statements; II resolve on the allocation of net income for the year and the distribution of dividends; III elect the members of the Board of Directors and the Fiscal Council; IV establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and V establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors. Article 18 - In addition to the matters provided for in the Brazilian Corporations LawLSA, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence. Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited. Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder Management Proposal AEGM 2026 proportional to its shareholding in the Company's capital, respecting the limit corresponding to 10% (ten percent) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws. Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article. Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form. Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes. Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting. Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary. Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations LawLSA. Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice. Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting. Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of EletrobrasAXIA Energia. CHAPTER IV Rights Attributed to the Federal Government Management Proposal AEGM 2026 Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at EletrobrasAXIA Energia' extraordinary general meeting held on April 29, 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote: I three (3) members to the Board of Directors of EletrobrasAXIA Energia; and II one (1) member of the Fiscal Council of EletrobrasAXIA Energia, and his/her respective alternate. Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than 30% (thirty percent) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote: I two (2) members to the Board of Directors of EletrobrasAXIA Energia; and II 1 (one) member of the Fiscal Council of EletrobrasAXIA Energia, and his/her respective alternate. Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than 20% (twenty percent) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of EletrobrasAXIA Energia. Management Proposal AEGM 2026 Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group. Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages. Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable EletrobrasAXIA Energia’ internal policies, including their eligibility. Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by EletrobrasAXIA Energia, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: Management Proposal AEGM 2026 I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations LawLSA and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations LawLSA and other applicable provisions; and III Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations LawLSA and other applicable provisions. Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least 60 (sixty) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by EletrobrasAXIA Energia, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and EletrobrasAXIA Energia internal policies. Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes. Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out. CHAPTER V Management Proposal AEGM 2026 Management Article 26 - The Management of EletrobrasAXIA Energia, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers. Article 27 - The exercise of the positions of members of the EletrobrasAXIA Energia Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator. Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of EletrobrasAXIA Energia require certain requirements for the investiture in the position of management of EletrobrasAXIA Energia, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office. Article 28 - The investiture in the management position of EletrobrasAXIA Energia shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors. Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors. Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited: I representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position; Management Proposal AEGM 2026 II of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; III of a person who holds a position in a union organization. IV of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists; V of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by EletrobrasAXIA Energia, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by EletrobrasAXIA Energia, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by EletrobrasAXIA Energia. Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they: I hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or II have or represent a conflicting interest with that of the Company or its subsidiaries. Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of EletrobrasAXIA Energia or its controlled companies, shall be presumed to have a conflicting interest. Paragraph 5 - The shareholder who nominates a candidate to be a member of the EletrobrasAXIA Energia Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations. Management Proposal AEGM 2026 Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee. Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to 30 (thirty) days, counted from the election, which will include the submission of the sworn-in to the EletrobrasAXIA Energia Code of Conduct and other internal regulations issued by the Company. Paragraph 8 - If the term of investiture is not signed within 30 (thirty) days after the election, it will become null and void, unless justified by the management body for which it has been elected. Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to EletrobrasAXIA Energia. Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations LawLSA, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office. Paragraph 11 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations LawLSA. Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations LawLSA, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited. Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw Management Proposal AEGM 2026 from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave. Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members. Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws. Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically. Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published. Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations. Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of EletrobrasAXIA Energia’ management, to call the meetings of the Board of Directors and the Executive Board of Officers. Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed: I in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie- breaker; and Management Proposal AEGM 2026 II in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker. Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors. Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city. Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on: I constitution of new companies though the association of EletrobrasAXIA Energia and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws; II related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in EletrobrasAXIA Energia’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting; III issuance of securities within the authorized capital; IV amendment of the dividend distribution policy; and V declaration of interim dividends; Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company. Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of Management Proposal AEGM 2026 exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed. Paragraph 2 - The guarantee provided for in the previous paragraph extends to: I to the members of the Fiscal Council and the members of the statutory advisory committees, present and past, II to the occupants of trust function, present and past; and III employees and agents, present and past, who legally act by delegation of the Company’s administrators. Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company. Paragraph 4 - Indemnity agreements shall not cover: I acts performed outside the exercise of the duties or powers of its signatories; II acts with bad faith, intent, serious fault or fraud; III acts performed in their own interest or that of third parties, to the detriment of the company’s social interest; IV indemnities arising from social action provided for in article 159 of Brazilian Corporations LawLSA or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or V other cases provided for in the indemnity contract. Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues: Management Proposal AEGM 2026 I the limit value of the coverage offered; II the coverage period; and III the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company. Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract. Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate. Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company. CHAPTER VI The Board of Directors Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Paragraph 1 - The Board of Directors shall be composed of at least five (5) independent members. Management Proposal AEGM 2026 Paragraph 2 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. Paragraph 3 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of the total number of shares into which the voting capital of EletrobrasAXIA Energia is divided; or II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of EletrobrasAXIA Energia is divided. Paragraph 4 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by EletrobrasAXIA Energia, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors. Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body. Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed. Management Proposal AEGM 2026 Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business guidelines, defining its strategic direction, overseeing the proper functioning of the corporate governance, risk management and internal control systems, and preserving orderly management succession, with a view to the Company’s long-term interests, its continuity, and the creation of sustainable value; it shall further have the following duties, without prejudice to the powers provided for under applicable law: Strategy: I establish the guidelines and strategic objectives of the Company, including the definition of business identity; II discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans; III define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of EletrobrasAXIA Energia and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market; IV approve the investment projects of EletrobrasAXIA Energia and its subsidiaries, to the extent defined by the internal regulations in force defined by EletrobrasAXIA Energia that regulate the levels of approval in EletrobrasAXIA Energia companies; Financial statements, dividends and meetings: V express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers; VI submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors; Management Proposal AEGM 2026 VII authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”; VIII analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council; IX resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers; Securities and corporate transactions: X authorize the acquisition of shares issued by EletrobrasAXIA Energia, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares; XI approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; XII exchange of shares or other securities issued by the Company; XIII express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation; Governance: XIV approve its Internal Regulations and those of its advisory committees, the EletrobrasAXIA Energia Code of Conduct, the main policies of the EletrobrasAXIA Energia companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel; Management Proposal AEGM 2026 XV elect and dismiss, at any time, the members of the Company’s Executive Board of Officers; XVI appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance; XVII elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee; XVIII define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market; XIX evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board. XX approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers; XXI resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview; XXII decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors; XXIII evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence. Management Proposal AEGM 2026 Risks, internal controls and compliance: XXIV implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which EletrobrasAXIA Energia and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; XXV approve the annual work plan of the Internal Audit; and XXVI at any time, the books and papers of EletrobrasAXIA Energia, as well as request information on contracts entered into or in the process of being entered into and any other contracts; Legal acts and business: XXVII express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXVIII approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXIX approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXX choose and dismiss the independent auditors; XXXI resolve on the Company’s strategic trademarks and patents; XXXII resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the EletrobrasAXIA Energia Companies’ Integrity Program and the EletrobrasAXIA Energia Code of Conduct, in accordance with the levels established in the EletrobrasAXIA Energia Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations LawLSA; Management Proposal AEGM 2026 XXXIII approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions; XXXIV approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of EletrobrasAXIA Energia in the cost of these benefits; and XXXV approve, in accordance with the levels established in the Normative of Authorities of the Eletro EletrobrasAXIA Energia bras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies; Business management and efficiency: XXXVI determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers; XXXVII grant leave or license to the President of the Company, including paid leave; XXXVIII approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program; XXXIX approve the maximum number of personnel of EletrobrasAXIA Energia companies and general guidelines for hiring personnel at EletrobrasAXIA Energia and its subsidiaries; XL approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and XLI approve the business performance goals of the subsidiaries. Associative guidelines: XLII authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies; Management Proposal AEGM 2026 XLIII resolve on the association referred to in paragraph 1 of article 3 of these Bylaws; XLIV resolve on the shareholders’ agreements to be signed by EletrobrasAXIA Energia and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations LawLSA; and XLV deliberate on the organization of technical-scientific research entities of business interest to EletrobrasAXIA Energia in the energy sector. Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within 15 (fifteen) days of the publication of the notice of said OPA, in which it will manifest, at least: I on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares; II regarding the strategic plans disclosed by the offeror in relation to the company; and III regarding the alternatives to the acceptance of the takeover bid available on the market. Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance. Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation. Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall: Management Proposal AEGM 2026 I convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations; II coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and III propose to the Board of Directors appointments to compose the advisory committees; and Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge. Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services: I People and Governance Committee; II Planning and Projects Committee; III Sustainability Committee; and IV Audit and Risks Committee. Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of EletrobrasAXIA Energia. Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors. Article 38 - The Audit and Risks Committee is responsible for: I provide an opinion on the hiring and dismissal of independent audit services; Management Proposal AEGM 2026 II supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements; III evaluate the quarterly information, interim statements and financial statements; IV monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements; V evaluate and monitor the company's risk exposures; VI evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures; VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) meetings held; b) main issues discussed, their activities, the results and conclusions reached and the recommendations made to the Board of Directors; and c) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; VIII have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information; IX monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and Management Proposal AEGM 2026 X evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties. Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE"). Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee. Paragraph 3 - The election of external members other than members of the Board of Directors shall also be permitted, provided that the independence requirements are met. Paragraph 4 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Paragraph 5 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made. Paragraph 6 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. Paragraph 7 - The participation of the Company's executive officers, its subsidiaries, its controlling shareholder, affiliates or companies under common control as members of the Audit and Risk Committee is prohibited. Article 39 - The People and Governance Committee is responsible for: Management Proposal AEGM 2026 I analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and II assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance. Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations. Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to EletrobrasAXIA Energia ' values, purpose, business and corporate culture. CHAPTER VII The Executive Board of Directors Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals. Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position. Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations. Management Proposal AEGM 2026 Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors. Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors. Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to 30 (thirty) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity. Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute. Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member. Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President. Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors. Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations. Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the Management Proposal AEGM 2026 applicable legislation and regulations and subject to the limits provided for in the Company's instruments. Article 45 - The Executive Board of Officers is responsible for: I evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors; II take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by EletrobrasAXIA Energia that regulate the levels of approval in the EletrobrasAXIA Energia companies; III approve the other policies of EletrobrasAXIA Energia companies and EletrobrasAXIA Energia standards, and may extend them to subsidiaries; IV prepare EletrobrasAXIA Energia ' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution; V approve changes in the organizational structure of the Company and its subsidiaries; VI approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance; VII to adopt its Internal Rules and any amendments thereto; VIII instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which EletrobrasAXIA Energia Management Proposal AEGM 2026 appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines; IX deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer; X delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers; XI delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions; XII define the staffing of the Company’s areas; XIII supervise the negotiation process with union entities, as well as propose mediation and collective labor disputes; XIV ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits; XV monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators; XVI monitor and control the activities of the companies in which the Company participates, or with which it is associated; XVII prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting; XVIII approve the Company’s quarterly financial information; XIX approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector; Management Proposal AEGM 2026 XX establishing voting guidance for all EletrobrasAXIA Energia subsidiary companies in Meetings of the Câmara de Comercialização de Energia Elétrica - CCEE; XXI resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXII supervise and monitor business companies, including Special Purpose Entities- SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business; XXIII evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators; XXIV resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the EletrobrasAXIA Energia Companies' Integrity Program and the EletrobrasAXIA Energia Code of Conduct, in accordance with the levels established in the EletrobrasAXIA Energia Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations LawLSA; XXV approve EletrobrasAXIA Energia' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by EletrobrasAXIA Energia; XXVI resolve on amendments to shareholders' agreements to be signed by EletrobrasAXIA Energia and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations LawLSA; XXVII resolve on the creation and extinction of non-profit entities and the entry and exit of EletrobrasAXIA Energia from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and Management Proposal AEGM 2026 XXVIII approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors; and XXIX - define guidelines for the issuance and management of power of attorney instruments, without prejudice to the representation rules established in these Bylaws. CHAPTER VIII Duties of the Executive President and the Executive Vice-President Officers Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors: I to call, chair and coordinate the work of the meetings of the Executive Board of Officers; II to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers; III to provide information to the Board of Directors and the Fiscal Council of the Company; IV to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of EletrobrasAXIA Energia, as well as to supervise their preparation and execution; and V to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers; VI together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and VIIV coordinate the activities of the members of the Executive Board of Officers. Management Proposal AEGM 2026 Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors: I manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officers; II participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated; III comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation; IV designate employees for missions abroad; and V approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting. Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading. Article 49- Except for the cases provided for in the paragraphs of this Article, the representation of the Company, actively and passively, in court or out of court, before any third parties, including authorities, regulatory entities and the general public, as well as in the movement of financial resources, execution of agreements, instruments and other documents that give rise to obligations for the Company, shall only be considered valid and binding when effected by the act or signature of: I - the Chief Executive Officer, jointly with 1 (one) Executive Vice President; Management Proposal AEGM 2026 II - 2 (two) Executive Vice Presidents, jointly; III - 2 (two) attorneys-in-fact with specific powers, jointly; or IV - the Chief Executive Officer or any Executive Vice President, together with 1 (one) attorney-in-fact with specific powers. Paragraph 1 - The Company may be represented individually by the Chief Executive Officer, by any Executive Vice President, or by an attorney-in-fact with specific powers, exclusively for the performance of the following acts: I - representation of the Company in court, actively or passively, with powers ad judicia, including et extra, except for the performance of acts that entail a waiver of the Company’s rights; II - representation of the Company at Shareholders’ Meetings, Quotaholders’ Meetings, or equivalent meetings, of companies, consortia and other entities in which the Company holds an interest; or III - performance of acts of mere administrative routine, including those carried out outside the Company’s headquarters, before bodies of any level of government, customs authorities, public service concessionaires, regulatory bodies, public offices, boards of trade, the Labor Courts, INSS, FGTS and other entities with a similar purpose; IV - representation of the Company for the execution of memoranda of understanding, letters of intent, confidentiality agreements and other instruments of a preliminary or exploratory nature, provided that such instruments do not result in the assumption of financial obligations by the Company vis-à-vis third parties, nor establish any binding commitment regarding the execution of future transactions or agreements that imply the disbursement of the Company’s funds; V - representation of the Company in legal acts and transactions in cases expressly established by the Board of Executive Officers, pursuant to Article 45, item XXIX, of these Bylaws. Management Proposal AEGM 2026 Paragraph 2 - For purposes of item III of Paragraph 1 of Article 49, acts of mere administrative routine are considered those that do not result in assumption and/or release of obligations by the Company vis-à-vis third parties, including, but not limited to, signing correspondence, declarations, notifications, letters, official communications, requests and other documents of a non-binding nature. Article 50- Powers of attorney shall always be granted or revoked by 2 (two) members of the Board of Executive Officers, who shall expressly define the extent of powers delegated to the attorney-in-fact, and shall contain a fixed term, except for powers of attorney granted for purposes of representation ad judicia, including et extra, and for representation in administrative and judicial proceedings, which may be granted for an indefinite term. CHAPTER IX The Fiscal Council Article 4951 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council. Paragraph 1 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to Management Proposal AEGM 2026 comply with the EletrobrasAXIA Energia Code of Conduct and other internal regulations issued by the Company. Paragraph 4 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. Article 5052- The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations LawLSA. Article 5153 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting: I supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties; II give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting; III give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company; IV report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company; V convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary; Management Proposal AEGM 2026 VI analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officers; VII examine the financial statements for the fiscal year and give an opinion on them; VIII approve its internal Regulations and any amendments; IX monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and X exercise the attributions in items I to VIII during any liquidation of the Company. Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered. Article 5254 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations. Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations. CHAPTER X Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling Article 5355 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee. Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, for assessing the quality and effectiveness of the risk management, control and governance processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council. Management Proposal AEGM 2026 Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors. Article 5456 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation. CHAPTER XI Fiscal Year and Financial Statements Article 5557 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation. Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than 25% (twenty-five percent) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy. Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares integrating such amount to the amount of dividends distributed by EletrobrasAXIA Energia for all legal purposes. Article 5658 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation: I at least 25% (twenty-five percent) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 55; and II up to 75% (seventy-five percent) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of Management Proposal AEGM 2026 the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed 75% (seventy-five percent) of the paid-in capital stock. Article 5759 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet. Article 5860 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officers, reverting to EletrobrasAXIA Energia those that are not claimed within three (3) years after the date of commencement of payment. CHAPTER XII Transfer of Control Article 5961 – Any direct or indirect transfer of control of the Company, whether carried out through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer for the acquisition of shares having as its object the shares issued by the Company held by the remaining shareholders, in accordance with the conditions and terms set forth in the applicable laws and regulations and in the Novo Mercado Regulations, so as to ensure them equal treatment to that granted to the transferring shareholder. Sole Paragraph – For clarification purposes, the obligation set forth in this Article 59 does not preclude the application of the preceding obligations set forth in Articles 9 and 10 of these Bylaws, which address measures aimed at preserving the dispersed ownership structure and which, unlike the obligation set forth in this Article 59, do not require, for their enforcement, the prior effective acquisition of control. CHAPTER XIII Delisting from the Novo Mercado Article 6062 – The delisting from the Novo Mercado shall comply with the requirements and conditions set forth in the Novo Mercado Regulations. Management Proposal AEGM 2026 CHAPTER XIV Arbitration Article 6163 – The Company, its shareholders, officers and directors, and the members of the Fiscal Council, both sitting and alternate, if any, undertake to resolve by arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in accordance with its rules, any and all disputes or controversies that may arise among them, related to or arising from their status as issuer, shareholders, officers and directors, and members of the Fiscal Council, in particular those arising from the application, validity, effectiveness, interpretation, breach and effects of the provisions contained in Law No. 6,385/1976, in the Brazilian Corporations LawLSA, in these Bylaws, in the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital markets in general, in addition to those set forth in the Novo Mercado Regulations, the Arbitration Rules, the other B3 regulations and the Novo Mercado Participation Agreement. Sole Paragraph – The terms of office of the officers and directors and of the members of the Fiscal Council, both sitting and alternate, shall include their submission to the arbitration clause referred to in the caput of this Article. Management Proposal AEGM 2026 SCHEDULE 8 Consolidation of the Bylaws, with the amendments proposed at the EGM highlighted in track changes, considering the approval of the Migration to Novo Mercado under Scenario B; namely, the approval of the PNB1 Conversion, the non-approval of the PNA1 Conversion at the AGESP PNA1 and the consequent grant of full voting rights to the PNA1 shares (Pursuant to Article 12, I, of RCVM 81) (the remainder of this page intentionally left blank) Management Proposal AEGM 2026 BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRASAXIA ENERGIA S.A. —ELETROBRAS CHAPTER I Corporate Name, Duration, Headquarters and Corporate Purpose of the Company Article 1 - Centrais Elétricas BrasileirasAXIA Energia S.A. - Eletrobras (“Company” or “EletrobrasAXIA Energia”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions. Sole paragraph - With the entry of EletrobrasAXIA Energia into the special listing segment called Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), EletrobrasAXIA Energia, its shareholders, including any controlling shareholders, its managers and members of the Fiscal Council are subject to the provisions of B3's Novo Mercado Regulations ("Novo Mercado Regulations"). Article 2 - EletrobrasAXIA Energia has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices. Sole paragraph - EletrobrasAXIA Energia will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines. Article 3 - EletrobrasAXIA Energia has as its corporate purpose: I carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and II promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks. Management Proposal AEGM 2026 Paragraph 1 - EletrobrasAXIA Energia may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies. Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose. Paragraph 3 - EletrobrasAXIA Energia shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the EletrobrasAXIA Energia Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti- corruption legislation. Paragraph 4 - EletrobrasAXIA Energia shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development. CHAPTER ll Capital, Shares and Shareholders Article 4 - The capital stock is BRL 100,135,201,429.75 (one hundred billion, one hundred thirty-five million, two hundred one thousand, four hundred twenty-nine reais and seventy-five cents), divided into [=] ([=]) common shares, 146,920 (one hundred forty-six thousand, nine hundred twenty) class “A1” preferred shares, 606,796,117 (six hundred six million, seven hundred ninety-six thousand, one hundred seventeen) class “C” preferred shares, and 1 (one) special class preferred share held exclusively by the Federal Government of Brazil, all in registered, book-entry form and without par value. Paragraph 1 - The shares of EletrobrasAXIA Energia shall be: I common, in nominative form, with the right to one vote per share; Management Proposal AEGM 2026 II class “A1” preferred, in the nominative form, with the right to one vote per share; lll class “C” preferred, in nominative form, with the right to one vote per share; and IV 1 (one) special class preferred share, held exclusively by the Federal Government without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws. Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose. Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM. Paragraph 4 - The voting rights of common shares and classes “A1” and “C” preferred shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws. Paragraph 5 - The class “C” preferred shares shall be automatically extinguished upon the conversion or redemption of all such shares pursuant to Article 11, paragraphs 6 through 11, to be carried out by 2031 or earlier, as provided in paragraph 6 of the same Article 11. Article 5 - EletrobrasAXIA Energia is authorized to increase its capital up to the limit of BRL 130,000,000,000.00 (one hundred and thirty billion Brazilian reais), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares or, in the event of a capitalization of reserves with a stock bonus, through the issuance of common shares or class “C” preferred shares. Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad. Management Proposal AEGM 2026 Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Brazilian Law 6,404/1976, as amended (“Brazilian Corporations LawLSA”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law. Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of EletrobrasAXIA Energia is divided, regardless of its participation in the capital. Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of EletrobrasAXIA Energia is divided. Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws. Paragraph 2 - The chairman of the EletrobrasAXIA Energia meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws. Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders: I That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; II If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others; III Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or Management Proposal AEGM 2026 IV Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not. Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis. Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article. Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7. Paragraph 4 - The shareholders must keep EletrobrasAXIA Energia informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of EletrobrasAXIA Energia. Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of EletrobrasAXIA Energia. Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed 30% (thirty percent) of the voting capital of EletrobrasAXIA Energia and that does not return to a level below such Management Proposal AEGM 2026 percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least 100% (one hundred percent) higher than the highest price of the common shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC. Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of 30% (thirty percent) of the voting capital of the Company. Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of shares with voting rights that, together, exceed 50% (fifty percent) of the voting capital of EletrobrasAXIA Energia and does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other shares with voting rights, for an amount at least 200% (two hundred percent) higher than the highest price of the common shares in the 504 (last five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC. Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of 50% (fifty percent) of the voting capital of the Company. Article 11 - The class "A1" preferred shares cannot be converted into common shares and will have priority in reimbursement of capital and distribution of dividends. The class “C” preferred shares shall be converted into common shares and/or redeemed, pursuant to paragraphs 5 through 11 of this Article 11, and shall have the rights and obligations set forth in paragraph 5 of this Article 11. Paragraph 1 - The class "A1" preferred shares, resulting from the conversion of class "A" preferred shares, which are those subscribed until June 23, 1969 and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be equally apportioned among them. Management Proposal AEGM 2026 Paragraph 2 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations LawLSA, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws. Paragraph 3 - The class "A1" preferred shares shall participate, on equal terms, with the common shares, the class "C" preferred shares and the special class preferred share in the distribution of dividends, after being ensured the minimum dividend provided for in paragraph 1, subject to the provisions of paragraph 4. Paragraph 4 - The class "A1" preferred shares shall be entitled to receive a dividend, for each share, at least 10% (ten percent) greater than that attributed to each common share. Paragraph 5 –The class “C" preferred shares: I shall be entitled to one vote per share; II shall participate on equal terms with the common shares and the special class preferred share in the distribution of dividends and other proceeds by the Company; III shall have priority in the reimbursement of capital, without premium; IV shall be automatically converted into common shares, pursuant to paragraphs 7 through 10 below; and V shall be redeemable by the Company, pursuant to paragraphs 8 and 9 below. Paragraph 6 – Subject to paragraphs 8 and 9 below, the class “C” preferred shares shall be automatically converted into common shares, at a ratio of 1:1 (one for one), on a date to be determined by the Board of Directors in each fiscal year between 2026 and 2031 under the following terms: I 4% (four percent) of the total volume of class “C” preferred shares originally issued by the Company, allocated proportionally among all of their holders on the date Management Proposal AEGM 2026 determined by the Board of Directors, in each of the fiscal years 2026, 2027, 2028, 2029 and 2030, subject to the provisions of paragraph 8 below; II all class “C” preferred shares eventually remaining, in the fiscal year 2031. Paragraph 7 – Notwithstanding paragraph 6 above, the Company’s Board of Directors may, at any time, decide to increase the volume of shares to be converted in each period referred to in paragraph 6, item I above, until all such shares have been converted or redeemed. Paragraph 8 – The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of class “C” preferred shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the board resolution approving the relevant redemption. In such case: I. the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors; II. the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year, pursuant to paragraph 6, item I above, without prejudice to the possibility set forth in paragraph 7 above; III. any holder of class “C” preferred shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption set forth in this paragraph 8, opt for the conversion into common shares, in whole or in part, of the class “C” preferred shares that would otherwise be subject to such redemption; IV. the resolution of the Board of Directors regarding the redemption of class “C” preferred shares shall indicate the payment date of the respective redemption amount; and V. subject to item III above, the partial redemption shall occur on a pro rata basis, in relation to the holdings of class “C” preferred shares of all shareholders on the record date to be defined by the Board of Directors, disregarding fractions of shares. Management Proposal AEGM 2026 Paragraph 9 –Subject to paragraph 10 below, if any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares comes to hold, at any time — considering both common shares and class “C” preferred shares held by such shareholder or group — an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company, the number of class “C” preferred shares exceeding such limit shall be compulsorily and automatically redeemed by the Company, upon the execution of the conversion and/or redemption transactions by the Company, regardless of any resolution of the Board of Directors, pursuant to paragraphs 6, 7 and 8 above, and the provisions of items III to V of such paragraph 8 shall not apply. Paragraph 10 - With respect to any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) that already holds an interest exceeding 15% (fifteen percent) of the total number of common shares outstanding on the date of issuance of the class “C” preferred shares (“Original Common Shareholding”), the class “C” preferred shares held by such shareholder or group that result in an increase in the proportion of its interest in the voting shares outstanding issued by the Company beyond its Original Common Shareholding may not be converted into common shares and will be compulsorily and automatically redeemed by the Company, upon execution of the conversion and/or redemption operations by the Company, regardless of the decision of the Board of Directors pursuant to paragraphs 6, 7, and 8, and the provisions of items III to V of such paragraph 8 and of paragraph 9 above shall not apply. Paragraph 11 –Any shareholder or group of shareholders (as defined in Article 8 of this Bylaws) holding class “C” preferred shares shall notify the Company upon reaching an interest exceeding 15% (fifteen percent) of the total number of voting shares outstanding issued by the Company. Notwithstanding the foregoing, the Company may, at any time, request information from its shareholders for the purposes of verifying whether such threshold has been met. Article 12 - The capital increases of EletrobrasAXIA Energia will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law. Sole paragraph - In capital increases, preference will be assured to all EletrobrasAXIA Energia shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5. Management Proposal AEGM 2026 Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors. Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due. Article 14 - EletrobrasAXIA Energia may issue non-convertible securities and debentures. Article 15 - EletrobrasAXIA Energia, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions. Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization, and subject to the provisions of Article 11, paragraph 9. CHAPTER III The Shareholders’ Meeting Article 17 - The Annual Shareholders’ Meeting shall be held within the first 4 (four) months following the end of the fiscal year, on a day and time previously fixed, to: I take the management accounts, examine, discuss and vote on the financial statements; II resolve on the allocation of net income for the year and the distribution of dividends; III elect the members of the Board of Directors and the Fiscal Council; Management Proposal AEGM 2026 IV establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and V establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors. Article 18 - In addition to the matters provided for in the Brazilian Corporations LawLSA, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence. Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited. Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to 10% (ten percent) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws. Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article. Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form. Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes. Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting. Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary. Management Proposal AEGM 2026 Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations LawLSA. Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice. Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting. Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of EletrobrasAXIA Energia. CHAPTER IV Rights Attributed to the Federal Government Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at EletrobrasAXIA Energia’ extraordinary general meeting held on April 29, 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote: I 3 (three) members to the Board of Directors of EletrobrasAXIA Energia; and II 1 (one) member of the Fiscal Council of EletrobrasAXIA Energia, and his/her respective alternate. Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than 30% (thirty percent) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Management Proposal AEGM 2026 Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote: I 2 (two) members to the Board of Directors of EletrobrasAXIA Energia; and II 1 (one) member of the Fiscal Council of EletrobrasAXIA Energia, and his/her respective alternate. Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than 20% (twenty percent) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of EletrobrasAXIA Energia. Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group. Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages. Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable EletrobrasAXIA Energia’ internal policies, including their eligibility. Management Proposal AEGM 2026 Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by EletrobrasAXIA Energia, including, without limitation, the special class preferred share provided for in item IV of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government. Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement: I To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations LawLSA and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election; II Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations LawLSA and other applicable provisions; and III Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations LawLSA and other applicable provisions. Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur Management Proposal AEGM 2026 at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by EletrobrasAXIA Energia, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and EletrobrasAXIA Energia ' internal policies. Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes. Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out. CHAPTER V Management Article 26 - The Management of EletrobrasAXIA Energia, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers. Article 27 - The exercise of the positions of members of the EletrobrasAXIA Energia Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator. Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of EletrobrasAXIA Energia require certain requirements for the investiture in the position of management of EletrobrasAXIA Energia, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office. Management Proposal AEGM 2026 Article 28 - The investiture in the management position of EletrobrasAXIA Energia shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors. Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors. Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited: I representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position; II of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; III of a person who holds a position in a union organization. IV of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists; V of a person who already serves on 4 (four) or more boards of directors of publicly- held companies not controlled by EletrobrasAXIA Energia, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by EletrobrasAXIA Energia, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by EletrobrasAXIA Energia. Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders Management Proposal AEGM 2026 responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they: I hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or II have or represent a conflicting interest with that of the Company or its subsidiaries. Paragraph 4 - For the purposes of item II of paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of EletrobrasAXIA Energia or its subsidiaries, shall be presumed to have a conflicting interest. Paragraph 5 - The shareholder who nominates a candidate to be a member of the EletrobrasAXIA Energia Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations. Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee. Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the EletrobrasAXIA Energia Code of Conduct and other internal regulations issued by the Company. Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected. Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be Management Proposal AEGM 2026 considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to EletrobrasAXIA Energia. Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations LawLSA, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office. Paragraph 11 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations LawLSA. Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations LawLSA, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited. Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave. Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members. Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 32 of these Bylaws. Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically. Management Proposal AEGM 2026 Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published. Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations. Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of EletrobrasAXIA Energia’ management, to call the meetings of the Board of Directors and the Executive Board of Officers. Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed: I in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie- breaker; and II in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker. Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors. Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city. Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on: Management Proposal AEGM 2026 I constitution of new companies though the association of EletrobrasAXIA Energia and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws; II related-party transactions of any nature, except for transactions with the Company’s direct or indirect subsidiaries, subject to the thresholds established in EletrobrasAXIA Energia’ policy on approval authorities and without prejudice to the legal authority of the Shareholders’ Meeting; III issuance of securities within the authorized capital; IV amendment of the dividend distribution policy; and V declaration of interim dividends; Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company. Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed. Paragraph 2 - The guarantee provided for in the previous paragraph extends to: I to the members of the Fiscal Council and the members of the statutory advisory committees, present and past, II to the occupants of trust function, present and past; and III employees and agents, present and past, who legally act by delegation of the Company’s administrators. Management Proposal AEGM 2026 Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company. Paragraph 4 - Indemnity agreements shall not cover: I acts performed outside the exercise of the duties or powers of its signatories; II acts with bad faith, intent, serious fault or fraud; III acts performed in their own interest or that of third parties, to the detriment of the company’s social interest; IV indemnities arising from social action provided for in article 159 of Brazilian Corporations LawLSA or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or V other cases provided for in the indemnity contract. Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues: I the limit value of the coverage offered; II the coverage period; and III the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company. Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract. Management Proposal AEGM 2026 Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate. Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company. CHAPTER VI The Board of Directors Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met. Paragraph 1 - The Board of Directors shall be composed of at least five (5) independent members. Paragraph 2 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting. Paragraph 3 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they: I hold more than 10% (ten percent) of the total number of shares into which the voting capital of EletrobrasAXIA Energia is divided; or Management Proposal AEGM 2026 II have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of EletrobrasAXIA Energia is divided. Paragraph 4 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly- held company not controlled by EletrobrasAXIA Energia, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors. Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body. Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed. Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business guidelines, defining its strategic direction, overseeing the proper functioning of the corporate governance, risk management and internal control systems, and preserving orderly management succession, with a view to the Company’s long-term interests, its continuity, and the creation of sustainable value; it shall further have the following duties, without prejudice to the powers provided for under applicable law: Strategy: I establish the guidelines and strategic objectives of the Company, including the definition of business identity; Management Proposal AEGM 2026 II discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans; III define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of EletrobrasAXIA Energia and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market; IV approve the investment projects of EletrobrasAXIA Energia and its subsidiaries, to the extent defined by the internal regulations in force defined by EletrobrasAXIA Energia that regulate the levels of approval in EletrobrasAXIA Energia companies; Financial statements, dividends and meetings: V express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers; VI submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors; VII authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”; VIII analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council; IX resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers; Securities and corporate transactions: Management Proposal AEGM 2026 X authorize the acquisition of shares issued by EletrobrasAXIA Energia, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares; XI approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; XII exchange of shares or other securities issued by the Company; XIII express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation; Governance: XIV approve its Internal Regulations and those of its advisory committees, the EletrobrasAXIA Energia Code of Conduct, the main policies of the EletrobrasAXIA Energia companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel; XV elect and dismiss, at any time, the members of the Company’s Executive Board of Officers; XVI appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance; XVII elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee; XVIII define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, Management Proposal AEGM 2026 the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market; XIX evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board. XX approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers; XXI resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview; XXII decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors; XXIII evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence. Risks, internal controls and compliance: XXIV implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which EletrobrasAXIA Energia and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; XXV approve the annual work plan of the Internal Audit; and XXVI at any time, the books and papers of EletrobrasAXIA Energia, as well as request information on contracts entered into or in the process of being entered into and any other contracts; Management Proposal AEGM 2026 Legal acts and business: XXVII express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXVIII approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXIX approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXX choose and dismiss the independent auditors; XXXI resolve on the Company’s strategic trademarks and patents; XXXII resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the EletrobrasAXIA Energia Companies’ Integrity Program and the EletrobrasAXIA Energia Code of Conduct, in accordance with the levels established in the EletrobrasAXIA Energia Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations LawLSA; XXXIII approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions; XXXIV approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of EletrobrasAXIA Energia in the cost of these benefits; and XXXV approve, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies; Management Proposal AEGM 2026 Business management and efficiency: XXXVI determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers; XXXVII grant leave or license to the President of the Company, including paid leave; XXXVIII approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program; XXXIX approve the maximum number of personnel of EletrobrasAXIA Energia companies and general guidelines for hiring personnel at EletrobrasAXIA Energia and its subsidiaries; XL approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and XLI approve the business performance goals of the subsidiaries. Associative guidelines: XLII authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies; XLIII resolve on the association referred to in paragraph 1 of article 3 of these Bylaws; XLIV resolve on the shareholders’ agreements to be signed by EletrobrasAXIA Energia and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations LawLSA; and XLV deliberate on the organization of technical-scientific research entities of business interest to EletrobrasAXIA Energia in the energy sector. Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as Management Proposal AEGM 2026 its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least: I on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares; II regarding the strategic plans disclosed by the offeror in relation to the company; and III regarding the alternatives to the acceptance of the takeover bid available on the market. Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance. Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation. Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall: I convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations; II coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and III propose to the Board of Directors appointments to compose the advisory committees; and Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge. Management Proposal AEGM 2026 Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services: I People and Governance Committee; II Planning and Projects Committee; III Sustainability Committee; and IV Audit and Risks Committee. Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of EletrobrasAXIA Energia. Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors. Article 38 - The Audit and Risks Committee is responsible for: I provide an opinion on the hiring and dismissal of independent audit services; II supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements; III evaluate the quarterly information, interim statements and financial statements; IV monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and Management Proposal AEGM 2026 non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements; V evaluate and monitor the company's risk exposures; VI evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures; VII prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) meetings held; b) main issues discussed, their activities, the results and conclusions reached and the recommendations made to the Board of Directors; and c) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements; VIII have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information; IX monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and X evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties. Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, Management Proposal AEGM 2026 including the provisions of the Sarbanes-Oxley Act and the rules issued by the securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE"). Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee. Paragraph 3 - The election of external members other than members of the Board of Directors shall also be permitted, provided that the independence requirements are met. Paragraph 4 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office. Paragraph 5 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made. Paragraph 6 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation. Paragraph 7 - The participation of the Company's executive officers, its subsidiaries, its controlling shareholder, affiliates or companies under common control as members of the Audit and Risk Committee is prohibited. Article 39 - The People and Governance Committee is responsible for: I analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and II assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance. Management Proposal AEGM 2026 Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations. Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to EletrobrasAXIA Energia' values, purpose, business and corporate culture. CHAPTER VII The Executive Board of Directors Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals. Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position. Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations. Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors. Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors. Management Proposal AEGM 2026 Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity. Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute. Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member. Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President. Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors. Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations. Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments. Article 45 - The Executive Board of Officers is responsible for: I evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Management Proposal AEGM 2026 Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors; II take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by EletrobrasAXIA Energia that regulate the levels of approval in the EletrobrasAXIA Energia companies; III approve the other policies of EletrobrasAXIA Energia companies and EletrobrasAXIA Energia standards, and may extend them to subsidiaries; IV prepare EletrobrasAXIA Energia' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution; V approve changes in the organizational structure of the Company and its subsidiaries; VI approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance; VII to o adopt its Internal Rules and any amendments thereto; VIII instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which EletrobrasAXIA Energia appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines; IX deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer; X delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers; Management Proposal AEGM 2026 XI delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions; XII define the staffing of the Company’s areas; XIII supervise the negotiation process with union entities, as well as propose mediation and collective labor disputes; XIV ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits; XV monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators; XVI monitor and control the activities of the companies in which the Company participates, or with which it is associated; XVII prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting; XVIII approve the Company’s quarterly financial information; XIX approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector; XX establishing voting guidance for all EletrobrasAXIA Energia subsidiary companies in Meetings of the Câmara de Comercialização de Energia Elétrica - CCEE; XXI resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the EletrobrasAXIA Energia companies; XXII supervise and monitor business companies, including Special Purpose Entities- SPEs, in which it holds equity interest, with regard to governance practices, results Management Proposal AEGM 2026 presented and control, proportional to the relevance, materiality and risks of the business; XXIII evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators; XXIV resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the EletrobrasAXIA Energia Companies' Integrity Program and the EletrobrasAXIA Energia Code of Conduct, in accordance with the levels established in the EletrobrasAXIA Energia Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations LawLSA; XXV approve EletrobrasAXIA Energia ' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by EletrobrasAXIA Energia; XXVI resolve on amendments to shareholders' agreements to be signed by EletrobrasAXIA Energia and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations LawLSA; XXVII resolve on the creation and extinction of non-profit entities and on the entry and exit of EletrobrasAXIA Energia from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and XXVIII approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors; and XXIX - define guidelines for the issuance and management of power of attorney instruments, without prejudice to the representation rules established in these Bylaws. CHAPTER VIII Duties of the Executive President and the Executive Vice-President Officers Management Proposal AEGM 2026 Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors: I to call, chair and coordinate the work of the meetings of the Executive Board of Officers; II to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers; III to provide information to the Board of Directors and the Fiscal Council of the Company; IV to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of EletrobrasAXIA Energia, as well as to supervise their preparation and execution; V to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers; VI together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and VIIV coordinate the activities of the members of the Executive Board of Officers. Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors: I manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officers; II participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of Management Proposal AEGM 2026 the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated; III comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation; IV designate employees for missions abroad; and V approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting. Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading. Article 49- Except for the cases provided for in the paragraphs of this Article, the representation of the Company, actively and passively, in court or out of court, before any third parties, including authorities, regulatory entities and the general public, as well as in the movement of financial resources, execution of agreements, instruments and other documents that give rise to obligations for the Company, shall only be considered valid and binding when effected by the act or signature of: I - the Chief Executive Officer, jointly with 1 (one) Executive Vice President; II - 2 (two) Executive Vice Presidents, jointly; III - 2 (two) attorneys-in-fact with specific powers, jointly; or IV - the Chief Executive Officer or any Executive Vice President, together with 1 (one) attorney-in-fact with specific powers. Management Proposal AEGM 2026 Paragraph 1 - The Company may be represented individually by the Chief Executive Officer, by any Executive Vice President, or by an attorney-in-fact with specific powers, exclusively for the performance of the following acts: I - representation of the Company in court, actively or passively, with powers ad judicia, including et extra, except for the performance of acts that entail a waiver of the Company’s rights; II - representation of the Company at Shareholders’ Meetings, Quotaholders’ Meetings, or equivalent meetings, of companies, consortia and other entities in which the Company holds an interest; or III - performance of acts of mere administrative routine, including those carried out outside the Company’s headquarters, before bodies of any level of government, customs authorities, public service concessionaires, regulatory bodies, public offices, boards of trade, the Labor Courts, INSS, FGTS and other entities with a similar purpose; IV - representation of the Company for the execution of memoranda of understanding, letters of intent, confidentiality agreements and other instruments of a preliminary or exploratory nature, provided that such instruments do not result in the assumption of financial obligations by the Company vis-à-vis third parties, nor establish any binding commitment regarding the execution of future transactions or agreements that imply the disbursement of the Company’s funds; V - representation of the Company in legal acts and transactions in cases expressly established by the Board of Executive Officers, pursuant to Article 45, item XXIX, of these Bylaws. Paragraph 2 - For purposes of item III of Paragraph 1 of Article 49, acts of mere administrative routine are considered those that do not result in assumption and/or release of obligations by the Company vis-à-vis third parties, including, but not limited to, signing correspondence, declarations, notifications, letters, official communications, requests and other documents of a non-binding nature. Article 50- Powers of attorney shall always be granted or revoked by 2 (two) members of the Board of Executive Officers, who shall expressly define the extent of powers delegated to the attorney-in-fact, and shall contain a fixed term, except Management Proposal AEGM 2026 for powers of attorney granted for purposes of representation ad judicia, including et extra, and for representation in administrative and judicial proceedings, which may be granted for an indefinite term. CHAPTER IX The Fiscal Council Article 4951 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council. Paragraph 1 - The Federal Government, on behalf of the Federal Government Shareholders’ Group, shall have the right to elect, by means of a separate vote, one (1) member and respective alternate, pursuant to Chapter IV of these Bylaws, provided and as long as the conditions set forth therein are met. Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate. Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the EletrobrasAXIA Energia Code of Conduct and other internal regulations issued by the Company. Paragraph 4 - The members of the Fiscal Council shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 28 of these Bylaws. Article 5052 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Management Proposal AEGM 2026 Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations LawLSA. Article 5153- It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting: I supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties; II give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting; III give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company; IV report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company; V convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary; VI analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officers; VII examine the financial statements for the fiscal year and give an opinion on them; VIII approve its internal Regulations and any amendments; IX monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and Management Proposal AEGM 2026 X exercise the attributions in items I to VIII during any liquidation of the Company. Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered. Article 5254 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations. Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations. CHAPTER X Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling Article 5355 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee. Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, for assessing the quality and effectiveness of the risk management, control and governance processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officers and the Fiscal Council. Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors. Article 5456 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation. CHAPTER XI Fiscal Year and Financial Statements Management Proposal AEGM 2026 Article 5557- The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation. Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than 25% (twenty-five percent) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy. Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by EletrobrasAXIA Energia for all legal purposes. Article 5658 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation: I at least 25% (twenty-five percent) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 55; and II up to 75% (seventy-five percent) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed 75% (seventy-five percent) of the paid-in capital stock. Article 5759 - The Board of Directors, at the proposal of the Executive Board of Officers, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet. Article 5860 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officers, reverting to EletrobrasAXIA Energia Management Proposal AEGM 2026 those that are not claimed within three (3) years after the date of commencement of payment. CHAPTER XII Transfer of Control Article 5961 – Any direct or indirect transfer of control of the Company, whether carried out through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer for the acquisition of shares having as its object the shares issued by the Company held by the remaining shareholders, in accordance with the conditions and terms set forth in the applicable laws and regulations and in the Novo Mercado Regulations, so as to ensure them equal treatment to that granted to the transferring shareholder. Sole Paragraph – For clarification purposes, the obligation set forth in this Article 59 does not preclude the application of the preceding obligations set forth in Articles 9 and 10 of these Bylaws, which address measures aimed at preserving the dispersed ownership structure and which, unlike the obligation set forth in this Article 59, do not require, for their enforcement, the prior effective acquisition of control. CHAPTER XIII Delisting from the Novo Mercado Article 6062 – The delisting from the Novo Mercado shall comply with the requirements and conditions set forth in the Novo Mercado Regulations. CHAPTER XIV Arbitration Article 6163 – The Company, its shareholders, officers and directors, and the members of the Fiscal Council, both sitting and alternate, if any, undertake to resolve by arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), in accordance with its rules, any and all disputes or controversies that may arise among them, related to or arising from their status as issuer, shareholders, officers and directors, and members of the Fiscal Council, in particular those arising from the application, validity, effectiveness, interpretation, breach and effects of the provisions contained in Law No. 6,385/1976, in the Brazilian Corporations LawLSA, in these Bylaws, in the rules issued by the National Monetary Council, the Central Bank of Brazil Management Proposal AEGM 2026 and the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital markets in general, in addition to those set forth in the Novo Mercado Regulations, the Arbitration Rules, the other B3 regulations and the Novo Mercado Participation Agreement. Sole Paragraph – The terms of office of the officers and directors and of the members of the Fiscal Council, both sitting and alternate, shall include their submission to the arbitration clause referred to in the caput of this Article. Management Proposal AEGM 04.15.2026 SCHEDULE 9 Full text of the Performance Share Grant Plan (Pursuant to Article 14 of RCVM 81) (the remainder of this page intentionally left blank) Management Proposal AEGM 04.15.2026 CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS (publicly-held company) CNPJ/MF No. 00.001.180/0001-26 NIRE No. 33.3.00346767 PERFORMANCE SHARE GRANT PLAN This Performance Share Grant Plan of CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a publicly-held company, headquartered in the City and State of Rio de Janeiro, at Av. Graça Aranha, No. 26, Store A, Zip code 20030-900 ("Company" or "AXIA Energia"), is approved by the Company's Extraordinary General Meeting held on [•] and sets forth the terms and conditions for the granting, by the Company, of shares of its issuance to its executive and non-executive officers, executives and employees ("Plan"). 1. DEFINITIONS 1.1. Capitalized terms shall have the meaning ascribed to them upon first reference, whether in the singular or plural. Notwithstanding the foregoing, the words and expressions set forth below (in the singular or plural, and their derivatives) shall have the following meanings: (i) "Shares" means the common shares, in registered form without par value issued by the Company; (ii) "Performance Shares" means the Shares to be granted by the Company to the Beneficiaries, which shall be subject to the rules and conditions set forth in this Plan, the applicable Program and the respective Grant Agreement;Error! Reference source not found. (iii) "Transfer" (including the corresponding meanings "Disposal", "Transferred", "Dispose" and "Disposition", among others) means the sale, assignment, transfer, disposal, donation, exchange, creation or cancellation of usufruct, loan, granting of call or put options, contribution to the capital stock of another company, or any other transaction resulting in the same effects as a transfer, whether for valuable consideration or not, including the assignment of preemptive rights in capital increases, through corporate reorganizations, or the promise or commitment to carry out any of the acts described herein; Management Proposal AEGM 04.15.2026 (iv) "Beneficiaries" means those persons deemed strategic to ensure the development of the Company's business and selected by the Company's Board of Directors (or by the CPES, in the event of delegation), as defined in Section 1.4.1 of this Plan; (v) "CPES" means the Company's People and Governance Committee; (vi) "Board of Directors" means the Company's Board of Directors; (vii) "Grant Agreement" means the Performance Share Grant Agreement to be entered into between the Company and the Beneficiaries, which shall grant the right to receive the Performance Shares under a Program approved pursuant to the terms of this Plan; (viii) "Controlled company" means any company, investment fund or other entity that is, directly or indirectly, subject to the control of the Company, which: (i) holds rights ensuring, on a permanent basis, the majority of votes at the general meetings or equivalent body; and/or (ii) has the power to elect the majority of the members of the board of directors, the executive board or the senior deliberative body, or to appoint officers or managers, as applicable, whether by virtue of equity interest, contractual provisions or any other means ensuring preponderance in the entity's decisions; (ix) "Vacancy Event" means the voluntary or involuntary termination (with or without Just Cause), resignation or removal from office, including as a result of the expiration of the employment contract or term of office, death, permanent disability, retirement, mutual agreement, or any other event resulting in the termination of the employment or services relationship, with or without an employment link, between the Beneficiary and the Company or its Controlled companies, it being understood that the following shall not constitute a Vacancy Event: (i) a change in the Beneficiary's position within the Company or its Controlled companies; (ii) the Beneficiary's transfer by the Company to a Controlled company, or vice-versa; and (iii) the Beneficiary's transfer to any other company in the Company's interest, as determined by the Board of Directors; (x) "IPCA" means the Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by IBGE – Instituto Brasileiro de Geografia e Estatística, which, for purposes of this Plan, shall always be calculated considering the IPCA for the month preceding the reference month Management Proposal AEGM 04.15.2026 (n-1). In the event of any failure or delay in the publication of the IPCA, the Board of Directors shall determine the alternative index to be applied for all purposes under this Plan; (xi) "Just Cause" means the occurrence of any act, omission or conduct (a) provided for in Article 482 of Brazilian Decree-Law No. 5,452/1943; (b) contrary to or conflicting with the interests of the Company; (c) contrary to the duty of loyalty to the Company, including the Beneficiary's deliberate failure to perform their duties; (d) that constitutes a violation of law or the Company's corporate documents, including, but not limited to, Brazilian Corporations Law, the regulations of the Brazilian Securities and Exchange Commission ("CVM") or the Agência Nacional de Energia Elétrica – ANEEL, the listing rules of B3 S.A. – Brasil, Bolsa, Balcão and other locations where the Company's securities are admitted to trading, the Company's Bylaws and all of its regulations, policies, codes and manuals in force, as amended from time to time, this Plan or resolutions adopted at General Meetings or meetings of the Board of Directors; and (e) that is defined as a Just Cause event in the respective Program and/or Grant Agreement; (xii) "Brazilian Corporations Law" means Brazilian Law No. 6,404, of December 15, 1976; (xiii) "Reference Period" means the period of 60 (sixty) trading sessions immediately preceding the date of the Board of Directors meeting approving each grant to the respective Beneficiaries, unless otherwise provided in the respective Program for purposes of operational simplification; (xiv) "Program" means the instrument to be approved at a meeting of the Company's Board of Directors, for the purpose of regulating the implementation of the Plan and setting forth the specific guidelines for the granting of Performance Shares, in annual lots, subject always to the terms of this Plan. 2. PURPOSE OF THE PLAN 2.1. This Plan sets forth the terms and conditions under which the Company may grant to the Beneficiaries selected by the Board of Directors the right to receive Performance Shares, pursuant to Articles 168, §3, and 171, §3, of the Brazilian Corporations Law. Management Proposal AEGM 04.15.2026 2.2. The objective of the Plan is to incorporate, into the Beneficiaries' compensation package, long-term incentives linked to the achievement of preestablished targets, making them potential shareholders of the Company. The Plan will enable the alignment of interests among the Company, its shareholders and the Beneficiaries, to the extent that the potential gains and risks arising from the Company’s performance will be shared, which will contribute to the development of a highperformance professional culture and to decision-making that prioritizes long-term results, the achievement of targets, value creation and the Company’s sustainable growth. 2.3. In the current context of AXIA Energia, this Plan constitutes an essential tool for consolidating a meritocratic and high-performance culture, capable of ensuring full alignment between the interests of the Beneficiaries, the Company and its shareholders, as well as: (i) encourage the expansion, success and achievement of the corporate purposes and goals of the Company and its Controlled companies, by aligning the interests of employees and executives with the interests of the Company, its Controlled companies and its shareholders; (ii) strengthen the Company’s ability to attract and retain high-level employees and executives, as well as encourage increased performance and the Beneficiaries’ long-term commitment to the Company; (iii) share in the creation of value and the risks inherent in the Company’s business; and (iv) align the Company with market best practices. 3. SHARES INCLUDED IN THE PLAN 3.1. Under this Plan, the Board of Directors may grant up to 29,154,287 (twentynine million, one hundred and fifty-four thousand, two hundred and eighty-seven) Performance Shares representing, on this date, approximately 1% (one percent) of the Company's total capital stock, which shall be subject to the restrictions set forth in the applicable Section 8 of this Plan. 3.2. The number of Performance Shares covered by the Plan shall be adjusted, as determined by the Board of Directors, upward or downward, to reflect stock splits or reverse stock splits, as well as in the event of capital increases of the Company through capitalization of profits or reserves (bonus issue) with the issuance of new shares. Management Proposal AEGM 04.15.2026 3.2.1. In the event of capital increases or reductions or other transactions resulting in a change in the number of shares issued by the Company, as well as changes in the class or type of the Company's shares, for any reason, the Board of Directors shall evaluate potential adjustments to this Plan. No fractional shares shall be granted or issued as a result of any such adjustments, and any fractional share shall be rounded up to the delivery of 1 (one) Share issued by the Company. 3.3. Performance Shares granted but not effectively delivered to the Beneficiaries shall not be counted for purposes of the limit set forth in item 3.1 above and, therefore, will again become available for future grants. 3.4. For the purpose of satisfying the Company's obligations to grant Performance Shares under this Plan, the Company may, at the Board of Directors' discretion: (i) acquire Shares of its own issuance on the market; and/or (ii) use existing Shares held in treasury, subject to the rules set forth in the applicable law. 3.5. The Company's shareholders will not have preemptive rights in the acquisition of Performance Shares held in treasury, within the scope of the Plan, as provided in Article 171, §3, of the Brazilian Corporations Law. 4. ELIGIBLE INDIVIDUALS 4.1. This Plan is intended for the executive and non-executive officers, employees and collaborators of the Company and/or its Controlled companies who are deemed strategic to ensure the development of the business and are selected by the Company's Board of Directors, or, in the event of delegation as referred to in item 1.5.3.1, by the CPES, to participate in one or more Programs to be approved by the Board of Directors for this Plan ("Beneficiaries"). 4.1.1. Individuals who have been nominated by the Company, based on a prerogative set forth in the Bylaws and/or a shareholders’ agreement, to serve as Executive Officers may also be included as Beneficiaries under this Plan: (i) in companies in which the Company and/or any of its Controlled Companies holds a relevant equity interest (Article 247, sole paragraph, of the Brazilian Corporations Law), without prejudice to approval under the applicable governance of the investee company; and (ii) at the Centro de Pesquisas de Energia Elétrica – Cepel. Management Proposal AEGM 04.15.2026 4.1.2. Members of the Board of Directors and the CPES shall not be eligible to participate in the Plan. 4.2. The Company may treat Beneficiaries who are in a similar situation differently and shall not be required, under any rule of equal treatment or analogy, to extend to all Beneficiaries the conditions that it deems applicable only to one or more of them, always as determined by the Board of Directors. The Company may also establish special treatment for exceptional cases, provided that the principles of the Plan are respected, and such situation shall not constitute a precedent in favor of other Beneficiaries. 4.3. The Board of Directors shall select, at its sole discretion, the Beneficiaries to whom the Performance Shares will be granted and shall establish the conditions, targets and criteria for such Beneficiaries to receive the Performance Shares, subject to the provisions of this Plan. 5. ADMINISTRATION OF THE PLAN AND PROGRAMS 5.1. The administration and implementation of the Plan shall be the responsibility of the Board of Directors, or, if delegated by the Board of Directors, of the CPES, which shall be vested with the powers and prerogatives necessary to make decisions regarding the Plan and to authorize the Company to enter into agreements with the selected Beneficiaries, subject to the terms of this Plan and applicable law. 5.2. The Board of Directors may create Performance Share grant Programs to regulate the implementation of the Plan, with a fixed term, and may also determine the maximum number of Performance Shares that may be granted under each Program, based on the general guidelines of this Plan. 5.3. Without prejudice to any other duties assigned to it under this Plan, the Board of Directors shall have broad powers to: (i) create, implement and modify Programs, in which the following shall be defined: (a) the number of Performance Shares that may be granted under the respective Program, as well as the events under which such number shall be adjusted, subject to the provisions of this Plan; (b) the targets, triggers, milestones and other conditions to be met for the Performance Shares to be delivered to the Beneficiaries, including Total Shareholder Return targets; (c) restrictions on the transfer of Performance Shares granted to the Beneficiaries, in addition to those provided herein; and (d) any other Management Proposal AEGM 04.15.2026 conditions, criteria and specific rules relating to the granting of Performance Shares; (ii) propose amendments to this Plan, or its cancellation, to be submitted for approval at the Company's General Meeting; (iii) select, at its sole discretion, the Beneficiaries to whom Performance Shares will be granted and determine the conditions, targets and criteria under which such Beneficiaries may receive the Performance Shares; (iv) authorize the Company to enter into the Grant Agreements with the Beneficiaries, as well as establish the respective terms and conditions; (v) monitor compliance with the rules set forth in this Plan, the Programs and the respective Grant Agreements; (vi) decide on all and any measures relating to the administration of the Plan, the Programs and the Grant Agreements, as well as interpret and apply the general rules set forth herein and in such instruments, including resolving doubts of interpretation and deciding on matters not expressly covered by this Plan, the Programs and the Grant Agreements; and (vii) cause the Company to take all necessary and appropriate measures for the granting of the Performance Shares, pursuant to this Plan, the Programs and the Grant Agreements, subject to applicable legislation and regulations issued by the Brazilian Securities and Exchange Commission ("CVM"). 5.3.1. The Board of Directors may delegate its powers, in whole or in part, to the CPES, and may also revoke such delegation, reassuming the functions or delegating them to other bodies of the Company. 5.4. Resolutions of the Board of Directors, or of the CPES, relating to the administration of the Plan shall be adopted by a majority of votes and shall be binding on the Company and the Beneficiaries, as applicable, subject to applicable laws, CVM regulations, the rules set forth in the Company's Bylaws and this Plan. 5.4.1. No Beneficiary may participate in resolutions of the Board of Directors or the CPES relating to the Plan, the Programs or the Grant Agreements. Should any Beneficiary become a member of the Board of Directors or the CPES, such Beneficiary Management Proposal AEGM 04.15.2026 shall abstain from voting on resolutions regarding the implementation, administration or amendment of the Plan, or any Programs and Grant Agreements. 5.5. In the administration of the Plan and the Programs, the Board of Directors shall observe all the provisions of the Plan and may not: (i) increase the total limit of Performance Shares under this Plan; or (ii) guarantee or ensure, to any Beneficiary, the maintenance of their status as executive or non-executive officer, executive or employee, as the case may be. 6. TERMS AND CONDITIONS OF THE SHARE GRANT 6.1. Subject to the respective Program to be approved by the Company's Board of Directors, the grant of Performance Shares may be made in annual lots, with respect to which conditions may be established for the Beneficiary to be entitled to receive the Performance Shares, including (a) the fulfillment of individual or collective conditions; and (b) the Beneficiary's continued service in their position for a minimum vesting period, among others. 6.2. Subject to the Program to be approved by the Company's Board of Directors, the grant of Performance Shares under this Plan shall be made by means of a Grant Agreement to be entered into between the Company and the respective Beneficiary, which shall set forth all the terms and conditions of the grant and receipt of the Performance Shares, including, as a minimum: (i) the number of Performance Shares granted to the Beneficiary, as well as their division into lots and other requirements established in the Program or provided for in this Plan; (ii) the respective terms, targets and conditions for the effective receipt of the Performance Shares, including the vesting period during which the granted Performance Shares shall not be delivered, and any individual or collective targets related to the performance of the Beneficiary and/or the Company or its Controlled companies; (iii) additional circumstances, beyond those already contemplated in this Plan, under which the Beneficiary may lose the right to receive them; (iv) any additional restrictions on the Transfer and/or encumbrance of the Performance Shares received; and Management Proposal AEGM 04.15.2026 (v) any other terms and conditions, criteria and specific rules relating to the individual grants of Performance Shares under this Plan and the respective Program. 6.2.1. No cash consideration shall be payable by the Beneficiaries upon execution of the Grant Agreement or upon delivery of the Performance Shares. 6.2.2. The execution of the Grant Agreement shall constitute a mere expectative right of the Beneficiaries, who may come to receive the Performance Shares upon verification of all the requirements, conditions and procedures established in this Plan, the respective Programs and Grant Agreements. Until such requirements, conditions and procedures are satisfied, the Company shall have no obligation to transfer the Performance Shares to the Beneficiary. 6.3. No provision of this Plan, the Programs or the respective Grant Agreement shall confer on any Beneficiary the right to remain as an officer or executive of the Company or its Controlled companies, nor shall it interfere, in any way, with the right of the Company or its Controlled companies to terminate, at any time, the officer's term of office or to rescind the respective employment contract. 6.4. Until the date of transfer of title of the Performance Shares to the Beneficiaries, the Beneficiaries shall not have any rights or benefits as shareholders of the Company with respect to the Performance Shares subject to the grant, such as voting rights or the right to receive dividends and interest on capital; provided that the Board of Directors may authorize an adjustment to the number of Performance Shares granted as a result of the distribution of dividends and/or the payment of interest on capital by the Company during the vesting period, and such authority shall not result in any acceleration of any right, time period or target relating to the Performance Shares. 6.5. Once all terms, targets and conditions of the Plan, the respective Program and the Grant Agreement have been met, the Company's management shall take the necessary measures to implement the delivery of the Performance Shares under the respective Grant Agreements to the Beneficiaries. 6.6. Even if the conditions and targets for the transfer of Performance Shares have been met, the Board of Directors may suspend their delivery whenever it identifies circumstances that, under applicable law or regulations, restrict or prevent the Company from acquiring or selling shares or the Beneficiaries from acquiring shares. Management Proposal AEGM 04.15.2026 Shares, the following is verified: (i) the commission of any unlawful act; (ii) violation of anti-corruption or money laundering legislation; (iii) inappropriate ethical-professional conduct; (iv) violation of any internal rule of the Company and/or its Controlled companies; (v) conduct causing harm to the Company or its Controlled companies; (vi) that the Beneficiary made any oral or written statement about the Company or its Controlled companies, through any means of communication, that is derogatory to the image, reputation or interests of the Company or that involves the disclosure of confidential information about its business; (vii) that the Beneficiary failed to comply with their obligations under the Program or the Grant Agreement; (viii) facts or events of exceptional gravity that generate material adverse impacts on the Company's financial condition, market value, reputation or governance. 6.8. The grant of Performance Shares under this Plan, the Programs and the respective Grant Agreements is of an exclusively commercial and corporate nature, and shall not, for any purposes, form part of the compensation of Beneficiaries who are employees, pursuant to Article 457, §2, of the Brazilian Consolidation of Labor Laws, and participation in the Plan shall not create, for the Beneficiary, any vested right to new Performance Share grants, to the maintenance of the Plan or of any Programs. 7. PERFORMANCE TARGETS AND SHARE QUANTITIES 7.1. Subject to the provisions of this Plan and the conditions established in each Program, the Beneficiary's right to receive the Performance Shares shall only vest: (i) if at least the Minimum Total Shareholder Return ("Minimum TSR") of the respective Program is achieved; (ii) after a minimum period of 3 (three) years, counted from the date of execution of the respective Grant Agreement ("Vesting Period"); and (iii) if any other targets that may be established in the respective Program and/or Grant Agreement are met. 7.2. For purposes of this Plan, as well as the Programs and Grant Agreements, "Total Shareholder Return" shall correspond to the total return on shares issued by the Company to its shareholders over the period between the initial date to be determined in the respective Grant Agreement and the expiration date of the Vesting Period defined in the respective instrument ("Measurement Period"), to be calculated as follows ("Total Shareholder Return"): Management Proposal AEGM 04.15.2026 𝑇𝑆𝑅 = [(𝑃𝑓𝑖𝑛𝑎𝑙 − 𝑃𝑟𝑒𝑓 ) + 𝑃𝑟𝑜𝑐𝑒𝑒𝑑𝑠] 𝑃𝑟𝑒𝑓 where: “TSR” means the Total Shareholder Return, expressed as a percentage, with two decimal places. “Pref” or “Reference Price” means the average price per common share issued by the Company, to be calculated by the Company based on the average closing price of its common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (ticker: AXIA3) during the Reference Period, it being optional for the Board of Directors, upon approval of the respective Program, to exclude from the calculation trading sessions that record volume and/or fluctuations deemed atypical. “Pfinal” or “Final Price” means the average price per common share issued by the Company, to be calculated by the Company based on the average closing price of its common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (ticker: AXIA3), during the 60 (sixty) trading sessions preceding the expiration date of the Vesting Period of the respective Grant Agreement. “Proceeds” means the total amount per Share paid by the Company as proceeds, dividends or interest on equity (net of applicable taxes) during the period between the date of execution of the Grant Agreement with a given Beneficiary and the expiration date of the Vesting Period of the respective Grant Agreement, assuming that such Proceeds would be reinvested in the purchase of Shares. 7.3. The number of Performance Shares to be effectively delivered to the Beneficiary shall be variable, depending on the partial, full or exceeding achievement of the Total Shareholder Return targets set by the Board of Directors, subject to the following minimum criteria: (i) equal to or above the Minimum TSR, but below the Base TSR: 25% (twenty-five percent) of the Performance Shares granted; (ii) equal to or above the Base TSR, but below the Target TSR: 50% (fifty percent) of the Performance Shares granted; Management Proposal AEGM 04.15.2026 (iii) equal to or above the Target TSR, but below the Superior TSR: 100% (one hundred percent) of the Performance Shares granted; (iv) equal to or above the Superior TSR, but below the Maximum TSR: 150% (one hundred and fifty percent) of the Performance Shares granted; (v) equal to or above the Maximum TSR: 200% (two hundred percent) of the Performance Shares granted; and (vi) below the Minimum TSR: none of the Performance Shares granted shall be delivered. 7.4. In administering the Plan, the Board of Directors shall establish the achievement percentages that will correspond to the Minimum TSR, Base TSR, Target TSR, Upper TSR and Maximum TSR, as well as make changes to the related calculation methodology, including the criteria for determining the Reference Price and the Final Price. 8. RESTRICTION ON THE TRANSFER OF SHARES 8.1. The Performance Shares granted to the Beneficiaries under this Plan shall be subject to a restriction on Transfer for a minimum period of 12 (twelve) months, counted from the date of their receipt ("Lock-up"), and the Board of Directors may establish longer periods, depending on the position held by the Beneficiary. 8.1.1. During the Lock-up period, the Performance Shares may only be Transferred, whether for valuable consideration or not, (i) to the Company itself; (ii) to the Beneficiary's heirs and successors, as provided in the Grant Agreement. 8.2. During the Lock-up period, the Performance Shares received by the Beneficiary as a result of their participation in this Plan may not be subject to any form of lien, encumbrance (including through usufruct), charge or guarantee by the Beneficiaries, in whole or in part, except for the Lock-up itself. 8.3. When applicable, the Performance Shares shall also be subject to the Company's governance policies and guidelines that establish a minimum financial volume of Shares that must be held by its executives during the period in which they are in office (stock ownership guidelines). Management Proposal AEGM 04.15.2026 8.4. Without prejudice to the foregoing, the Beneficiaries shall comply with the restrictions on trading in securities, in accordance with all regulatory and listing rules to which the Company, the Beneficiaries, its officers, employees or service providers are subject, as well as any other restrictions that may be established in the respective Grant Agreements, Bylaws, Securities Trading Policy and other corporate documents of the Company. 9. VACANCY EVENT 9.1. In the event of termination by the Company without Just Cause, as well as in the event of resignation by the Beneficiary, retirement, death, permanent disability, removal, resignation or non-reappointment to office, the Beneficiary shall lose the right to receive all Performance Shares whose conditions and targets have not yet been met, unless otherwise provided in the applicable Program and/or Grant Agreement, provided that the targets originally agreed upon are observed. The Board of Directors shall be responsible for detailing and defining the rules and procedures applicable to Vacancy Events. 9.2. If the Vacancy Event occurs, at any time, upon termination by the Company for Just Cause, or upon resignation by the Beneficiary to act in favor of a competitor of the Company, the Beneficiary shall not be entitled to receive any of the Performance Shares to which he or she would otherwise be entitled under this Plan, regardless of the achievement of the applicable targets and time periods and, as a consequence, the Company shall be precluded from transferring title to the corresponding Performance Shares to the Beneficiary. 9.3. In any event of termination of the Beneficiary, the restrictions set forth in this Plan and the respective Agreements shall remain in force. 10. CLAWBACK OF PERFORMANCE SHARES ("CLAWBACK") 10.1. Without prejudice to the provisions of item 6.7 and subject to the provisions of its Management Compensation and Clawback Policy, the Company shall have the right to demand from the Beneficiary the return of all or part of the Performance Shares already delivered, or the equivalent cash value calculated pursuant to item 10.5 below, if, within a period of up to 3 (three) years from the date of effective delivery of the Performance Shares to the Beneficiary ("Clawback Period"), any of the following events is found to have occurred: Management Proposal AEGM 04.15.2026 (i) restatement of the financial statements of the Company or its Controlled companies, resulting in the reduction or elimination of the achievement of the Total Shareholder Return targets that formed the basis for the grant and/or delivery of the Performance Shares to the Beneficiary; (ii) a finding that the Beneficiary committed, by action or omission, fraud, willful misconduct, simulation, gross negligence, violation of the code of conduct or internal policies, manipulation of data or results, or any other act that contributed, directly or indirectly, to the artificial achievement of performance targets; (iii) a final and unappealable conviction of the Beneficiary, in judicial, arbitral or administrative proceedings, for acts of corruption, money laundering, insider trading, market manipulation, crimes against the public administration or any other unlawful act committed against the interests of the Company, and/or its Controlled companies. (iv) violation, by the Beneficiary, of confidentiality, non-compete, non-solicitation, non-disparagement and/or other obligations undertaken before the Company; or (v) any other event established in the respective Program or Grant Agreement. 10.2. The Clawback provided for in this Section shall apply regardless of whether the Beneficiary maintains or does not maintain a relationship with the Company on the date the event is identified, including with respect to terminated Beneficiaries. 10.3. The decision on the application of the Clawback shall rest with the Board of Directors, following consultation with the CPES, and the Beneficiary shall be entitled to present their reasons, in writing, within 15 (fifteen) business days from the notice sent by the Company. 10.4. In the event contemplated in item 10.1(i) (restatement), the number of Performance Shares to be returned shall correspond to the difference between: (a) the number of Shares actually delivered based on the original financial statements; and (b) the number of Shares that would have been delivered had the restated financial statements been used as the basis for calculating the Total Shareholder Return. If, based on the restated financial statements, no Shares would have been owed, the return shall be in full. Management Proposal AEGM 04.15.2026 10.5. If the Beneficiary has already Transferred, in whole or in part, the Performance Shares subject to the Clawback, the return shall be made in cash, at the amount corresponding to the average closing price of the shares issued by the Company during the 20 (twenty) trading sessions preceding the date of the notice referred to in item 10.3, multiplied by the number of Shares to be returned, adjusted by the IPCA from the date of notification. 10.6. Without prejudice to the provisions of this Section, the Clawback shall be applied in strict compliance with the rules of the New York Stock Exchange (NYSE) and the Securities and Exchange Commission (SEC) applicable to the Company in its capacity as a foreign private issuer, including, without limitation, the obligations arising from Rule 10D-1 promulgated under the Securities Exchange Act of 1934. 11. TERM OF THE PLAN 11.1. This Plan shall come into force on the date of its approval by the Company's General Meeting and shall remain in force until (i) all Performance Shares have been granted by the Company and delivered to the Beneficiaries; or (ii) the General Meeting resolves to terminate the Plan, whichever occurs first. 11.1.1. In the event of the Company’s bankruptcy, dissolution or liquidation, this Plan, the Programs and the respective Grant Agreements shall be terminated by operation of law, and the right to receive all Performance Shares that have been granted but not yet delivered, as well as the Beneficiary’s rights, shall lapse. 11.2. The expiration of the term of validity shall not affect the rights arising from Programs and Grant Agreements already in force and related to this Plan, and the approval and selection of additional Beneficiaries under any Program and the execution of any new Grant Agreements shall be prohibited. 11.3. Without prejudice to the other terms and conditions established in the Program and in the Grant Agreement, the right to receive Performance Shares under this Plan shall automatically terminate, without any right to indemnification, and all its effects shall cease by operation of law, and any Program or Grant Agreement entered into pursuant hereto shall be deemed without effect, in the following cases: (i) upon termination of the Grant Agreement by mutual consent; (ii) in the event of bankruptcy, dissolution or liquidation of the Company; Management Proposal AEGM 04.15.2026 (iii) in the circumstances set forth in Section 6.7; (iv) if, at the discretion of the Board of Directors, a Just Cause event has occurred. 11.4. The Company's General Meeting may, at any time, resolve and approve amendments to this Plan, including, without limitation, its extension. 12. GENERAL PROVISIONS 12.1. Prevalence. Any Performance Share delivered in accordance with this Plan shall be subject to all terms and conditions set forth herein, which shall prevail in the event of any inconsistency with the provisions of any other document. 12.2. Acceptance. The execution of the Grant Agreement shall imply the express, irrevocable and irreversible acceptance of all terms of this Plan by the Beneficiary. 12.3. Assignment. The rights and obligations arising from the Plan, the respective Program and the Grant Agreement may not be assigned or transferred, in whole or in part, by the Beneficiary, nor pledged as security for obligations, without the prior consent of the Company. 12.4. Corporate Reorganization. This Plan shall not prevent the Company and/or its Controlled companies from carrying out changes of registered office or corporate reorganization transactions, including, but not limited to, transformation, merger, merger of shares, consolidation or spin-off, in which case the treatment of the Performance Shares shall be determined by the Board of Directors, always in a manner that maintains the balance of the relationships between the parties, without prejudice to the Company or the Beneficiaries. 12.5. Taxes. The Beneficiary and the Company shall be responsible for the payment of the respective taxes levied on the transactions contemplated herein. In the event of taxes subject to withholding at source, the Company shall be authorized to withhold and pay the respective amounts, paying only the net amount to the Beneficiaries. 12.5.1. In the event of any taxes levied on the delivery of Performance Shares to the Beneficiary, the Company may, for the purpose of obtaining funds for the Management Proposal AEGM 04.15.2026 due payment of taxes withholding at source, retain a number of Performance Shares the sale value of which is sufficient for the payment of such taxes. 12.6. Supervening Legislation. Any significant legal change regarding the regulation of corporations, the rules issued by the CVM, labor legislation and/or the tax effects arising from this Plan may lead to its full revision, regardless of prior notice or notification to the Beneficiary, who shall also not be entitled to any indemnification. 12.7. Matters Not Expressly Covered. Matters not expressly covered herein shall be governed by the Board of Directors, after consulting, when the Board deems appropriate, the General Meeting. Any share granted in accordance with the Plan shall be subject to all terms and conditions set forth herein, which shall prevail in the event of any inconsistency with the Program and the respective Grant Agreement. 12.8. Irrevocability. The obligations set forth in this Plan, the Programs and the respective Grant Agreements are assumed on an irrevocable basis, constituting extrajudicial enforcement titles pursuant to applicable civil procedural legislation, binding the contracting parties and their successors, in any capacity and at all times. 12.9. Jurisdiction. Except as provided in Section 12.10, the courts of the Judicial District of the City of Rio de Janeiro, State of Rio de Janeiro, are hereby elected as the exclusive forum to settle any and all disputes or controversies that may arise in connection with this Plan, the Program and/or the Grant Agreements, to the exclusion of any other, however privileged it may be. 12.10. Dispute Resolution. As of the time the Company becomes listed on B3’s Novo Mercado listing segment, any and all disputes, claims or controversies arising directly or indirectly out of this Plan, the Programs and/or the Grant Agreements (including any matter relating to their existence, validity, enforceability, breach or termination) shall be resolved mandatorily, exclusively and finally by arbitration, to be conducted and administered by the Market Arbitration Chamber (“Chamber”). 12.10.1. Governing Law. The arbitration shall be instituted and conducted in accordance with the Rules of the Chamber and Brazilian law. The Arbitral Tribunal shall have no authority to decide the disputes submitted to it on the basis of equity. 12.10.2. Arbitral Tribunal. The arbitral tribunal shall be composed of 3 (three) arbitrators (“Arbitral Tribunal”). Each Party shall appoint 1 (one) arbitrator. If there is more than one claimant, all of them shall jointly appoint a single arbitrator. If there is Management Proposal AEGM 04.15.2026 more than one respondent, all of them shall jointly appoint a single arbitrator. The arbitrators appointed by the Parties shall jointly choose the third arbitrator, who shall chair the Arbitral Tribunal. Any omissions, disputes, doubts and gaps regarding the appointment of arbitrators by the Parties involved or the choice of the third arbitrator shall be settled by the Chamber. 12.10.3. Seat and Language. The seat of the arbitration shall be the City of São Paulo, State of São Paulo, where the arbitral award shall be rendered, and the proceedings shall be conducted in Portuguese. 12.10.4. Confidentiality. The Parties agree that the arbitration shall be kept confidential, and its elements (including the parties’ submissions, evidence, expert reports and other statements by Third Parties, and any other documents submitted or exchanged in the course of the arbitral proceedings) shall be disclosed only to the Arbitral Tribunal, the parties to the arbitration, their counsel and any person required for the conduct of the arbitration, except where disclosure is required for compliance with obligations imposed by Law or by any Governmental Authority, this Section serving as evidence of the confidentiality agreed between the parties pursuant to article 189, IV, of the Brazilian Code of Civil Procedure. 12.10.5. Binding Effect. The arbitral award shall be final and unappealable, and shall bind the parties to the arbitration, their successors and assignees, who undertake to comply with it voluntarily. 12.10.6. Expenses. The arbitral award shall determine the expenses of the arbitration, including, but not limited to, contractual attorneys’ fees, and shall decide which of the parties shall bear such expenses, or in what proportion they shall be apportioned among the parties, in accordance with the parties’ prevailing or losing positions on the merits of the dispute submitted to arbitration. The Arbitral Tribunal shall not have powers to award court-ordered attorneys’ fees (honorários de sucumbência). 12.10.7. Court Measures. The parties may seek interim and urgent relief from the judiciary before the constitution of the Arbitral Tribunal. As from its constitution, all interim or urgent measures shall be requested directly from the Arbitral Tribunal, which may uphold, revoke or amend such measures previously requested from the judiciary. 12.10.8. Supporting Court for Arbitration. Interim and urgent measures, where applicable, and enforcement actions, including of any arbitral decision or award, whether partial or final, may be brought in the judicial district where the domicile or assets Management Proposal AEGM 04.15.2026 of any of the parties to the arbitration are located or in the judicial district of the capital city of Rio de Janeiro. For other court measures permitted under the Brazilian Arbitration Law, the Parties elect the courts of the judicial district of the capital city of Rio de Janeiro, to the exclusion of any other judicial forum. The request for any such court measures shall not be deemed a waiver of the rights set forth in this Section or of arbitration as the sole method of dispute resolution. Management Proposal AEGM 04.15.2026 SCHEDULE 10 Information required for the Performance Share Grant Plan in accordance with Exhibit B of RCVM 81 (Pursuant to Exhibit B of RCVM 81) 1. Provide a copy of the proposed plan A copy of the proposed Performance Share Grant Plan (“Performance Share Plan”) is set forth in Schedule 9. 2. Report the main characteristics of the proposed plan, identifying: a. Potential beneficiaries The following may be elected as Beneficiaries of the Performance Share Plan: (i) executive and non-executive officers, employees, and collaborators of the Company and/or its Controlled Companies who are deemed strategic to ensure the development of the business, selected by the Company's Board of Directors or by a committee designated for such purpose; (ii) individuals who have been nominated by the Company, based on a prerogative set forth in the Bylaws and/or a shareholders' agreement, to serve as executive officers (a) in companies in which the Company and/or its Subsidiary holds a significant interest, or (b) at the Electric Energy Research Center – Cepel. Members of the Board of Directors shall not be eligible. b. Maximum number of Options to be granted Not applicable, as the Performance Share Plan does not provide for the delivery of options. c. Maximum number of shares covered by the plan The total number of Performance Shares to be received by the Beneficiaries of the Performance Share Plan may not exceed 29,154,287 common shares, representing approximately 1% of the Company's total capital stock as of this date, without prejudice to the maximum term for the execution of the Grant Agreements. d. Conditions for share acquisition Management Proposal AEGM 04.15.2026 The delivery of Performance Shares shall necessarily be made upon the execution of a Grant Agreement, subject to the Program(s) to be approved by the Board of Directors. The agreement shall specify, among other items, the number of Performance Shares subject to the grant, as well as the terms, targets, and terms and conditions for the beneficiary to receive the Performance Shares. The Beneficiary's right to receive the Performance Shares shall only be acquired: (i) if the minimum Total Shareholder Return ("Minimum TSR") of the respective Program is achieved; (ii) after a minimum period of three years, counted from the date of execution of the respective Grant Agreement; and (iii) if any other targets that may be established in the respective Program and/or Grant Agreement are met. The transfer of ownership of the Performance Shares to the respective Beneficiary shall take place at a single point in time, following the fulfillment of the vesting period established in the Grant Agreement. e. Detailed criteria for setting the exercise price Not applicable, as the Performance Share Plan provides that, once all conditions established in the Grant Agreement are met, the Performance Shares shall be delivered by the Company to the beneficiary, without any requirement to pay an exercise price. f. Criteria for setting the exercise period Not applicable, as the Performance Share Plan provides that, once all conditions established in the Grant Agreement are met, the Performance Shares shall be transferred by the Company to the beneficiary, without the payment of any exercise price. g. Form of settlement of Options Not applicable, as there will be no delivery of Options. Management Proposal AEGM 04.15.2026 h. Criteria and events that, when verified, will cause the suspension, amendment, or termination of the plan The Performance Share Plan shall remain in effect until: (i) all Performance Shares have been granted by the Company and delivered to the Beneficiaries; or (ii) the General Meeting resolves to terminate the Performance Share Plan, whichever occurs first. The Performance Share Plan may be terminated and/or modified at any time by resolution of the General Shareholders' Meeting. The General Meeting may resolve, at any time, on amendments to the Plan, including its extension. Any significant legal change regarding the regulation of corporations, publicly‑held companies, labor legislation and/or the tax effects of a share delivery plan may lead to a comprehensive review of the Performance Share Plan. The Plan shall be automatically terminated, without any right to indemnification, with all its effects ceasing by operation of law and any Program or Grant Agreement entered into being deemed without effect, in the event of bankruptcy, dissolution or liquidation of the Company. 3. Justify the proposed plan, explaining: a. The main objectives of the plan The Performance Share Plan has as its core objective the incorporation of long-term incentives linked to the achievement of pre-established targets, turning its collaborators into potential shareholders of the Company. Thus, the Plan will allow the alignment of interests between the Company, its shareholders, and its collaborators, to the extent that the potential gains and risks of the Company's performance will be shared, which will contribute to the development of a high-performance professional culture and to decision-making that prioritizes long-term results, surpassing targets, value creation, and the sustainable growth of the Company. b. How the plan contributes to these objectives The Performance Share Plan contributes to such objectives by linking the delivery of Performance Shares to the achievement of objective performance metrics, particularly the Total Shareholder Return, measured over a multi-year vesting period. The incentive structure conditioned on economic and financial performance targets encourages the Management Proposal AEGM 04.15.2026 Beneficiaries' retention within the Company, stimulates the surpassing of targets and the consolidation of corporate strategy, and creates incentives compatible with the strategic challenges arising from the ongoing transformation process, fostering the retention and attraction of professionals capable of leading this growth cycle. c. How the plan fits into the company's compensation policy The Performance Share Plan is part of the Company's compensation policy as a relevant component of the long-term variable compensation of Beneficiaries, complementing fixed compensation and short-term variable compensation mechanisms. By linking a significant portion of compensation to the Company's performance over time, the Performance Share Plan reinforces meritocratic and governance practices, ensuring that compensation is aligned with the effective generation of value for the Company and its shareholders, without requiring financial outlay by Beneficiaries for the acquisition of Performance Shares. d. How the plan aligns the interests of Beneficiaries and the company in the short, medium, and long term The Performance Share Plan promotes the alignment of interests by establishing a direct relationship between the Company's performance and the Beneficiaries' compensation. To this end, the plan uses Total Shareholder Return (TSR) as its main metric, which considers both the appreciation in the average share price and the earnings effectively distributed to the Company's shareholders, such as dividends and interest on stockholders' equity. TSR is a widely used indicator in long-term incentive plans as it objectively reflects the creation of shareholder value, aligning the beneficiaries' variable compensation with the Company's economic performance and the return effectively perceived by investors. Furthermore, the Performance Share Plan establishes a minimum vesting period of three years for the measurement of TSR. In the short term, the vesting period encourages the engagement and retention of strategic professionals; in the medium term, TSR stimulates the surpassing of targets and the consolidation of corporate strategy; and in the long term, it ensures that sustainable value creation is shared between Beneficiaries and shareholders, promoting decisions oriented toward the continuity, efficiency, and consistent growth of the Company. Management Proposal AEGM 04.15.2026 4. Estimate the company's expenses arising from the plan, in accordance with the accounting rules addressing this matter The Company estimates, as expenses to be recognized in 2026, relating to the 1st grant of the plan to beneficiaries, the amount of R$20,831,576.25. For this estimate, the value of R$62.03 per common share was used, corresponding to the closing price on B3 on February 25, 2026. It should be noted that this estimate was prepared based on the assumptions available for purposes of setting the aggregate management compensation to be approved at the AEGM and may be subject to changes due to various factors, including, among others, the actual grant date, the number of shares effectively granted, the specific conditions established in each program, as well as changes in the market value of the Company's shares and other applicable accounting assumptions, pursuant to CPC 10 – Share-Based Payment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.